As filed with the Securities and Exchange Commission on July 20, 1998
                                                      Registration No. 333-56197


================================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                ---------------

                         Pre-Effective Amendment No. 1
                                       to

                                   Form SB-2
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                                ---------------
                      Merrill Merchants Bancshares, Inc.
                (Name of Small Business Issuer in its Charter)

                Maine                          6712                       01-0471507
    (State or Jurisdiction of      (Primary Standard Industrial        (I.R.S. Employer
Incorporation or Organization)      Classification Code Number)     Identification Number)

                                 Edwin N. Clift
                      Merrill Merchants Bancshares, Inc.
                                201 Main Street
                               Bangor, ME 04401
                                  207-942-4800
       (Address and Telephone Number of Principal Place of Business and
Executive Offices and Name, Address and Telephone Number for Agent for Service)



                                  COPIES TO:

      Harry A. Hanson, III, Esq.     William W. Bouton, III, Esq.
     Hutchins, Wheeler & Dittmar      Tyler Cooper & Alcorn, LLP
      A Professional Corporation        City Place, 35th Floor
        101 Federal Street                Hartford, CT 06103
         Boston, MA 02110                    860-725-6210
           617-951-6600


Approximate date of proposed sale to the public: As soon as practicable after the effective date of Registration.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

   Title of Each            Dollar             Proposed             Proposed
     Class of               Amount              Maximum             Maximum           Amount of
 Securities to Be           To Be           Offering Price         Aggregate         Registration
    Registered            Registered         Per Share(1)        Offering Price          Fee
------------------   -------------------   ----------------   -------------------   -------------
Common Stock         $9,660,000(2)                $14            $  9,660,000(2)     $ 2,849.70

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).
(2) Includes an aggregate of $1,260,000 to cover overallotments, if any, pursuant to the overallotment option granted to the Underwriters.


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

             AS SHOWN, SUBJECT TO COMPLETION, DATED _______, 1998



                                600,000 Shares
                                ---------------
                      Merrill Merchants Bancshares, Inc.
                                ---------------
                                  Common Stock
                               ---------------
     Merrill Merchants Bancshares, Inc. (the "Company"), a Maine corporation and a one-bank holding company for Merrill Merchants Bank, a Maine chartered bank, hereby offers (the "Offering") for sale 600,000 shares of its Common Stock, par value $1.00 per share (the "Common Stock"). Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $12.00 and $14.00 per share of Common Stock. See "Underwriting" for a discussion of the factors considered in determining the Offering price.

     Shares of Common Stock may be reserved for sale at the initial public offering price to the Company's employees, directors and other persons with direct business relationships with the Company. Such employees, directors and other persons may purchase, in the aggregate, not more than 10% of the Common Stock offered hereby. See "Underwriting".

     Prior to this Offering, there has been no public market for the Common Stock and no assurance can be given that any such market will develop or, if developed, that it will be sustained. The Company has applied for listing of the Common Stock offered hereby on the National Association of Securities Dealers Automated Quotation System National Market System ("NASDAQ-NMS"), under the symbol "MERB."



     See "Risk Factors" beginning on page 8 for certain considerations relevant to an investment in the Common Stock.

                               ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                           Underwriting Discounts and     Proceeds to
                       Price to Public           Commissions (1)          Company (2)
Per Share .........        $                        $                      $
Total (3) .........        $                        $                      $

--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting offering expenses payable by the Company estimated at $475,000.


(3) The Company has granted the Underwriter a 30-day option to purchase up to 90,000 additional shares of Common Stock, on the same terms and conditions set forth above, solely to cover overallotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts
    and Commissions, and Proceeds to the Company will be $      , $      , and
    $      , respectively. The managing underwriter will receive a
    supplemental financial advisory fee of $25,000, payable upon consummation of the Offering. See "Underwriting."

                               ---------------

     The shares of Common Stock are being offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter. The Underwriter reserves the right to withdraw, cancel, or modify this Offering without notice and to reject any order in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made
against payment therefore on or about      , 1998 at the offices of Advest,
Inc., New York, New York.

                               ---------------
                                 Advest, Inc.
                The Date of this Prospectus is _________, 1998.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitations of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                               ----------------
                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission" or the "SEC"), Washington, D.C., a Registration Statement on Form SB-2 ("Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This prospectus (the "Prospectus") does not contain all the information set forth in the Registration Statement and the schedules and exhibits thereto, certain parts of which have been omitted pursuant to the rules of the Commission. Statements herein concerning the contents of any contract or other document are summaries thereof, and each statement is qualified in its entirety by reference to the copy of such contract or other document filed with the Commission as an exhibit to the Registration Statement or otherwise. For further information about the Company and such securities, reference is made to the Registration Statement and the schedules and exhibits filed as part thereof. Upon the completion of the Offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and in accordance therewith, intends to file reports and other information with the Commission. The Registration Statement, together with schedules and exhibits, and such reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and its regional offices may be inspected without charge, and copied at the principal or regional offices of the Commission at the addresses indicated above. Copies also may be obtained at prescribed rates from the public reference facilities maintained by the Commission at its Washington, D.C. address. The Commission also maintains an Internet web site that contains information, including registration statements, of issuers who file electronically with the Commission. The address of the web site is http:// www.sec.gov.

     The Company will furnish annual reports to its shareholders which will contain audited financial statements certified by its independent public accountants. The Company may distribute unaudited quarterly reports and other interim reports to its shareholders as it deems appropriate.

                      Merrill Merchants Bancshares, Inc.


                               Service Area Map
--------------------------------------------------------------------------------


[Logo] Merrill Merchants Bancshares, Inc.

MAIN OFFICE

Bangor      [bullet] 201 Main Street
(04401)


BRANCH OFFICES

Bangor      [bullet] 920 Stillwater Avenue
(04401)     [bullet] 992 Union Street

Brewer      [bullet] 366 Wilson Street
(04412)

Orono       [bullet]  69 Main Street
(04473)

Pittsfield  [bullet] 27 Main Street
(04967)

Newport     [bullet] Newport Plaza
(04953)


[Map of the state of Maine depicting certain geographical areas highlighting the following:]


PISCATAQUIS COUNTY

KENNEBEC COUNTY

WALDO COUNTY

HANCOCK COUNTY

SOMERSET COUNTY

Pittsfield

PENOBSCOT COUNTY

Newport
Orono
Bangor
Brewer

                     This Page Is Intentionally Left Blank

                              PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in Risk Factors and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus.

     Unless otherwise indicated, the information in this Prospectus (i) reflects, following receipt of the requisite shareholder approvals and upon the closing of the Offering, the filing of the Restated Articles of Incorporation of the Company which, among other things, will authorize 4,000,000 shares of Common Stock, 50,000 shares of Series A Preferred Stock, $1.00 par value per share ("Series A Preferred Stock"), and 950,000 shares of Serial Preferred Stock, $.01 par value per share ("Serial Preferred Stock"), and a 9:1 stock split, effected as a stock dividend, to be completed prior to the closing of the Offering (the "9:1 Stock Split") and (ii) assumes no exercise of the Underwriter's overallotment option to purchase 90,000 shares of Common Stock.


                                  The Company

     Merrill Merchants Bancshares, Inc. (the "Company"), a Maine corporation organized in March 1992, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"). In October 1992, the Company became the bank holding company for Merrill Merchants Bank (the "Bank") and holds 100% of the Bank's outstanding common stock (the "Bank Stock"). The Company, through its ownership of the Bank, is engaged in a general commercial and retail banking business, along with trust and investment services.

     The Company is an entity legally separate and distinct from the Bank. The only sources of the Company's income and cash flow are any dividends paid on the Bank Stock, tax benefits received by the Company and earnings from amounts deposited by the Company in interest bearing accounts or investments. The payment of dividends by the Bank, the payment of dividends by the Company and many other aspects of the operations of the Company and the Bank are subject to regulation and control by various regulatory agencies.

     The Company has its principal executive offices at 201 Main Street, Bangor, Maine 04401, telephone (207) 942-4800.


                            Merrill Merchants Bank

     The Bank was established in 1992 to purchase certain assets and assume certain liabilities of certain branch banking offices formerly held by a large out of state bank. Merrill Merchants Bank is headquartered in Bangor, Maine, which is located 76 miles north of Augusta, Maine, the State Capital. Presently, the Bank maintains seven branch banking offices (collectively, the "Branch Banks") in five area communities. The three Bangor offices provide city-wide convenience and are complemented by: (i) an office in Brewer, Bangor's sister city located on the eastern shore of the Penobscot River; (ii) a branch in Orono, home of the University of Maine, the State's flagship campus; (iii) a branch in Pittsfield, a small rural town of 4,000 people located about 30 miles southwest of Bangor; and (iv) a new supermarket branch in Newport, a small town neighboring Pittsfield, approximately 25 miles southwest of Bangor. The Newport Branch is located at the juncture of Interstate 95 and Route 2, which is the main travel route to the winter and summer tourist area of the Moosehead Lake Region. In addition to the Branch Banks, the Bank has seven ATM locations in its primary market area.

     The Bank conducts a general commercial and retail banking business that includes the acceptance of deposits from the general public and the application of those funds to the origination of a variety of commercial loans, commercial and residential real estate loans and consumer loans. The Bank also provides trust and investment services. As of March 31, 1998, the Company had total assets of $175.8 million, loans net of allowances of $118 million, total deposits of $140.4 million and shareholders' equity of $11.5 million. Unless the context otherwise requires, references herein to the Company shall include the Company and the Bank, on a consolidated basis after October, 1992.

     The Bank's loan portfolio has grown over the last two years, while nonperforming loans as a percentage of total loans were at .20% and .15% at March 31, 1998 and December 31, 1997, respectively, both percentages being below the Bank's national peer group average of .68%. The Bank has also established a Trust and Investment Services Department, which has grown since inception in April 1994 to $98.5 million in assets under management as of March 31, 1998. The Bank offers its customers the option of conducting many of their transactions via an automated telephone banking system and through the use of the customer's personal computer.

     The Bank's income is derived principally from interest and fees earned in connection with its lending and trust department activities, interest and dividends on investment securities, short-term investments and other services. Its main expenses are the interest paid on deposits and operating expenses. The Bank's deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC").


                                  Market Area

     The Bank's primary market area, Greater Bangor, is at the center of commercial activity for the northeastern and central region of the State of Maine. Nearly 100,000 people live in the Bank's primary market area. The Bank is part of a strategic link to Canada as Bangor is the closest U.S. metropolitan area to Eastern Quebec and the Canadian Maritime Provinces. Many regional and national companies site their operations in the Bangor area. Services, trades, manufacturing and government are the four largest categories of employment in the metropolitan Bangor region. Bangor is also a health care center for central, eastern and northern Maine. The City is a regional financial center and is also serviced by several statewide and regional accounting firms, law firms, insurance companies and security and investment firms. Bangor is also a hub for government services, with many local, State and Federal offices located within the City. Bangor is accessible by multiple exits from Interstate 95, a major interstate highway which transits the Eastern Seaboard of the United States. Major routes to all regions of the State bisect Bangor from various directions. Bangor International Airport provides domestic and international passenger and cargo service for a significant portion of the State.


                                   Strategy

     The Bank was formed by a group of local business people who, after observing a series of large bank acquisitions in the region, believed that the remaining banks were no longer effectively servicing the needs of the community. The Bank founders identified the need for a customer-service oriented, independent community bank serving Bangor and central Maine. To serve this need, the Bank has worked to position itself as a service-oriented, community bank. The Bank is staffed by experienced management personnel, most of whom reside in the area, know the Bank's customers and are able to provide personalized service for these customers. The Bank's strategy has been deliberately developed and implemented at a time when consolidation within the industry and in the region has resulted in an increasing depersonalization among the larger institutions. The Bank has focused on fostering banking relationships with customers which include providing multiple financial services that range from basic checking to investment management accounts.

     The Bank has also attracted local business people to serve on its Board of Directors, each of whom promote the Bank in the community. In addition, the Bank has obtained additional investments in and support for the Bank from local investors in an effort to broaden the community's awareness of the Bank and attract new business. By continuing to follow the original goal to have a customer-service oriented, independent community bank, the Bank has experienced growth since inception. Management intends to continue the Bank's community banking strategy while at the same time attempting to increase its market share.

                                 The Offering


Common Stock Offered ................................   600,000 shares (l)
Common Stock Outstanding after the Offering .........   2,255,640 shares (1)(2)(3)
Estimated Net Proceeds ..............................   $6,740,000(1)(4)(5)
Use of Proceeds .....................................   Working capital and general corporate purposes,
                                                        including investments in the Bank, possible market
                                                        expansion in banking and businesses closely related
                                                        to banking and possible repayment of borrowings.
                                                        See "Use of Proceeds."
Risk Factors ........................................   Prospective investors in the Common Stock should
                                                        consider the information discussed under the
                                                        heading "Risk Factors."
Proposed NASDAQ-NMS Symbol ..........................   "MERB"

----------

(1) Assumes no exercise of the Underwriter's overallotment option to purchase 90,000 shares of Common Stock. See "Underwriting."


(2) Based on the number of shares of Common Stock outstanding on March 31, 1998. Excludes 540,027 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1998 with a weighted average exercise price of $5.15 per share. See "Capitalization", "Management -- Stock Option Plan", "Description of Securities" and Note 19 of Notes to Consolidated Financial Statements.

(3) Does not include 66,654 shares of Common Stock issuable upon conversion of the Company's outstanding Mandatory Convertible Debentures ("Debentures") and 199,935 shares of Common Stock issuable upon conversion of the outstanding Series A Preferred Stock. See "Capitalization", "Description of Securities," and Notes 11 and 15 of Notes to Consolidated Financial Statements.

(4) After deducting the underwriting commission and expenses of this Offering payable by the Company, which expenses are estimated at $475,000.

(5) Assumes an offering price of $13 per share (the midpoint of the price range set forth on the cover page of this Prospectus).

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                       MERRILL MERCHANTS BANCSHARES, INC.
                   (Dollars in thousands, except share data)




                                                                   At or for the
                                                                Three Months Ended             At or for the
                                                                     March 31,            Year Ended December 31,
                                                            --------------------------- ---------------------------
                                                                 1998          1997          1997          1996
                                                            ------------- ------------- ------------- -------------
                                                                    (Unaudited)
Selected Financial Condition Data:
Total assets ..............................................  $  175,753    $  160,034    $  178,619    $  158,425
Cash and cash equivalents .................................       6,775        11,427        10,659         8,591
Investment securities .....................................      45,579        37,411        44,826        41,014
Loans receivable, net (1) .................................     118,036       106,416       117,679       104,320
Deposits ..................................................     140,398       126,856       146,312       126,704
Repurchase agreements .....................................      13,554        12,268        11,897        12,164
Other borrowed funds ......................................       5,856         6,000         5,144         2,832
Long-term debt ............................................       2,745         3,695         2,895         3,695
Mandatory convertible debentures ..........................         300           300           300           300
Shareholders' equity ......................................      11,506         9,809        10,967         9,671
Income Statement Data:
Interest and dividend income ..............................  $    3,510    $    3,074    $   13,215    $   11,826
Interest expense ..........................................       1,613         1,409         6,060         5,383
Net interest income .......................................       1,897         1,665         7,155         6,443
Provision for loan losses .................................          90            75           355           360
Net interest income after provision for loan losses .......       1,807         1,590         6,800         6,083
Non-interest income .......................................         481           404         1,724         1,489
Non-interest expense ......................................       1,695         1,553         6,357         5,813
Income before income taxes ................................         593           441         2,167         1,759
Income tax expense ........................................         213           161           765           639
Net income ................................................         380           280         1,402         1,120
Per Share Data:
Earnings per share-basic (2) ..............................         .22           .16           .82           .65
Earnings per share-diluted (2) ............................         .19           .14           .71           .58
Cash dividends on Common Stock (2) ........................         .03            --           .03            --
Book value (2)(3) .........................................        6.92          6.14          6.77          5.98
Weighted average shares outstanding (2) ...................   1,641,969     1,619,226     1,619,226     1,619,226
Selected Financial Ratios and Other Data:
Return on average assets (4) ..............................        0.89%         0.74%         0.86%         0.78%
Return on average equity (3)(4) ...........................       13.69%        11.57%        13.63%        12.28%
Net interest margin (4)(5) ................................        4.59%         4.59%         4.67%         4.72%
Net interest spread (4) ...................................        3.87%         3.90%         3.97%         3.97%
Non-performing assets to total assets (6) .................        0.13%         0.37%         0.13%         0.45%
Non-performing loans to total loans (6) ...................        0.20%         0.21%         0.15%         0.36%
Allowance for loan losses to total loans ..................        1.50%         1.41%         1.44%         1.37%
Allowance for loan losses to non-performing loans (6) .....      768.80%       674.67%       933.15%       384.62%
Net loan charge-offs to average loans (4) .................         .03%          .03%         0.08%         0.04%
Efficiency ratio (7) ......................................       71.28%        75.06%        71.60%        73.29%
Capital Ratios:
Tier 1 risk-based capital (8) .............................       10.25%         9.66%         9.77%         9.53%
Total risk-based capital (8) ..............................       11.78%        11.22%        11.30%        11.10%
Leverage ratio (8)(9) .....................................        6.38%         6.19%         6.06%         5.98%

----------
(1) Includes loans held for sale.

(2) Adjusted to reflect the 9:1 Stock Split, 5% stock dividends in each of 1998 and 1997 and a 3% stock dividend in 1996.

(3) Excludes unrealized gain or loss on securities available for sale net of taxes.

(4) Information is annualized for the periods ended March 31, 1998 and 1997.


(5) Represents net interest income as a percentage of average interest earning assets. Calculation is shown tax-effected for tax exempt interest income assuming a Federal tax rate of 34%.


(6) Non-performing assets consist of non-performing loans and other real estate owned. Non-performing loans consist of non-accrual loans and accruing loans 90 days or more past due while other real estate owned consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(7) Non-interest expense divided by the sum of net interest income plus non-interest income.

(8) The minimum regulatory capital ratios in order for the Company to be adequately capitalized are: Tier 1 capital -- 4.00%; total risk-based capital -- 8.00%; and leverage ratio -- 4.00%.


(9) The leverage ratio is defined as the ratio of Tier 1 capital to average total assets.

                              Recent Developments

     The following is a summary of the Company's results of operations for the three and six month periods ended June 30, 1998 and 1997, and its financial condition as of June 30, 1998 and December 31, 1997.




                                                          At or for the Three
                                                                Months             At or for the Six Months
                                                            Ended June 30,              Ended June 30,
                                                       -------------------------   -------------------------
                                                           1998          1997          1998          1997
                                                       -----------   -----------   -----------   -----------
                                                                            (Unaudited)
                                                           (Dollars in thousands, except per share data)
 Interest and dividend income ......................    $  3,581      $  3,199      $  7,091      $  6,273
 Interest expense ..................................       1,645         1,458         3,258         2,867
                                                        --------      --------      --------      --------
 Net interest and dividend income ..................       1,936         1,741         3,833         3,406
 Provision for loan losses .........................          90            75           180           150
                                                        --------      --------      --------      --------
 Net interest income after provision for loan losses       1,846         1,666         3,653         3,256
 Non-interest income ...............................         510           397           991           801
 Non-interest expense ..............................       1,665         1,543         3,360         3,096
                                                        --------      --------      --------      --------
 Income before income taxes ........................         691           520         1,284           961
 Income tax expense ................................         240           191           453           352
                                                        --------      --------      --------      --------
 Net income ........................................    $    451      $    329      $    831      $    609
                                                        ========      ========      ========      ========
 Earnings per share-basic (1) ......................    $   .26       $   .19       $   .48       $   .35
                                                        ========      ========      ========      ========
 Earnings per share-diluted (1) ....................        .22       $   .17           .41       $   .31
                                                        ========      ========      ========      ========
 Selected Ratios:
 Return on average assets (2) ......................        1.02%         0.85%         0.95%         0.80%
 Return on average equity (2) (3) ..................       15.47%        13.07%        14.60%        12.33%
 Net interest margin (2) ...........................        4.59%         4.66%         4.59%         4.63%
 Non-performing assets to total assets .............        0.14%         0.35%         0.14%         0.35%
 Allowance for loan losses to total loans ..........        1.53%         1.42%         1.53%         1.42%
 Leverage ratio ....................................        6.50%         6.26%         6.50%         6.26%




                                                              June 30,      December 31,
                                                                1998            1997
                                                            ------------   -------------
                                                             (Unaudited)
                                                               (Dollars in thousands)
 Cash and cash equivalents ..............................     $ 13,325        $ 10,659
 Investment securities ..................................       41,654          44,826
 Loans receivable, net (4) ..............................      121,292         117,679
 Properties and equipment, net ..........................        2,877           2,806
 Other assets ...........................................        4,585           2,649
                                                              --------        --------
 Total assets ...........................................     $183,733        $178,619
                                                              ========        ========
 Deposits ...............................................     $148,815        $146,312
 Securities sold under agreements to repurchase .........       11,730          11,897
 Other borrowed funds ...................................        7,126           5,144
 Other liabilities ......................................        1,065           1,104
 Long-term debt .........................................        2,745           2,895
 Mandatory convertible debentures .......................          300             300
 Shareholders' equity ...................................       11,952          10,967
                                                              --------        --------
 Total liabilities and shareholders' equity .............     $183,733        $178,619
                                                              ========        ========



------------
(1) Adjusted to reflect the 9:1 Stock Split, and a 5% stock dividend in 1998.
(2) Information is annualized.
(3) Excludes unrealized gain or loss on securities available for sale net of taxes.
(4) Includes loans held for sale.

Results of Operations


     Comparison of Three Months Ended June 30, 1998 and 1997
     The Company's net income was $451,000 for the three months ended June 30, 1998 as compared to $329,000 for the comparable prior year period. Net interest income increased by $195,000 or 11.2% due to a growth in average earnings assets of $19.6 million. Non-interest income increased by $113,000 or 28.5% due to an increase of gain on sale of mortgage loans of $55,000 and increases in trust fees of $37,000. Non-interest expense increased by $122,000 or 7.9% primarily due to an increase in salary and employee benefits associated with the addition of employees at the Newport Branch established in April 1997.


     Comparison of Six Months Ended June 30, 1998 and 1997
     The Company's net income increased to $831,000 for the six months ended June 30, 1998 as compared to $609,000 for the comparable prior year period. Net interest income increased by $427,000 due primarily to a growth in average earning assets of $20.1 million. Non-interest income increased by $190,000 due to increases in gain on mortgage loan sales of $84,000 and trust fees of $69,000. Non-interest expense increased $264,000 due to increases of salary and employee benefits of $209,000 and data processing fees of $33,000.


Financial Condition
     The Company's total assets were $183.7 million at June 30, 1998, an increase of $5.1 million from $178.6 million at December 31, 1997. At June 30, 1998, the loan portfolio net of allowance was $121.3 million as compared to $117.7 million at December 31, 1997 with the growth concentrated in commercial loans. Non-performing assets at June 30, 1998 amounted to $250,000 or .14% of total assets. Cash and cash equivalents increased $2.7 million from December 31, 1997 as a result of increases in Federal Funds sold and interest-bearing deposits with banks. Total deposits increased to $148.8 million at June 30, 1998 compared with $146.3 million at December 31, 1997. The net deposit growth is attributable to increases in the savings and NOW account balances of $5.1 million and decreases in both demand deposit balances of $1.5 million and certificates of deposit of $1.1 million. Shareholders' equity increased by $985,000 primarily due to net income generated during the period, and as a result of the issuance of additional common stock in connection with the exercise of stock options.

                                 RISK FACTORS


     A prospective investor should review and consider carefully the following factors, together with the other information contained in this Prospectus, in evaluating an investment in the Common Stock. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those Risk Factors set forth below.



Risks Related to Competition

     The banking business is highly competitive. The Bank, including its branches, competes with other banks, savings banks, credit unions, and other financial institutions in their local communities for loans and deposits. The Bank also competes directly with regional and national financial institutions. While the Company cannot predict the impact of interstate banking, it anticipates that competition could intensify as local institutions increasingly merge and become part of larger national organizations. In addition, the Bank presently competes with non-bank institutions such as mortgage companies, securities brokerage companies and insurance companies. Legislation pending in the United States Congress would allow more competition from such sources. As these changes occur, the banking environment will become more competitive with the largest market shares going to the lowest cost provider that has an efficient product delivery system. The Bank hopes to take advantage of the opportunity currently being created by the large commercial banks as they de-emphasize personalized service, move loan and credit decisions from the local areas, and move to consolidate trust services out of state, resulting in less personalized service. If the Company and the Bank are unable to successfully compete, however, the business and operations of the Company and the Bank could be adversely affected. See "Business -- Competition."


Dependence on Economic Conditions
     Every bank is affected by the economic conditions beyond its control in the area in which it operates. The main facility of the Bank and two of its branches are located in Bangor, Maine, and the remaining four branches are located in Newport, Orono, Pittsfield and Brewer, Maine. A depressed economy in the early 1990's in the United States, and in particular, in New England, caused financial hardship in the Bank's primary market area. However, the central region of Maine has achieved modest growth over the past several years as part of a general recovery of the whole Northeast region after such recession. In addition, the Company believes that property values in the Bank's market area have generally been more stable than in southern Maine and the New England states as a whole. While management believes that the composition of business in these communities is sufficiently diversified and not unduly concentrated in any particular industry, there can be no assurance that future adverse economic conditions will not have a negative impact upon the quality of the Bank's loan portfolio and the Company's earnings. Therefore, the Bank and the Company remain vulnerable to downturns in the economy of the areas in which the Bank operates and particularly to downturns in the forestry, pulp, paper and healthcare industries. See "Business -- Economic Environment."



Impact on Bank's Loan Portfolio Due to Changes in Real Estate Values

     A significant portion of the Bank's loan portfolio consists of residential mortgage loans and commercial real estate loans. At December 31, 1997, 39.5% of the Bank's loans were secured by one-to-four family residential real estate, 34.3% were secured by commercial real estate and multifamily residential and 2.5% were real estate-secured construction loans. Further, a substantial portion of the properties securing the Bank's loans are located in Maine, primarily in Greater Bangor. Real estate values and real estate markets generally are affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies, demographic trends and acts of nature. Any decline in real estate prices, particularly in Maine, could significantly reduce the value of the real estate collateral securing the Bank's loans, increase the level of the Bank's non-performing loans and have a material adverse effect on the Bank's regulatory capital, business, financial condition and results of operations. See "Management Discussion and Analysis of Financial Condition and Results of Operations -- Lending Activities" and "Business -- Lending Activities."



Risk of Foreclosure on Bank Stock by Marshall & Ilsley Bank

     The Company pledged all of the Bank Stock as security for a $4 million loan from Marshall & Ilsley Bank, ("M&I Bank"), pursuant to a loan agreement dated October 16, 1992, as amended, ("M&I Loan"). As of March 31,

1998, the principal amount outstanding thereunder was approximately $2.7 million. If the Company were to default under the M&I Loan and such default were not cured, M&I Bank would have the right to foreclose on and obtain ownership of the Bank Stock. The Bank Stock is the Company's principal asset and thus if the M&I Bank were to foreclose on the Bank Stock, investors could lose their entire investment in the Company. In addition, there are certain operating restrictions imposed by M&I Bank concerning the operations of the Company. See "Business --Loan from Marshall & Ilsley Bank."



Sensitivity to Changes in Interest Rates

     The operations and profitability of the Company and the Bank are largely impacted by changes in interest rates and management's ability to control interest rate sensitivity of the Bank's assets and liabilities. Since its inception, the Bank has experienced a positive gap position which suggests that the Bank's net yield on interest earning assets may decrease during periods of declining interest rates. Management believes that its asset/liability strategy reduces the Bank's risk exposure due to fluctuations in interest rates. However, there can be no assurance that the Bank's asset/liability strategy will be successful. Despite the implementation of strategies to achieve such matching objectives and to reduce the Bank's exposure to fluctuating interest rates during this period, the Bank's results of operations will remain subject to the level and movement of interest rates. Decreases in interest rates may continue to be reflected more quickly in decreases in the Bank's interest income than in its cost of funds. In periods of declining interest rates, the Bank may experience significant prepayment or refinancing of the mortgage loan portfolio which would result in the investment of these funds at lower yields. In addition, it is possible that net interest income could have been higher had the Bank originated and retained fixed-rate mortgages preceding any decline in market interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk."


Adequacy of Allowance for Loan Losses
     The success of a bank depends to a significant extent upon the quality of its assets, particularly loans. In the case of the Company, this is highlighted by the fact that, as of March 31, 1998, net loans represented approximately 67% of the Company's total assets. In originating loans, there is a substantial likelihood that loan losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, industry standards, management's experience, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. Since certain lending activities involve greater risks, the percentage applied to specific loan types may vary.

     As of December 31, 1997, the allowance for loan losses was $1.7 million, which represented 1.44% of total loans and non-performing loans as a percentage of total loans were at .15%. As of March 31, 1998, the allowance for loan losses was $1.8 million, which represented 1.50% of total loans, and nonperforming loans as a percentage of total loans were at .20%. The Bank reviews its allowance for loan losses on a quarterly basis and provides increases in the allowance, if necessary, based on the results of this review. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Loan Losses."

     The Bank actively manages its past due and non-performing loans in an effort to minimize loan losses and monitors its asset quality to maintain an adequate loan loss allowance. Although management believes that its allowance for loan losses should be adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management believes that it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Bank's non-performing or performing loans. Accordingly, there can be no assurance that the allowance for loan losses will be adequate to cover loan losses or that significant increases to the allowance will not be required in the future if economic conditions should worsen. Material additions to the Bank's allowance for loan losses would result in a decrease of the Bank's net income and capital of the Company and the Bank and could result in the inability to pay dividends, among other adverse consequences. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Loan Losses."

Dependence on Key Personnel
     The success of the business of the Company and the Bank is substantially dependent upon the continuing services of William C. Bullock, Jr., Edwin N. Clift, Deborah A. Jordan, William P. Lucy and George H. Moore, all of whom are executive officers and/or directors of the Company and the Bank. The loss of the services of any of these individuals could be detrimental to the business and financial results of the Company and the Bank. See "Management."



Risks Related to Use of Name; Trademarks

     On January 5, 1993, the Bank filed a trademark application with the United States Patent and Trademark Office (the "Trademark Office") for the use of the Merrill "Pine Tree" symbol, both used alone and in combination with the name "Merrill Merchants Bank." On April 29, 1993, the Trademark Office preliminarily refused registration of the application because, in the opinion of the Trademark Office, the Bank's application for federal trademark protection of the name "Merrill Merchants Bank" was confusingly similar to certain other previously filed registrations. The Bank chose not to appeal this decision. The Bank did, however, previously register the logo and the name "Merrill Merchants Bank" with the State of Maine, which registration was filed October 15, 1992. The Bank has established goodwill in its name and its logo. In the event that the Bank's use of the Merrill Merchants name and logo in the State of Maine is successfully challenged, the Bank would be forced to explore other alternatives, such as using a similar name or changing the name, each of which could have a material adverse impact on the Company and the Bank. See
"Business -- Service Marks and Trade Names."


Absence of Trading Market
     Prior to this Offering, there has been no public market for the Company's Common Stock. The Offering price of the Common Stock has been determined by negotiations between the Company and the Underwriters based upon several factors and does not necessarily bear any relationship to the Company's assets, book value, results of operations, net worth, or any other generally accepted criteria of value and should not be considered as indicative of the actual value of the Company. See "Underwriting."

     Although the Company has applied for quotation of the Common Stock on the NASDAQ-NMS, there can be no assurance that it will be approved, and if approved, that any market will develop. Further, if a market does develop, it may be limited and there can be no assurance that it will be sustained. To the extent that a public market does develop, factors such as quarterly variations in the Company's financial results, announcements by the Company or others or certain regulatory pronouncements may cause the market price of the Common Stock to fluctuate substantially. See "Market for Common Stock."


Supervision and Regulation
     Bank holding companies and banks operate in a highly regulated environment and are subject to the supervision and examination by several federal and state regulatory agencies. The Company is subject to the BHCA and to regulation and supervision by the Federal Reserve Board (the "Federal Reserve") and the Maine Bureau of Banking (the "Bureau"). The Bank, as a state chartered member bank of the Federal Reserve System, is subject to the regulation and supervision of the Federal Reserve, the Bureau, and the FDIC. These laws and regulations govern matters ranging from the regulation of certain debt obligations, changes in the control of bank holding companies and the maintenance of adequate capital to the general business operations and financial condition of the Bank, including permissible types, amounts and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends, establishment of branch offices and the maximum rate of interest that may be charged by law. The Federal Reserve, the Bureau and the FDIC also possess cease and desist powers over bank holding companies and banks to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit the manner in which the Company and the Bank may conduct their business and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. These monetary policies have had and are expected to continue to have significant effects on the operating results of commercial banks. Changes in monetary or legislative policies may affect the ability of the Bank to attract deposits and make loans. See "Supervision and Regulation."

Restrictions on Payment of Dividends by the Bank to the Company
     The only sources of income and cash flow to the Company are any dividends paid on the Bank Stock, the tax benefits received by the Company resulting from the Company filing consolidated federal income and state franchise tax returns with the Bank and the interest received from any amounts deposited by the Company in interest bearing accounts or investments. Therefore, the ability of the Company to pay cash dividends on the Common Stock depends to a large degree upon the amount of cash dividends paid by the Bank to the Company. The payment of dividends by the Bank is subject to certain financial and regulatory requirements. In some cases, the appropriate federal or state banking agency could take the position that it has the power to prohibit the Bank from paying dividends if, in its view, such payments will constitute unsafe or unsound banking practices. In addition, whether dividends are paid and their frequency and amount will depend on the financial condition and performance, and the discretion of management, of the Bank. These restrictions on dividends paid by the Bank may limit the Company's ability to obtain funds from such dividends for its cash needs, including funds for payment of operating expenses, cash dividends on shares of Common Stock and Series A Preferred Stock, M&I Loan repayment and interest on the Debentures. Even if the Bank is successful, if it is unable to pay dividends for any reason, the success of the Company and any returns received from an investment in the Company could be adversely affected. See "Dividends" and "Supervision and Regulation."


Restrictions on Payment of Dividends by the Company
     The only sources of income and cash flow to the Company are any dividends paid on the Bank Stock, the tax benefits received by the Company resulting from the Company filing consolidated federal income and state franchise tax returns with the Bank, and the interest received from any amounts deposited by the Company in interest bearing accounts or investments. Even if funds become available to the Company, the Company must first satisfy the obligations under the M&I Loan, the Debentures and the accumulated dividends due to holders of the Series A Preferred Stock. See "Certain Transactions" and "Descriptions of Securities." Moreover, the payment of dividends by the Company to the holders of the Common Stock is restricted by the requirement imposed on the Company to maintain adequate capital pursuant to the capital adequacy guidelines issued by the Federal Reserve Board and also will be subject to the discretion of the Company's Board of Directors. These limitations could adversely affect the ability of the Company to pay dividends to holders of Common Stock. See "Dividends," "Business -- Loan from Marshall & Ilsley Bank" and "Supervision and Regulation."


No Assurance of Acquisitions

     The net proceeds from this Offering will be used for general corporate purposes, which may include the possible funding of future acquisitions. Acquisitions of financial institutions such as bank holding companies, banks, thrifts or companies conducting businesses deemed closely related to banking or managing or controlling banks or thrifts are subject to a number of conditions including availability, price and regulatory approvals. There can be no assurance that potential acquisitions that meet the Company's investment criteria will be available or that the required regulatory approvals of any such acquisitions will be obtained. The Company currently has no plans, understandings, arrangements or agreements, written or oral, with respect to any specific acquisition prospect, and is not presently negotiating with any party with respect thereto. See "Supervision and Regulation."


Risks Related to Anti-Takeover Effects of Certain Provisions of Maine Law
     The Company is subject to several provisions under Maine law which may deter or frustrate unsolicited attempts to acquire certain Maine corporations. These provisions, commonly referred to as the "Fair Price Provisions," apply to all public corporations organized in Maine. The Fair Price Provisions generally require that certain change of control transactions between a public corporation and an affiliate must be approved by at least a majority of the disinterested directors or shareholders (not including those shares beneficially owned by an "interested shareholder"). The Fair Price Provisions are also included in the Articles of Incorporation but approval of 80%, rather than a majority, of the disinterested directors and shareholders, is required in connection with a change of control transaction. These anti-takeover provisions of Maine law and the Articles of Incorporation could result in the Company being less attractive to a potential acquiror and/or result in shareholders receiving less for their shares than otherwise might be available in the event of an unsolicited takeover attempt.

Deregulation of the Banking Industry

     There have been significant changes in the banking industry in recent years. Many of the changes have resulted from federal legislation intended to deregulate the banking industry. This legislation has, among other things, eliminated interest rate restrictions on deposits and increased the power of non-banks to expand into traditional banking services. Future changes in the banking industry may include some modification of prohibitions on the type of businesses in which bank holding companies may engage. In addition, other types of financial institutions, including securities brokerage companies, insurance companies, and investment banking firms, have been given and may continue to be given powers to engage in activities which traditionally have been engaged in only by commercial banks. Such changes would tend to place the Company and the Bank in more direct competition with other non-bank financial institutions. See "Supervision and Regulation."


Interest Rates and Usury Laws
     Except to the extent that interest rates may be limited by common law principles, Maine has no usury laws which would limit the rate of interest that may be charged by the Bank, except for limitations imposed by the Maine Uniform Consumer Credit Code with respect to certain consumer loans. It is not anticipated that these limitations will have a material effect on the Bank's operations. However, such limitations could affect its operations in the future if market interest rates exceed those permissible under Maine law or if new interest rate limitations are enacted.


Lack of Diversification
     The sole business activity of the Company consists of its ownership of the capital stock of the Bank Stock. As a result, the Company lacks diversification as to business activities and market area, and any event affecting the Bank will have a direct impact on the Company. See "Business."



Shares Eligible for Future Sale
     As of March 31, 1998, the executive officers, directors, shareholders of the Company and the Bank owning 5% or more of the Common Stock and their affiliates collectively hold 802,593 shares of Common Stock, plus 266,589 shares of Common Stock issuable upon the conversion of Series A Preferred Stock and Debentures, for an aggregate total of 1,069,182 shares of Common Stock on a fully converted basis. The directors and executive officers are expected to agree not to sell, contract to sell or otherwise dispose of any Common Stock for a period of 180 days after the consummation of this Offering without the prior consent of the Underwriter. In addition, approximately 853,047 shares of Common Stock held by existing shareholders of the Company as of March 31, 1998, who are not executive officers or directors of the Company or the Bank, will be immediately eligible for sale in the public market, without restriction, provided such persons are not otherwise affiliates of the Company at such time. The sale of a substantial number of shares could adversely affect the market price of the Common Stock. See "Description of Securities", "Market for Common Stock" and "Shares Eligible for Future Sale."


     Common Stock of the Company held by shareholders who may be deemed to control, to be controlled by or to be under common control with the Company, including the Company's executive officers and directors, cannot be resold by such persons unless such shares are registered for resale under the Securities Act or an exemption from the registration requirements of that Act is available.


Dilution
     Purchasers of Common Stock pursuant to this Offering will incur immediate and substantial dilution in the net tangible book value of the Common Stock of $5.85 per share ($5.69 per share if the Underwriter's overallotment option is exercised in full), in each case, including Common Stock equivalents, based on an estimated offering price of $13 per share, which is the midpoint of the price range set forth on the cover page of this Prospectus. Dilution represents the difference between the public offering price and the net tangible book value per share after the Offering. See "Dilution."


Control by Principal Shareholders, Officers and Directors
     Upon the closing of the Offering, the executive officers, directors, shareholders of the Company owning 5% or more of the Common Stock and their affiliates will beneficially own approximately 50.1% of the outstanding Common Stock (48.6% if the Underwriter's overallotment option is exercised in full), assuming the conversion of all the Series A Preferred Stock and Debentures and the exercise of all options to purchase Common Stock held by such officers, directors and shareholders. As a result, these shareholders will be able to exercise control over most matters requiring shareholder approval, including the election of directors. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Securities Ownership of Certain Beneficial Owners and Management."



Risks Related to Year 2000 Compliance

     The Company and the Bank use a significant number of computer software programs to conduct their businesses. Most all of such programs and systems were purchased and are maintained by outside vendors. It is anticipated that some level of modification or replacement will be necessary to ensure that the systems of the Company and the Bank are "Year 2000 Compliant." The Company does not believe that the costs associated with Year 2000 compliance efforts will have a significant impact on ongoing results of operations, although there can be no assurance in this regard. To the extent the Company and the Bank rely on software vendors, Year 2000 compliance matters will not be under its direct control. Moreover, the Company and the Bank have relationships with vendors, customers and third parties that rely on computer software that may not be Year 2000 Compliant. There can be no assurance that Year 2000 compliance failures by such third parties will not have a material adverse effect on the Company's consolidated results of operations. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Year 2000 Risk Assessment and Action Plan."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of the Common Stock offered hereby are estimated to be approximately $6,740,000 ($7,822,250 if the Underwriter's overallotment option is exercised in full), after deducting the underwriting commission and estimated offering expenses to be paid by the Company, assuming an estimated offering price of $13 per share, which is the midpoint of the price range set forth on the cover page of this Prospectus.


     The net proceeds of the Offering will be used for working capital and general corporate purposes, including capital contributions to the Bank, the financing of acquisitions of banks and businesses closely related to banking and possible repayment of borrowings. The Company currently has no plans, understandings, arrangements or agreements, written or oral, with respect to any specific acquisition prospect, and is not presently negotiating with any party with respect thereto. See "Risk Factors -- No Assurance of Acquisitions."


     The Company may determine to repay the M&I Loan in whole or in part with the Proceeds of this Offering. As of March 31, 1998, the principal amount thereunder was approximately $2.7 million. The Company has the option of selecting one of the following annual interest rates: (i) Prime Rate; (ii) the six-month Treasury Rate plus 1.75% and (iii) LIBOR plus 1.5%. Presently, interest payments on the unpaid principal are due quarterly at the six-month Treasury Rate plus 1.75%. The remaining unpaid loan balance is due on October 16, 2000. See "Business -- Loan from Marshall & Ilsley Bank."


     After the consummation of this Offering and pending the application of proceeds in the manner set forth above, the net proceeds may be invested by the Company in short-term interest-bearing securities or certificates of deposits. Although the Company does not currently anticipate significant changes in the allocation of net proceeds described above, the allocation may vary as necessary to respond to changing circumstances. Accordingly, the Company's management will have broad discretion in the application of the net proceeds.


                            MARKET FOR COMMON STOCK

     Prior to this Offering, there has been no public market for the Common Stock. The Company has, however, applied to have its Common Stock listed for quotation on the NASDAQ-NMS under the proposed symbol "MERB." See "Risk Factors -- Absence of Trading Market." As of March 31, 1998, there were outstanding 1,655,640 shares of Common Stock which were held by approximately 55 shareholders of record.

                                   DIVIDENDS

     Holders of the shares of the Company's Common Stock are entitled to receive cash dividends when and if declared by the Company's Board of Directors out of funds legally available therefor. The Company paid cash dividends on its Common Stock in March 1998 of $.02778 per share and in December 1997 of $.02778 per share (each adjusted to reflect the 9:1 Stock Split). The Company also issued stock dividends as follows: a 3% stock dividend, a 5% stock dividend and a 5% stock dividend on its Common Stock during 1996, 1997 and 1998, respectively.

     The source of dividends to the Company's shareholders in the future, if any, will depend primarily upon the earnings of the Bank and its ability to pay dividends to the Company, as to which there can be no assurance. The payment of dividends by the Bank is subject to a determination by the Bank's Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations, the Bank's results of operations and financial condition, tax considerations and general economic conditions. Maine state laws and Bureau regulations regulate and restrict the ability of the Bank to pay dividends to the Company. The Federal Reserve and the Bureau, which regulate the Bank, not only have established certain financial and capital requirements that affect the ability of the Bank to pay dividends, but they also have the general authority to prohibit the Bank from engaging in an unsafe or unsound practice in conducting its business. Depending upon the financial condition of the Bank, the payment of cash dividends could be deemed to constitute such an unsafe or unsound practice. See "Supervision and Regulation -- Payment of Dividends."

     Before any dividends may be paid to the holders of the shares of the Common Stock, the Company must first satisfy its interest and principal payment obligations under the Debentures and the accumulated dividends due to holders of the Series A Preferred Stock. See "Certain Transactions" and "Description of Securities." As such, even if the Company is profitable, there can be no assurance that the Company will be able to declare or pay dividends to holders of Common Stock. Under Federal law and Federal Reserve policy, a bank holding company such as the Company is required to serve as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. Consistent with this requirement, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the company's capital needs, asset quality, and overall financial condition. See "Risk Factors -- Restrictions on Payment of Dividends by the Company" and "Supervision and Regulation -- Payment of Dividends."

     The ability of the Bank and the Company to pay cash dividends in the future could be further influenced by bank regulatory policies or agreements and capital guidelines. See "Risk Factors -- Restrictions on Payment of Dividends by the Bank to the Company."

                                CAPITALIZATION


     The following table sets forth, as of March 31, 1998, after giving effect to the 9:1 Stock Split, the actual capitalization of the Company as adjusted to reflect receipt of the estimated net proceeds from the sale by the Company of 600,000 shares of Common Stock at an assumed initial public offering price of $13 per share (the midpoint of the price range set forth on the cover page of this Prospectus), net of estimated expenses of this Offering. This information should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.


                                                                                   March 31, 1998
                                                                           ------------------------------
                                                                            Actual(1)   As Adjusted(1)(2)
                                                                           ----------- ------------------
                                                                            (Dollars in thousands except
                                                                                  per share data)
Capitalization and Shareholders' Equity:
Debentures, includes 66,654 shares of Common Stock issuable upon the conversion of such Debentures; no shares issued and outstanding
 on an actual or adjusted basis .......................................... $   300           $   300
Shareholders' Equity:
Series A Preferred Stock, $1.00 par value, 50,000 authorized shares;
 issued and outstanding 19,566 shares, on an actual and adjusted
 basis ...................................................................      20                20
Serial Preferred Stock, $0.01 par value, 950,000 shares authorized;
 no shares issued and outstanding on an actual or adjusted basis .........      --                --
Common Stock, $1.00 par value, 4,000,000 shares authorized;
 1,655,640 shares issued and outstanding on an actual basis;
 2,255,640 shares issued and outstanding on an adjusted basis (3) ........   1,656             2,256
Additional paid-in capital ...............................................   8,387            14,527
Retained earnings ........................................................   1,394             1,394
Net unrealized gain on securities designated as available for sale .......      49                49
                                                                           -------           -------
  Total shareholders' equity ............................................. $11,506           $18,246
                                                                           =======           =======
  Total capitalization ................................................... $11,806           $18,546
                                                                           =======           =======

----------
(1) Adjusted for 9:1 Stock Split.

(2) Assumes no exercise of the Underwriter's overallotment option to purchase 90,000 shares. See "Underwriting."

(3) Does not include (a) 540,027 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1998 with a weighted average exercise price of $5.15 per share, of which options to purchase 540,027 shares were then exercisable and (b) 9,288 shares that are reserved and available for issuance under the Company's Stock Option Plan. See "Management -- Stock Option Plan", "Description of Securities" and Note 19 to Consolidated Financial Statements.


     The following table sets forth capital ratios required by the Federal Reserve to be maintained by the Company in order for the Company to be adequately capitalized, and the Company's actual and pro forma ratios of capital to total regulatory or risk-weighted assets, as applicable, at March 31, 1998.



                                        Company          Company                Company
                                      Regulatory        Actual at             Adjusted at
                                        Minimum      March 31, 1998     March 31, 1998(1)(2)(3)
                                     ------------   ----------------   ------------------------
Tier 1 capital ...................        4.00%           10.25%                 16.32%
Total risk-based capital .........        8.00%           11.78%                 17.85%

----------
(1) Assumes that the net proceeds of this Offering were invested in assets that have a risk-weight equivalent to investment securities, assigned to the 20% category at March 31, 1998.

(2) Assumes that the net proceeds of this Offering were received on March 31, 1998.

(3) Assumes no exercise of the Underwriter's overallotment option to purchase 90,000 shares.

                                   DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1998, after giving effect to the 9:1 Stock Split and the conversion of the Company's Series A Preferred Stock and the Debentures into 266,589 shares of Common Stock, was $11.8 million or $5.87 per share of Common Stock. Giving effect to the sale by the Company of 600,000 shares of Common Stock, and assuming that the underwriting commission and expenses of the Offering to be paid by the Company aggregate approximately 13.6% of gross proceeds, the pro forma net tangible book value of the Company at March 31, 1998 would have been $18.5 million or $7.15 per share of Common Stock, representing an immediate increase in net tangible book value of $1.28 per share to present shareholders and an immediate dilution of $5.85 per share to new investors purchasing shares at the public offering price of $13 per share (the midpoint of the price range set forth on the cover page of this Prospectus). The following table illustrates this per share dilution:



   Assumed initial public offering price per share(l) .........................  $  13.00
   Net tangible book value before the Offering(2) (3) .........................      5.87
   Increase attributable to payment for shares purchased by new investors .....      1.28
   Pro forma net tangible book value after the Offering(2) (3) (4) ............      7.15
   Dilution to new investors(4) ...............................................      5.85

----------
(1) Does not take into account the underwriting commission and offering expenses to be paid by the Company.

(2) Pro forma net tangible book value per share is determined by dividing the number of outstanding shares of Common Stock, including shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Debentures, into the net tangible book value of the Company.


(3) Excludes (a) 540,027 shares of Common Stock issuable upon the exercise of stock options outstanding at March 31, 1998, with a weighted average exercise price of $5.15 per share, of which options to purchase 540,027 shares were then exercisable, and (b) 9,288 shares that are reserved and available for issuance under the Company's Stock Option Plan. Assuming the exercise of the options to purchase 540,027 shares then exercisable, the diluted price per share would be $6.79 per share rather than $7.15 per share. See "Management -- Stock Option Plan", "Description of Securities" and Note 19 of Notes to Consolidated Financial Statements.


(4) Assumes no exercise of the Underwriter's overallotment option to purchase 90,000 shares.


The following table summarizes, on a pro forma basis as of March 31, 1998 after giving effect to the 9:1 Stock Split and the conversion of the Series A Preferred Stock and Debentures, the difference between the number of shares purchased from the Company, the total consideration paid, and the average price per share paid by existing shareholders since October 1992 and by the new investors purchasing Common Stock from the Company pursuant to this Offering:



                                                                                                                    Average
                                         Shares       Percent of          Total                 Percent              Price
                                       Purchased     Total Shares     Consideration     of Total Consideration     Per Share
                                      -----------   --------------   ---------------   ------------------------   ----------
Existing Shareholders (1) .........    1,922,229          76.2%       $  9,204,879                54.1%            $  4.79
New Investors (2) .................      600,000          23.8%       $  7,800,000                45.9%            $ 13.00
                                       ---------         -----        ------------               -----
  Total ...........................    2,522,229         100.0%       $ 17,004,879               100.0%
                                       =========         =====        ============               =====

----------
(1) Excludes (a) 540,027 shares of Common Stock issuable upon the exercise of stock options outstanding at March 31, 1998, with a weighted average exercise price of $5.15 per share, of which options to purchase 540,027 shares were then exercisable, and (b) 9,288 shares that are reserved and available for issuance under the Company's Stock Option Plan. See "Management -- Stock Option Plan", "Description of Securities" and Note 19 of Notes to Consolidated Financial Statements.

(2) Assumes no exercise of the Underwriter's overallotment option to purchase 90,000 shares and assumes the Offering price of $13 per share (the midpoint of the price range set forth on the cover page of this Prospectus).

                     SELECTED CONSOLIDATED FINANCIAL DATA
                 (Dollars in thousands, except per share data)

     The following table presents selected consolidated financial data for the Company. The data for the fiscal years ended December 31, 1997, 1996, 1995, 1994 and 1993 are derived from audited consolidated financial statements of the Company. The data for the three month periods ended March 31, 1998 and 1997 are derived from unaudited financial statements of the Company which, in the opinion of management, contain normal, recurring adjustments necessary for the fair presentation of the results of such periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for the full fiscal year ending December 31, 1998. The selected financial data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.



                                                           At or for the
                                                        Three Months Ended
                                                             March 31,
                                                    ---------------------------
                                                         1998          1997
                                                    ------------- -------------
                                                            (Unaudited)
Financial Condition Data:
Total assets ......................................  $   175,753   $   160,034
Cash and cash equivalents .........................        6,775        11,427
Investment securities .............................       45,579        37,411
Loans receivable, net (1) .........................      118,036       106,416
Deposits ..........................................      140,398       126,856
Repurchase agreements .............................       13,554        12,268
Other borrowed funds ..............................        5,856         6,000
Long-term debt ....................................        2,745         3,695
Mandatory convertible debentures ..................          300           300
Shareholders' equity ..............................       11,506         9,809
Income Statement Data:
Interest and dividend income ......................  $     3,510   $     3,074
Interest expense ..................................        1,613         1,409
Net interest income ...............................        1,897         1,665
Provision for loan losses .........................           90            75
Net interest income after provision for
 loan losses ......................................        1,807         1,590
Non-interest income ...............................          481           404
Non-interest expense ..............................        1,695         1,553
Income (loss) before income taxes .................          593           441
Income tax expense (benefit) ......................          213           161
Net income (loss) .................................          380           280
Per Share Data:
Earnings per share-basic (2) ......................          .22           .16
Earnings per share-diluted (2) ....................          .19           .14
Cash dividends on Common Stock (2) ................          .03            --
Book value (2)(3) .................................         6.92          6.14
Weighted average shares outstanding (2) ...........    1,641,969     1,619,226
Selected Financial Ratios and Other Data:
Return on average assets (4) ......................         0.89%         0.74%
Return on average equity (3)(4) ...................        13.69%        11.57%
Net interest margin (4)(5) ........................         4.59%         4.59%
Net interest spread (4) ...........................         3.87%         3.90%
Non-performing assets to total assets (6) .........         0.13%         0.37%
Non-performing loans to total loans (6) ...........         0.20%         0.21%
Allowance for loan losses to total loans ..........         1.50%         1.41%
Allowance for loan losses to non-performing
 loans (6) ........................................       768.80%       674.67%
Net loan charge-offs to average loans (4) .........          .03%          .03%
Efficiency ratio (7) ..............................        71.28%        75.06%
Capital Ratios:
Tier 1 risk-based capital (8) .....................        10.25%         9.66%
Total risk-based capital (8) ......................        11.78%        11.22%
Leverage ratio (8)(9) .............................         6.38%         6.19%



                                                                    At or for the Year Ended December 31,
                                                    ---------------------------------------------------------------------
                                                         1997          1996          1995          1994          1993
                                                    ------------- ------------- ------------- ------------- -------------
Financial Condition Data:
Total assets ......................................  $   178,619   $   158,425   $   135,744   $   113,231   $    91,090
Cash and cash equivalents .........................       10,659         8,591         6,723         6,683         6,104
Investment securities .............................       44,826        41,014        30,257        21,692        25,876
Loans receivable, net (1) .........................      117,679       104,320        95,256        81,137        55,805
Deposits ..........................................      146,312       126,704       111,340        91,812        72,108
Repurchase agreements .............................       11,897        12,164        10,173         7,827         4,703
Other borrowed funds ..............................        5,144         2,832           192         1,000         1,990
Long-term debt ....................................        2,895         3,695         4,000         4,000         4,000
Mandatory convertible debentures ..................          300           300           300           300           300
Shareholders' equity ..............................       10,967         9,671         8,761         7,675         7,439
Income Statement Data:
Interest and dividend income ......................  $    13,215   $    11,826   $    10,349   $     7,445   $     5,164
Interest expense ..................................        6,060         5,383         4,371         2,774         2,124
Net interest income ...............................        7,155         6,443         5,978         4,671         3,040
Provision for loan losses .........................          355           360           355           150           385
Net interest income after provision for
 loan losses ......................................        6,800         6,083         5,623         4,521         2,655
Non-interest income ...............................        1,724         1,489         1,302           911         1,015
Non-interest expense ..............................        6,357         5,813         5,407         4,840         4,667
Income (loss) before income taxes .................        2,167         1,759         1,518           592          (997)
Income tax expense (benefit) ......................          765           639           551           219          (332)
Net income (loss) .................................        1,402         1,120           967           373          (665)
Per Share Data:
Earnings per share-basic (2) ......................          .82           .65           .55           .19          (.57)
Earnings per share-diluted (2) ....................          .71           .58           .52           .19          (.57)
Cash dividends on Common Stock (2) ................          .03            --            --            --            --
Book value (2)(3) .................................         6.77          5.98          5.33          4.79          4.59
Weighted average shares outstanding (2) ...........    1,619,226     1,619,226     1,619,226     1,619,226     1,261,620
Selected Financial Ratios and Other Data:
Return on average assets (4) ......................         0.86%         0.78%         0.80%         0.37%        -0.80%
Return on average equity (3)(4) ...................        13.63%        12.28%        11.83%         4.95%       -11.67%
Net interest margin (4)(5) ........................         4.67%         4.72%         5.25%         4.99%         3.94%
Net interest spread (4) ...........................         3.97%         3.97%         4.48%         4.34%         3.32%
Non-performing assets to total assets (6) .........         0.13%         0.45%         0.33%         0.63%         0.07%
Non-performing loans to total loans (6) ...........         0.15%         0.36%         0.15%         0.87%         0.07%
Allowance for loan losses to total loans ..........         1.44%         1.37%         1.18%         1.17%         1.45%
Allowance for loan losses to non-performing
 loans (6) ........................................       933.15%       384.62%       760.40%       133.80%      2002.44%
Net loan charge-offs to average loans (4) .........         0.08%         0.04%         0.21%         0.02%         0.05%
Efficiency ratio (7) ..............................        71.60%        73.29%        74.27%        86.71%       115.09%
Capital Ratios:
Tier 1 risk-based capital (8) .....................         9.77%         9.53%         9.03%         8.83%        10.79%
Total risk-based capital (8) ......................        11.30%        11.10%        10.63%        10.46%        12.57%
Leverage ratio (8)(9) .............................         6.06%         5.98%         5.84%         6.31%         7.07%

----------
(1) Includes loans held for sale.
(2) Adjusted to reflect the 9:1 Stock Split, 5% stock dividends in 1998 and 1997 and a 3% stock dividend in 1996.
(3) Excludes unrealized gain or loss on securities available for sale net of taxes.
(4) Information is annualized for the periods ended March 31, 1998 and 1997.

(5) Represents net interest income as a percentage of average interest earning assets. Calculation is shown tax-effected for tax exempt interest income assuming a federal tax rate of 34%.

(6) Non-performing assets consist of non-performing loans and other real estate owned. Non-performing loans consist of non-accrual loans and accruing loans 90 days or more past due while other real estate owned consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.
(7) Non-interest expense divided by the sum of net interest income plus non-interest income.
(8) The minimum regulatory capital ratios in order for the Company to be adequately capitalized are: Tier 1 capital -- 4.00%; total risk-based capital -- 8.00%; and leverage ratio -- 4.00%
(9) The leverage ratio is defined as the ratio of Tier 1 capital to average total assets.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.


General
     Per share information has been adjusted to reflect the 9:1 Stock Split and assumes the conversion of the Series A Preferred Stock and Debentures into 266,589 shares of Common Stock.


     The Company's principal asset is its ownership of the Bank. Accordingly, the Company's results of operations are primarily dependent upon the results of operations of the Bank. The Bank conducts a general commercial and retail banking business which consists of attracting deposits from the general public and applying those funds to the origination of commercial loans, commercial and residential real estate loans and consumer loans. The Bank also provides trust and investment services. The Bank's profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned and paid on these balances. Net interest income is dependent upon the Bank's interest rate spread, which is the difference between the average yield earned on its interest-bearing assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demand. See "Risk Factors -- Sensitivity to Changes in Interest Rates" and "Management's Discussion and
Analysis -- Interest Rate Risk."


     The Bank enjoys a positive reputation in its market and strives for quality customer service. The Bank operates seven banking locations, including the headquarters office at 201 Main Street in Bangor. The remaining offices include two other full service branches in Bangor plus full service offices in Brewer, Orono and Pittsfield, and a full service supermarket office in Newport.


     The Bank began offering trust and investment services in 1994 and, as of March 31, 1998, had $98.5 million in assets under management. The Trust and Investment Services Department provides a variety of services to assist individuals, businesses, municipalities and non-profit organizations in achieving their investment goals. Among the services offered are: investment management accounts; custody of assets; personal trusts; retirement plans; individual retirement accounts; estate and tax planning assistance; estate settlement services and financial planning.

     In addition to the Trust and Investment Services Department, the Bank pursues commercial, commercial and residential real estate, and consumer lending within its local market. See "Business -- Lending Activities" and "Management's Discussion and Analysis -- Loan Portfolio Composition."

     This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses material changes in the financial condition of the Company from January 1, 1996 to December 31, 1997, and material changes in the results of operations with respect to the three month period ending March 31, 1997 compared to the three month period ending March 31, 1998, and the year ending December 31, 1997 compared to the year ending December 31, 1996. Results of operations for the three month period ending March 31, 1998 may not be indicative of the results for the entire year ending December 31, 1998. This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of the Company. This commentary should be read in conjunction with the financial statements and the related notes and the other statistical information contained herein.

Results of Operations

 Comparison of Three Months Ended March 31, 1998 and 1997
     The Company's net income was $380,000 for the three months ended March 31, 1998, compared to net income of $280,000 for the three months ended March 31, 1997, yielding an annualized return on average assets ("ROA") of .89% compared to .74% for those same periods. Return on average shareholders' equity ("ROE") on an annualized basis for the same 1998 and 1997 three month periods were 13.69% and 11.57%, respectively. The increase in earnings between the periods is due to an increase in net interest income resulting from growth in loans and securities and a 19% increase in non-interest income.

     Total assets were $175.8 million at March 31, 1998, an increase of $15.8 million or 9.9% from $160 million at March 31, 1997. Total average earning assets were $164.9 million for the three months ended March 31, 1998, compared to $144.3 million for the three months ended March 31, 1997. The increase in average loans of $12.2 million and the increase in average investment securities of $8.2 million during the three month period in 1998 compared to the same period in 1997 were funded through an increase in average interest-bearing liabilities of $16.6 million and an increase in average non-interest bearing liabilities of $3.2 million.


     Comparison of Years Ended December 31, 1997 and 1996
     For the year ended December 31, 1997, the Company reported net income of $1.4 million or $.82 per share, as compared to net income of $1.1 million or $.65 per share for 1996. From 1996 to 1997, net interest income before provision for loan losses increased by $712,000, an 11% increase, and non-interest income increased by $235,000 or 15.8% . Other expenses increased $544,000 or 9.4% from 1996 to 1997 which includes the impact of the start-up costs associated with the new branch office established in Newport during 1997.


     The Company's total assets at December 31, 1997 were $178.6 million, an increase of $20.2 million from December 31, 1996. The Bank's loans net of allowances at December 31, 1997 totaled $117.7 million, up from $104 million or 12.8% at December 31, 1996. Deposits increased 15.5% from $126.7 million to $146.3 million for the years ended December 31, 1996 and 1997, respectively.


     Net Interest Income
     Net interest income is interest earned on interest-earning assets less interest accrued on interest-bearing liabilities. Interest-earning assets are categorized as loans, investment securities and other earning assets, which include Federal Funds sold and certificates of deposit issued from other financial institutions. Interest-bearing liabilities are categorized as customer deposits, time and savings deposits and borrowings including repurchase agreements, short-term borrowings and long-term debt. Net interest income depends on the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

     The growth in the loan and investment portfolios resulted in an increase in net interest income during the first three months of 1998 compared with the same period in 1997. Interest income for the three month periods ended March 31, 1998 and 1997 was $3.5 million and $3.1 million, respectively, on a $164.9 million and $144.3 million average balance of interest-earning assets. The average yield on interest-earning assets, on an annualized basis, remained stable at 8.56% and 8.55% for the periods ended March 31, 1998 and 1997, respectively. Total interest expense for the three month period in 1998 was $1.6 million on average outstanding balances of interest-bearing liabilities of $139.4 million, compared to an expense of $1.4 million on average outstanding balances of interest-bearing liabilities of $122.9 million for the same period in 1997. The average cost of interest-bearing liabilities for the three months of 1998 and 1997 was 4.69% and 4.65%, respectively, on an annualized basis. The increase in average cost of interest-bearing liabilities is primarily due to a savings deposit campaign launched in 1997. See "-- Deposit Activities." The Company maintained a constant net interest margin of 4.59% for the three months ended March 31, 1998 and 1997.

     Net interest income before provision for loans losses for the period December 31, 1997 amounted to $7.2 million on a $153.2 million average outstanding balance of interest-earning assets, an increase of $712,000 over the $6.4 million recorded in 1996 on an average outstanding balance of interest-earning assets of $136.4 million. The average yield on interest earning assets decreased from 8.67% in 1996 to 8.63% in 1997 resulting in a decrease in the net interest margin from 4.72% to 4.67% for 1996 and 1997, respectively.

                Comparative Average Balances, Yields and Rates

     The following table presents the Company's average balances, interest earned or accrued, and the related yields and rates on major categories of the Company's interest-earning assets and interest-bearing liabilities for the periods indicated:



                                                            March 31,
                               -------------------------------------------------------------------
                                             1998                              1997
                               --------------------------------- ---------------------------------
                                                        Average                           Average
                                            Interest     Rate                 Interest     Rate
                                 Average     Income/    Earned/    Average     Income/    Earned/
                                 Balance     Expense   Paid (1)    Balance     Expense   Paid (1)
                               ----------- ---------- ---------- ----------- ---------- ----------
                                                     (Dollars in thousands)
Assets:
Interest-earning assets:
Loans (2) .................... $118,562    $ 2,827      9.57%    $106,355    $ 2,497      9.42%
Investment securities (3).....   44,858        666      5.98%      36,661        560      6.16%
Other earning assets .........    1,492         21      5.63%       1,290         17      5.27%
                               --------    -------    ------     --------    -------    ------
Total interest-earning
 assets ......................  164,912      3,514      8.56%     144,306      3,074      8.55%
Non-interest-earning
 assets ......................    9,081                             8,410
                               --------                          --------
Total assets ................. $173,993                          $152,716
                               ========                          ========
Liabilities and
 Shareholders' Equity:
Interest-bearing
 liabilities:
Savings deposits and
 interest-bearing
 checking ....................   63,749        580      3.69%      51,681        440      3.45%
Certificates of deposit ......   55,997        784      5.68%      53,647        750      5.67%
Securities sold under
 agreement to
 repurchase ..................   13,033        141      4.39%      11,013        116      4.27%
Short-term borrowings ........    2,291         31      5.49%       2,525         30      4.82%
Long-term
 borrowings (4) ..............    4,368         77      7.15%       4,012         73      7.38%
                               --------    -------    ------     --------    -------    ------
Total interest-bearing
 liabilities .................  139,438      1,613      4.69%     122,878      1,409      4.65%
Non-interest-bearing
 liabilities .................   23,243                            20,071
Shareholders' equity .........   11,312                             9,767
                               --------                          --------
Total liabilities and
 shareholders' equity ........ $173,993                          $152,716
                               ========                          ========
Net interest income (3) ......             $ 1,901                           $ 1,665
                                           =======                           =======
Net interest spread (5) ......                          3.87%                             3.90%
                                                      ======                            ======
Net interest margin (6) ......                          4.59%                             4.59%
                                                      ======                            ======
Ratio of interest-earning
 assets to interest-
 bearing liabilities .........                        118.27%                           117.44%
                                                      ======                            ======



                                                           December 31,
                               --------------------------------------------------------------------
                                              1997                              1996
                               ---------------------------------- ---------------------------------
                                                        Average                            Average
                                            Interest      Rate                 Interest     Rate
                                 Average     Income/    Earned/     Average     Income/    Earned/
                                 Balance     Expense      Paid      Balance     Expense     Paid
                               ----------- ---------- ----------- ----------- ---------- ----------
                                                      (Dollars in thousands)
Assets:
Interest-earning assets:
Loans (2) .................... $111,006    $ 10,669     9.61%     $100,677    $ 9,683      9.62%
Investment securities (3).....   39,050       2,378     6.09%       32,663      1,983      6.07%
Other earning assets .........    3,187         171     5.37%        3,093        160      5.17%
                               --------    --------   ------      --------    -------    ------
Total interest-earning
 assets ......................  153,243      13,218     8.63%      136,433     11,826      8.67%
Non-interest-earning
 assets ......................    9,062                              7,595
                               --------                           --------
Total assets ................. $162,305                           $144,028
                               ========                           ========
Liabilities and
 Shareholders' Equity:
Interest-bearing
 liabilities:
Savings deposits and
 interest-bearing
 checking ....................   56,511       1,983     3.51%       43,886      1,358      3.09%
Certificates of deposit ......   55,306       3,143     5.68%       53,094      3,070      5.78%
Securities sold under
 agreement to
 repurchase ..................   11,931         511     4.28%       11,770        520      4.42%
Short-term borrowings ........    2,364         124     5.25%        1,773         89      5.02%
Long-term
 borrowings (4) ..............    4,109         299     7.28%        4,083        346      8.47%
                               --------    --------   ------      --------    -------    ------
Total interest-bearing
 liabilities .................  130,221       6,060     4.65%      114,606      5,383      4.70%
Non-interest-bearing
 liabilities .................   21,836                             20,285
Shareholders' equity .........    10,28                              9,137
                               --------                           --------
Total liabilities and
 shareholders' equity ........ $162,305                           $144,028
                               ========                           ========
Net interest income (3) ......             $  7,158                           $ 6,443
                                           ========                           =======
Net interest spread (5) ......                          3.97%                              3.97%
                                                      ======                             ======
Net interest margin (6) ......                          4.67%                              4.72%
                                                      ======                             ======
Ratio of interest-earning
 assets to interest-
 bearing liabilities .........                        117.68%                            119.05%
                                                      ======                             ======


----------
(1) Annualized for comparability with full year data.

(2) Non-accruing loans included in computation of average balance.


(3) Income from investment securities and net interest income is presented on a fully taxable equivalent basis by adjusting income and yields earned on tax-exempt securities assuming a federal tax of 34%.


(4) Includes M&I Loan, FHLB borrowings and Debentures.

(5) Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(6) Net interest margin is the net interest income divided by average interest-earning assets.

                         Rate/Volume Interest Analysis

     The following table presents the components of the Company's net interest income as attributed to volume and rate on a tax-equivalent basis assuming a Federal tax rate of 34%. The net change attributable to the combined impact of volume and rate has been solely allocated to the change in volume:






                                                 Three Months Ended                  Year Ended
                                                   March 31, 1998                 December 31, 1997
                                                  Compared to 1997                Compared to 1996
                                                 increase (decrease)             increase (decrease)
                                                  due to change in:               due to change in:
                                           ------------------------------- -------------------------------
                                            Average     Average     Total   Average   Average     Total
                                             Volume      Rate      Change    Volume     Rate      Change
                                           --------- ------------ -------- --------- --------- -----------
                                                               (Dollars in thousands)
Interest income:
 Loans (1) ...............................   $ 290      $  40      $ 330    $  993    $   (7)    $ 986
 Investment securities ...................     122        (16)       106       389         6       395
 Other earning assets ....................       3          1          4         5         6        11
                                             -----      -----      -----    ------    ------     -----
  Total interest income ..................     415         25        440     1,387         5     1,392
                                             -----      -----      -----    ------    ------     -----
Interest expense:
 Savings deposits and interest-bearing
  liabilities ............................     109         31        140       443       182       625
 Certificates of deposit .................      33          1         34       126       (53)       73
 Securities sold under agreement to
  repurchase .............................      22          3         25         7       (16)       (9)
 Short-term borrowings ...................      (3)         4          1        31         4        35
 Long-term borrowings ....................       6           (2)       4         2       (49)      (47)
                                             -----      --------   -----    ------    ------     -------
  Total interest expense .................     167         37        204       609        68       677
                                             -----      -------    -----    ------    ------     -------
Change in net interest income ............   $ 248      $ (12)     $ 236    $  778    $  (63)    $ 715
                                             =====      =======    =====    ======    ======     =======



                                                     Year Ended
                                                  December 31, 1996
                                                  Compared to 1995
                                                 increase (decrease)
                                                  due to change in:
                                           -------------------------------
                                            Average    Average     Total
                                             Volume      Rate      Change
                                           --------- ----------- ---------
                                               (Dollars in thousands)
Interest income:
 Loans (1) ...............................  $1,249     $  (319)   $  930
 Investment securities ...................     556         (16)      540
 Other earning assets ....................      21         (14)        7
                                            ------     -------    ------
  Total interest income ..................   1,826        (349)    1,477
                                            ------     -------    ------
Interest expense:
 Savings deposits and interest-bearing
  liabilities ............................     272         182       454
 Certificates of deposit .................     495          48       543
 Securities sold under agreement to
  repurchase .............................     139         (29)      110
 Short-term borrowings ...................     (26)        (19)      (45)
 Long-term borrowings ....................     (18)        (32)      (50)
                                            ------     -------    ------
  Total interest expense .................     862         150     1,012
                                            ------     -------    ------
Change in net interest income ............  $  964     $  (499)   $  465
                                            ======     =======    ======


----------
(1) Non-accruing loans included in the computation of average balance.


     Provision for Loan Losses
     The targeted level of loan loss allowance is based on management's review of the loan portfolio. Management reviews the loans by type and nature of collateral and establishes an appropriate provision for loan losses based upon industry standards, management's experience, historical charge-off experience, the present and prospective financial condition of specific borrowers, industry concentrations within the loan portfolio, size of credit, existence and quality of any collateral, profitability and general economic conditions. The Bank has experienced relatively low delinquency and default rates in its portfolio, due in part to adherence to established underwriting guidelines. Management reviews the allowance for loan losses on a quarterly basis and increases the allowance, if necessary, based on the results of this review. Management believes the allowance for loan losses should be adequate based on management's assessment of the risks of loan defaults.

     The ratio of non-performing loans to total assets was .20%, .15% and .36% as of March 31, 1998 and December 31, 1997 and 1996, respectively. For the three months ended March 31, 1998, the Bank had net charge-offs of $9,000 or
 .03% (annualized) of total average loans outstanding. For the years ended December 31, 1997 and 1996, net charge-offs were $88,000 and $43,000, respectively, representing .08% and .04% of average loans outstanding, respectively.

     Although management believes that it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Bank's loan portfolio. See "Management's Discussion and Analysis -- Allowance for Loan Losses."


     Non-Interest Income
     Non-interest income for the three months ended March 31, 1998 and 1997 totaled $481,000 and $404,000, respectively, an increase of approximately 19%. The increase is primarily due to an increase in trust fees of $32,000 and an increase in gain on sale of mortgage loans of $29,000.

     Non-interest income was $1.7 million and $1.5 million in 1997 and 1996, respectively, an increase of approximately 16%. The growth of non-interest income is primarily due to an increase in (i) other service charges and fees,
(ii) trust fees and (iii) increases in net gain on sale of mortgage loans. The increase in other service charges and fees is attributable to (i) instituting an ATM fee to non-customers of the Bank and (ii) increases in merchant credit card processing fees, which are due to an increase in volume. The increase in trust fees is attributable to the growth in trust assets under management from $66 million in 1996 to $90 million at the end of 1997, a 36% increase.


     The following table presents the components of the Company's non-interest income for the periods indicated:




                                                     Three Months Ended             Year Ended
                                                          March 31,                December 31,
                                                   -----------------------   -------------------------
                                                      1998         1997          1997          1996
                                                   ----------   ----------   -----------   -----------
                                                                 (Dollars in thousands)
   Service charges on deposit accounts .........    $   120      $   118       $   476       $   486
   Other service charges and fees ..............        115          111           485           381
   Trust fees ..................................        151          119           534           439
   Net gain on sale of mortgage loans ..........         50           21            91            69
   Other non-interest income ...................         45           35           138           114
                                                    -------      -------       -------       -------
    Total non-interest income ..................    $   481      $   404       $ 1,724       $ 1,489
                                                    =======      =======       =======       =======
   Non-interest income as a percentage of
    average total assets (interim periods
    annualized) ................................       1.12%        1.07%         1.06%         1.03%
                                                    =======      =======       =======       =======

     Non-Interest Expense
     Non-interest expense increased by $142,000, an increase of 9.1%, for the three months ended March 31, 1998, as compared to the same period in 1997. This increase is primarily due to the addition of employees at the Newport Branch established in April 1997. In addition, data processing fees increased as a result of increases in both loan and deposit volume.


     Non-interest expense for 1997 increased $544,000 or 9.4% over the year ended December 31, 1996. The increase is a result of several factors. Salaries and employee benefits expenses increased $216,000 primarily due to the addition of employees at the Newport Branch. Occupancy and equipment expenses increased from a total of $988,000 in 1996 to $1.2 million due to the Newport Branch and the renovation and relocation of the Bank's headquarters. See "Business -- Bank Premises."


     The following table presents the components of the Company's non-interest expense for the periods indicated:




                                                               Three Months Ended              Year Ended
                                                                    March 31,                 December 31,
                                                            -------------------------   -------------------------
                                                                1998          1997          1997          1996
                                                            -----------   -----------   -----------   -----------
                                                                           (Dollars in thousands)
   Salary and employee benefits .........................    $    852      $    760      $  3,121      $  2,905
   Occupancy expense ....................................         166           163           626           526
   Equipment expense ....................................         123           118           524           462
   Data processing expense ..............................         160           149           605           577
   Professional fees ....................................          50            51           215           217
   Printing, postage, stationery and supplies ...........          58            54           189           180
   Advertising and promotion ............................          50            39           191           155
   Merchants and credit card processing expense .........          55            39           191           145
   Other ................................................         181           180           695           646
                                                             --------      --------      --------      --------
    Total non-interest expense ..........................    $  1,695      $  1,553      $  6,357      $  5,813
                                                             ========      ========      ========      ========
   Efficiency Ratio(1) ..................................       71.28%        75.06%        71.60%        73.29%
                                                             ========      ========      ========      ========

----------
(1) Non-interest expense divided by the sum of net interest income plus non-interest income.

 Income Tax Expense
     For the three month period ended March 31, 1998, an income tax provision totaling $213,000 was recorded, compared to $161,000 for the same three months of 1997 as a result of increased earnings during the 1998 period.

     For the year ended December 31, 1997, the Company recorded an income tax provision totaling $765,000, compared to $639,000 for the year ended 1996.


     Market Risk
     Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to its Asset/Liability Committee ("ALCO"). In this capacity, ALCO develops guidelines and strategies impacting the Company's asset/liability management process based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.


     Interest Rate Risk
     Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company's financial instruments also change thereby impacting net interest income ("NII"), the primary component of the Company's earnings. ALCO utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure of NII to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk.

     The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's balance sheet. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given both a 200 basis point (bp) upward and downward shift in interest rates. A parallel and pro rata shift in rates over a 12 month period is assumed. The following reflects the Company's NII sensitivity analysis as of December 31, 1997.



 Rate Change     Estimated NII Sensitivity
-------------   --------------------------
   + 200 bp                 2.17%
   - 200 bp                (1.03%)

     The preceding sensitivity analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cashflows and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

     Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment/refinancing levels likely deviating from those assumed the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might make in responding to or anticipating changes in interest rates.



Financial Condition

 Cash and Cash Equivalents
     Total cash and cash equivalents were $6.8 million at March 31, 1998 compared to $10.7 million at December 31, 1997. Cash and cash equivalent balances were higher at December 31, 1997 due to a temporary seasonal high in deposit balances. Demand deposit balances have decreased approximately $5 million from December 31, 1997 to March 31, 1998 thus resulting in decreases in Federal Funds Sold and cash items in process of collection. In the past, deposit balances typically reach their lowest levels during the first quarter of each year and continually trend upward to their highest level during the fourth quarter. The Bank anticipates these deposit trends and has instituted appropriate liquidity contingency plans.


 Lending Activities

     The Bank offers a broad range of personal and business loans and products. Total loans, including loans held for sale, were at $119.8 million at March 31, 1998 compared to $119.4 million, at December 31, 1997. With interest rates at attractive levels nationally, secondary market mortgage lending for refinancing and purchase money transactions has been exceptionally strong during the first quarter of 1998. This has resulted in an increase in non-interest income and a growing mortgage servicing portfolio. It has also resulted in a decline in portfolio residential and home equity loan balances of $2.2 million since December 31, 1997, as seasoned loans are refinanced and being sold on the secondary market. Loans held for sale have increased to $2.1 million at March 31, 1998 compared to $508,000 at December 31, 1997. Commercial real estate loan balances increased to $42.7 or 4.3% at March 31, 1998 compared to a December 31, 1997 balance of $41 million.


     Total loans, including loans held for sale, increased to $119.4 million at December 31, 1997, compared to $105.8 million at December 31, 1996, representing a growth rate of 12.9%. The loan portfolio composition experienced a slight shift into the real estate portfolio with real estate loans representing 76% of the total loan portfolio at December 31, 1997 compared to 72% at December 31, 1996. See "Risk Factors -- Impact on Bank's Loan Portfolio Due to Changes in Real Estate Values." The loan mix change is the result of net loan growth of $14.4 million in the real estate portfolio for 1997 compared with a decline in commercial loan balances of $1.3 million in 1997. As of March 31, 1998 and December 31, 1997, the Bank did not have any concentration of loans in one particular industry that exceeded 10% of the total loan portfolio.



     The following table summarizes the composition of the Bank's loan portfolio by type of loan at the dates indicated:

                          Loan Portfolio Composition


                                                                                       At December 31,
                                                                      -------------------------------------------------
                                              At March 31, 1998                 1997                      1996
                                           ------------------------   ------------------------   ----------------------
                                               Amount          %          Amount          %         Amount         %
                                           -------------   --------   -------------   --------   -----------   --------
                                                                      (Dollars in thousands)
Real Estate:
 Commercial ............................     $  42,746         36%      $  40,984         34%     $ 34,908         33%
 Construction ..........................         2,735          2%          3,012          3%        1,941          2%
 Residential ...........................        24,827         21%         26,638         22%       23,827         22%
 Home equity ...........................        19,685         16%         20,036         17%       15,726         15%
 Loans held for sale ...................         2,127          2%            508          0%          341          0%
                                             ---------         --       ---------         --      --------         --
  Total real estate ....................        92,120         77%         91,178         76%       76,743         72%
Commercial .............................        20,505         17%         20,757         18%       22,049         21%
Consumer ...............................         7,210          6%          7,461          6%        6,978          7%
                                             ---------         --       ---------         --      --------         --
  Total loans ..........................       119,835        100%        119,396        100%      105,770        100%
                                                              ===                        ===                      ===
Less allowance for loan losses .........        (1,799)                    (1,717)                  (1,450)
                                             ---------                  ---------                 --------
Total ..................................     $ 118,036                  $ 117,679                 $104,320
                                             =========                  =========                 ========


     The following table sets forth as of December 31, 1997, loans by scheduled due date for the periods indicated. Loans maturing after one year are further distinguished between those with predetermined interest rates and loans which have floating or adjustable interest rates.

                            Loan Maturity Schedule



                                                                             At December 31, 1997
                                                    -----------------------------------------------------------------------
                                                         Due in          Due after 1 year           Due
                                                     1 year or less     but before 5 years     after 5 years       Total
                                                    ----------------   --------------------   ---------------   -----------
                                                                            (Dollars in thousands)
 Real estate ....................................       $ 24,288             $ 28,391             $ 37,991       $ 90,670
 Loans held for sale ............................            508                   --                   --            508
 Commercial .....................................         10,459                8,320                1,977         20,756
 Consumer .......................................          2,712                3,116                1,634          7,462
                                                        --------             --------             --------       --------
 Total loans ....................................       $ 37,967             $ 39,827             $ 41,602       $119,396
                                                        ========             ========             ========       ========
 Loans maturing after one year:
  Predetermined interest rates ..................                                                                $ 42,953
  Floating or adjustable interest rates .........                                                                  38,476
                                                                                                                 --------
  Total .........................................                                                                $ 81,429
                                                                                                                 ========

     Asset Quality
     Management seeks to maintain a high quality of assets through conservative underwriting and sound lending practices. Approximately 30% of the Bank's loan portfolio is collateralized by first liens on primarily owner-occupied residential homes which have historically carried a relatively low credit risk. The Bank also maintains a commercial real estate portfolio comprised primarily of owner-occupied commercial businesses. The Bank has experienced low delinquency and default rates since opening in 1992. As of March 31, 1998, non-accrual loans amounted to $234,000 or .20% of total loans. In addition, the Bank has no real estate owned by means of foreclosure.

     The Bank participates in government guaranteed loan programs including the Small Business Administration ("SBA"), Rural Development ("RD") and the Finance Authority of Maine ("FAME"). At March 31, 1998, total loans under these programs totaled $10.7 million of which $8.3 million, or 7% of the total loan portfolio outstanding, is guaranteed by the various federal and state government entities.

     While there is no assurance that the Bank will not suffer losses on its construction loans or its commercial real estate loans, management believes that it has reduced the risks associated therewith because, among other things, primarily all such loans relate to owner-occupied projects where the borrower has demonstrated to the Bank's management that its business will generate sufficient income to repay the loan. The Bank primarily enters into agreements with individuals who are familiar to Bank personnel, are residents of the Bank's primary market area and are believed by management to be good credit risks.

     In an effort to maintain the quality of the loan portfolio, management seeks to minimize higher risk types of lending. To the extent risks are identified, additional precautions are taken in order to reduce the Bank's risk of loss. Commercial loans entail certain additional risks because repayment of such loans is usually dependent upon the successful operation of the commercial enterprise, which in turn is subject to adverse conditions in the economy. Commercial loans are generally riskier than residential loans because they are typically underwritten on the basis of the ability to repay from the cash flow of a business rather than on the ability of the borrower or guarantor to repay. Further, the collateral underlying commercial loans may be subject to greater fluctuations in market value over time than residential real estate, and may fluctuate in value based on the success of the business.

     The Board of Directors of the Bank and senior management have placed emphasis on loan review and underwriting procedures. The Bank utilizes the services of a consultant, M&M Consulting, LLC, to perform periodic loan review and documentation review. See "Business -- M&M Joint Venture." Management has established a risk rating and review process with the objective of quickly identifying, evaluating and initiating necessary corrective action for all commercial and commercial real estate loans. The goal of the risk rating process is to address the watch list, substandard and non-performing loans as early as possible. These components of risk management are integral elements of the Bank's loan program which have contributed to the loan portfolio performance to date. Nonetheless, management maintains a cautious outlook in attempting to anticipate the potential effects of uncertain economic conditions (both locally and nationally).

     Loans are placed on non-accrual status when, in the judgment of management, principal repayment is doubtful, whether current or past due. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, interest is generally not accrued on loans past due 90 days or more. The Bank considers non-performing assets to include all non-accrual loans, other loans past due 90 days or more as to principal and interest, restructured loans and other real estate owned ("OREO"). The Bank does not return a loan to accrual status until it is brought current with respect to both principal and interest, future payments are no longer in doubt and the loan has been performing for at least six months.


     The following is a summary of non-performing assets at March 31, 1998 and December 31, 1997 and 1996:

                             Non-Performing Assets



                                                                      At             At December 31,
                                                                   March 31,   --------------------------
                                                                     1998         1997         1996
                                                                  ----------   ----------   ----------
                                                                         (Dollars in thousands)
Loans:
 Non-accrual loans ............................................    $   234      $   181      $   250
 Loans 90 days or more past due but still accruing ............         --            3          127
 Restructured loans ...........................................         --           --           --
                                                                   -------      -------      -------
 Non-performing loans .........................................        234          184          377
OREO ..........................................................         --           43          340
                                                                   -------      -------      -------
 Non-performing assets ........................................    $   234      $   227      $   717
                                                                   =======      =======      =======
Non-performing loans as a percentage of total loans ...........       0.20%        0.15%        0.36%
Non-performing assets as a percentage of total assets .........       0.13%        0.13%        0.45%
Non-performing assets as a percentage of total loans and
 OREO .........................................................       0.20%        0.19%        0.68%


     At December 31, 1997, loans on non-accrual status totaled $181,000. Interest income not recognized on non-accrual loans was $18,000 in 1997.


     Adversely Classified Assets
     The Bank's management adversely classifies certain assets as "substandard," "doubtful" or "loss" based on criteria established under banking regulations. An asset is considered substandard if inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if existing deficiencies are not corrected. Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as loss are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

     At March 31, 1998, the Bank had $2.6 million of loans that were classified as substandard and $438,000 classified as doubtful. This compares to $2.2 million and $307,000 of loans that were classified as substandard and doubtful at December 31, 1997. The Bank had no loans which were classified as loss at either date. Delinquent loans may or may not be adversely classified depending upon management's judgment with respect to each individual loan. As of March 31, 1998 and December 31, 1997, the portion of loans guaranteed by either the SBA, RD or FAME amounted to approximately 48% and 44% of the total loan balances adversely classified, respectively. At March 31, 1998, included in the $3 million of loans that were classified as substandard and doubtful were $2.8 million of performing loans. This compares to $2.3 million of adversely classified performing loans as of December 31, 1997. These amounts constitute loans that, in the opinion of management, could potentially migrate to non-performing or loss status.


     Allowance for Loan Losses
     In originating loans, the Bank recognizes that loan losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of collateralized loans, the quality of the collateral for the loan as well as general economic conditions. It is management's policy to attempt to maintain an adequate allowance for loan losses based on, among other things, industry standards, management's experience, the Bank's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality.

     Management continues to actively monitor the Bank's asset quality and to charge off loans against the allowance for loan losses when appropriate or to provide specific loan allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the final determinations. See "Risk Factors -- Adequacy of Allowance for Loan Losses."

     The Bank's allowance for loan losses amounted to $1.8 million at March 31, 1998 (1.50% of total loans), an increase of $82,000 over the Bank's $1.7 million allowance for loan losses at December 31, 1997.

     The following table sets forth activity in the Bank's allowance for loan losses during the periods indicated:


                        Summary of Loan Loss Experience




                                                                    Three Months
                                                                       Ended           Year Ended December 31,
                                                                     March 31,     -------------------------------
                                                                        1998            1997            1996
                                                                   -------------   --------------   -----------
                                                                              (Dollars in thousands)
Total net loans outstanding at the end of period (1) ...........     $118,036         $117,679       $104,320
Average net loans outstanding during the period (1) ............     $116,806         $109,427       $ 99,381
Allowance for loan losses, beginning of period .................     $  1,717          $ 1,450       $  1,133
Loans charged off during the period:
 Real estate:
  Commercial ...................................................            0              (6)              0
  Residential ..................................................            0             (16)              0
  Home equity ..................................................            0               0               0
  Loans held for sale ..........................................            0               0               0
 Commercial ....................................................           (7)            (23)            (16)
 Consumer ......................................................           (7)            (55)            (32)
                                                                     --------         --------       --------
    Total ......................................................          (14)            (100)           (48)
                                                                     ========         ========       ========
Recoveries of loans previously charged off:
 Real estate:
  Commercial ...................................................            0                0              0
  Residential ..................................................            6               12              0
  Home equity ..................................................            0                0              0
  Loans held for sale ..........................................            0                0              0
 Commercial ....................................................            0                0              2
 Consumer ......................................................            0                0              3
                                                                     --------         --------       --------
    Total ......................................................            6               12              5
                                                                     --------         --------       --------
Net loans charged off during the period ........................           (9)           (88)             (43)
                                                                     --------         --------       --------
Provision charged to operations ................................           90              355            360
                                                                     --------         --------       --------
Allowance for loan losses, end of period .......................     $  1,799          $ 1,717        $  1,450
                                                                     ========         ========       ========
Ratios:
Net charge-offs to average loans outstanding (2) ...............          .03%            0.08%          0.04%
Net charge-offs to loans, end of period (2) ....................          .03%            0.07%          0.04%
Allowance for loan losses to average loans outstanding .........         1.54%            1.57%          1.46%
Allowance for loan losses to loans, end of period ..............         1.50%            1.44%          1.37%
Allowance for loan losses to non-performing loans ..............       768.80%          933.15%        384.62%


----------
(1) Includes loans held for sale.

(2) Information is annualized for the period ended March 31, 1998.

     The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

                  Allocation of the Allowance for Loan Losses



                                                                                 At December 31,
                                                                 ------------------------------------------------
                                           At March 31, 1998               1997                    1996
                                        ------------------------ ------------------------ -----------------------
                                                  % of Loans to            % of Loans to            % of Loans to
                                         Amount    Total Loans    Amount    Total Loans    Amount    Total Loans
                                        -------- --------------- -------- --------------- -------- --------------
                                                                 (Dollars in thousands)
Commercial and Commercial
 Real Estate (1) ......................  $1,111         53%       $  989         52%       $  696         54%
Construction ..........................      14          2%           15          3%           10          1%
Residential ...........................     132         21%          134         22%          123         23%
Home equity ...........................     200         16%          199         17%          157         15%
Loans held for sale (2) ...............      --          2%           --          0%           --          0%
Consumer ..............................     162          6%          200          6%          161          7%
Unallocated ...........................     180         --           180         --           303         --
                                         ------        ---        ------        ---        ------         --
   Total allowance for loan losses.....  $1,799        100%       $1,717        100%       $1,450        100%
                                         ======        ===        ======        ===        ======        ===

----------
(1) Commercial and commercial real estate loans have been combined in allocating the allowance for loan losses as the Bank utilizes an internal risk rating system for these loans on a consolidated basis.

(2) No allowance has been allocated to loans held for sale as these loans are sold without recourse within approximately ten days after the loan closing resulting in minimal loan loss risk to the Bank.


     Investment Activities
     The Company's investment portfolio serves three important functions: first, it enables the adjustment of the balance sheet's sensitivity to changes in interest rate movements; second, it provides an outlet for investing excess funds; and third, it provides liquidity. The investment portfolio is structured to maximize the return on invested funds within conservative risk guidelines.

     The composition of the investment portfolio as of March 31, 1998 was 54.3% U.S. Treasury notes and U.S. Government agencies and corporations, 40.1% mortgage-backed securities and collateralized mortgage obligations and 5.6% other securities. The comparable distributions for December 31, 1997 and 1996 were 54.9% and 47.5% U.S. Treasury notes and U.S. Government agencies and corporations, 39.7% and 34.6% mortgage-backed securities and collateralized mortgage obligations and 5.4% and 17.9% other securities, for the respective periods.

     The following table sets forth the composition of the Company's investment portfolio at the dates indicated:


                  Investment Securities Portfolio Composition



                                                                                                  At December 31,
                                                                                             -------------------------
                                                                              At March 31,
                                                                                  1998           1997          1996
                                                                             -------------   -----------   -----------
                                                                                      (Dollars in thousands)
Securities held to maturity (1):
 Mortgage-backed securities and collateralized mortgage obligations ......      $  1,740      $  1,962      $  3,123
                                                                                ========      ========      ========
Securities available for sale (2):
 U.S. Treasury securities ................................................      $ 22,134      $ 21,043      $ 18,991
 U.S. Government agencies and corporations ...............................         2,606         3,579           497
 Mortgage-backed securities and collateralized mortgage obligations ......        16,522        15,851        11,088
 State and local government debt securities ..............................         1,402         1,402            --
 U.S. Government and agency money market funds ...........................           285           166         6,548
 Other securities (3) ....................................................           890           823           767
                                                                                --------      --------      --------
   Total .................................................................      $ 43,839      $ 42,864      $ 37,891
                                                                                ========      ========      ========

----------
(1) Carried at amortized cost.

(2) Carried at estimated market value.

(3) Includes FHLB stock, Federal Reserve stock and FNMA stock.

              Maturity Schedule of Securities Available for Sale

                              At December 31, 1997
                               (At Market Value)




                                        One year            Over one year
                                        or less            through 5 years
                                 ---------------------- ----------------------
                                              Weighted               Weighted
                                   Amount    Yield (1)    Amount    Yield (1)
                                 ---------- ----------- ---------- -----------
                                            (Dollars in thousands)
U.S. Treasury securities .......  $ 9,985       5.93%    $11,058       6.04%
U.S. Government agencies
 and corporations ..............    2,573       5.75%      1,006       5.89%
Mortgage-backed securities
 and collateralized
 mortgage obligations ..........       --         --       1,213       6.01%
States and local
 government debt
 securities ....................    1,300       5.50%         --         --
U.S. Government and
 agency money market
 funds .........................      166       5.47%         --         --
Other securities ...............      823       6.29%         --         --
                                  -------       ----     -------       ----
  Total ........................  $14,847       5.87%    $13,277       6.03%
                                  =======       ====     =======       ====



                                     Over 5 years
                                   through 10 years      Over 10 years             Total
                                 -------------------- -------------------- ---------------------
                                            Weighted             Weighted              Weighted
                                  Amount   Yield (1)   Amount   Yield (1)    Amount    Yield (1)
                                 -------- ----------- -------- ----------- ---------- ----------
                                                     (Dollars in thousands)
U.S. Treasury securities .......      --        --         --        --     $21,043       5.99%
U.S. Government agencies
 and corporations ..............      --        --         --        --       3,579       5.79%
Mortgage-backed securities
 and collateralized
 mortgage obligations ..........   5,670      6.30%     8,968      6.32%     15,851       6.29%
States and local
 government debt
 securities ....................     102      5.50%        --        --       1,402       5.50%
U.S. Government and
 agency money market
 funds .........................      --        --         --        --         166       5.47%
Other securities ...............      --        --         --        --         823       6.29%
                                   -----      ----      -----      ----     -------       ----
  Total ........................  $5,772      6.28%    $8,968      6.32%    $42,864       6.07%
                                  ======      ====     ======      ====     =======       ====

----------

(1) Yield is adjusted for the effect of tax-exempt securities assuming a Federal tax rate of 34%.



                Maturity Schedule of Securities Held to Maturity

                              At December 31, 1997
                              (At Amortized Cost)





                                     One year          Over one year       Over 5 years
                                      or less         through 5 years    through 10 years      Over 10 years          Total
                                ------------------- ------------------- ------------------- ------------------- ------------------
                                          Weighted            Weighted            Weighted            Weighted            Weighted
                                 Amount     Yield    Amount     Yield    Amount     Yield    Amount     Yield    Amount    Yield
                                -------- ---------- -------- ---------- -------- ---------- -------- ---------- -------- ---------
                                                                      (Dollars in thousands)
Mortgage-backed securities
 and collateralized
 mortgage obligations .........   $866       6.00%    --        --       $1,000      5.91%     $96       6.00%   $1,962     5.94%


     Deposit Activities

     Deposits are the major source of the Bank's funds for lending, investing and for other general business purposes. In addition to deposits, the Bank derives funds from interest payments, loan principal payments, loan sales and funds from operations. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general market interest rates and economic conditions. Borrowings are also used on a short-term basis to compensate for reductions in the availability of other sources of funds, or borrowings may be used on a longer term basis to support expanded lending or investment activities.

     Deposits are attracted principally from within the Bank's primary market area through the offering of a broad variety of deposit products, including checking accounts, money market accounts, savings accounts, certificates of deposit (including jumbo certificates in denominations of $100,000 or more) and retirement savings plans. The Company has not sought brokered deposits and does not intend to do so in the future.

     Maturity terms, service fees and withdrawal penalties are established by the Bank and reviewed on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

     Total average deposits were $141.7 million for the three months ended March 31, 1998, compared to $132.4 million for December 31, 1997 and $116.3 million in December 31, 1996, representing increases of $9.3 million or 7% in 1998 and $16.1 million or 13.8% in 1997. The increase in deposits is primarily due to the growth in savings accounts. Savings accounts represent 28%, 25% and 18% of the total deposits for the periods ended March 31, 1998, December 31, 1997 and 1996, respectively. The Bank introduced a passbook savings product at a premium interest rate in 1997. The Bank continues to market this product aggressively. The introduction of new products and the continued focus on quality customer service contributed to strong deposit growth. The Bank continues to develop consumer and commercial deposit relationships through referrals and additional contacts within its market area.

     The following table sets forth the average balances and weighted average rates for the Bank's categories of deposits for the periods indicated:

                      Average Deposit Balances and Rates


                                                                                  Year Ended December 31,
                                                                              --------------------------------
                                                    Three Months Ended
                                                      March 31, 1998                        1997
                                             -------------------------------- --------------------------------
                                                                      % of                             % of
                                               Average    Average     Total     Average    Average     Total
                                               Balance      Rate    Deposits    Balance      Rate    Deposits
                                             ----------- --------- ---------- ----------- --------- ----------
                                                                  (Dollars in thousands)
Non-interest checking ......................  $ 21,974        --        16%    $ 20,631        --        15%
Interest checking and money market .........    23,346      2.29%       16%      23,794      2.29%       18%
Savings ....................................    40,403      4.51%       28%      32,717      4.40%       25%
Certificates of deposit ....................    55,997      5.68%       40%      55,306      5.68%       42%
                                              --------                  --     --------                  --
  Total ....................................  $141,720                 100%    $132,448                 100%
                                              ========                 ===     ========                 ===



                                                 Year Ended December 31,
                                             -------------------------------
                                                          1996
                                             -------------------------------
                                                                      % of
                                               Average    Average    Total
                                               Balance      Rate    Deposits
                                             ----------- --------- ---------
                                                 (Dollars in thousands)
Non-interest checking ......................  $ 19,274        --       16%
Interest checking and money market .........    22,796      2.18%      20%
Savings ....................................    21,090      4.08%      18%
Certificates of deposit ....................    53,094      5.78%      46%
                                              --------                 --
  Total ....................................  $116,254                100%
                                              ========                ===

     The Bank does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business of the Bank. Management believes that substantially all the Bank's depositors are residents in its primary market area.

     The following table summarizes at March 31, 1998 and December 31, 1997 the Bank's certificates of deposit of $100,000 or more by time remaining until maturity:




                                                    March 31, 1998     December 31, 1997
                                                   ----------------   ------------------
                                                          (Dollars in thousands)
Maturity Period:
 Less than three months ........................        $2,796              $ 3,447
 Over three months through six months ..........         1,665                2,454
 Over six months through twelve months .........         2,844                1,738
 Over twelve months ............................         2,427                2,883
                                                        ------              -------
   Total .......................................        $9,732              $10,522
                                                        ======              =======

     Return on Equity and Assets
     The following table sets forth the Company's performance ratios for the periods indicated:




                                                                     At December 31,
                                                                 -----------------------
                                                  At March 31,
                                                    1998 (1)        1997         1996
                                                 -------------   ----------   ----------
Return on average assets .....................        0.89%          0.86%        0.78%
Return on average equity (2) .................       13.69%         13.63%       12.28%
Dividend payout ratio (Common Stock) .........       12.73%          3.23%          --
Average equity to average assets (2) .........        6.47%          6.34%        6.33%

----------
(1) Annualized.

(2) Excludes unrealized gain or loss on securities available for sale net of taxes.


     Short-Term Borrowings
     The borrowings utilized by the Bank primarily have been securities sold under agreements to repurchase. Other short-term borrowings generally include federal funds purchased, FHLB advances, treasury, tax and loan deposits and interest-bearing demand notes due to the U.S. Treasury, which are repaid upon notification by the U.S. Treasury.

     The following table sets forth certain information regarding securities sold under agreement to repurchase for the dates indicated:




                                                                                 At or for the
                                                       At or for the          Year Ended December 31,
                                                     Three Months Ended   -------------------------------
                                                       March 31, 1998         1997            1996
                                                    -------------------   ------------   -------------
Average balances outstanding ....................        $ 13,033           $ 11,931       $  11,770
Maximum amount outstanding at any month-end
 during the period ..............................        $ 13,554           $ 12,991       $  14,070
Balance outstanding at end of period ............        $ 13,554           $ 11,897       $  12,164
Weighted average rate during the period .........            4.39%              4.28%           4.42%
Weighted average rate at end of period ..........            4.46%              4.30%           4.29%

Capital and Liquidity
     The Company and the Bank actively monitor their compliance with regulatory capital requirements. The elements of capital adequacy standards include strict definitions of core capital and total assets, which include off-balance sheet items such as commitments to extend credit. Under the risk-based capital method of capital measurement, the ratio computed is dependent on the amount and composition of assets recorded on the balance sheet and the amount and composition of off-balance sheet items, in addition to the level of capital. Shareholders' equity was $11.5 million at March 31, 1998 or 6.55% of total assets compared to $11 million or 6.14% of total assets at December 31, 1997. At March 31, 1998, the Tier 1 leverage ratio was 6.38%, the Tier 1 risk-based capital ratio was 10.25% and the total risk-based capital ratio was 11.78%, all in excess of regulatory guidelines for a "well capitalized" financial institution.

     Liquidity defines the ability of the Company and the Bank to generate funds to support asset growth, meet deposit withdrawals and other funds reductions. The Bank's liquidity needs are met primarily by Federal Funds sold, short-term investments, deposits and the generally predictable cash (primarily loan amortization and prepayments) from the Bank's assets. The Bank also has the ability to borrow from the FHLB and correspondent banks to supplement its liquidity needs. The Company's liquidity needs and funding are provided through cash dividends and tax payments from the Bank. The Company has agreed not to increase its borrowings without approval from the Federal Reserve.


Accounting and Financial Reporting Issues
     In 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities to be expensed as incurred. The SOP is effective for years beginning after December 15, 1998. Adoption of the SOP is expected to have no effect on net income for 1999.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for years beginning after December 31, 1997. This statement requires a company to disclose certain income statement and balance sheet information by operating segment. Since the Company's operations include only its banking activities, no additional disclosure standards will be imposed on the Company.


Year 2000 Risk Assessment and Action Plan
     It is anticipated that many computer applications will not operate as intended beyond the year 1999 without modifications. This is due to the practice of using only two digits instead of four digits to identify a year in the date field, for example: "97" instead of "1997." On January 1, 2000, it is possible that some systems with time sensitive software programs will recognize the year as "00" and incorrectly interpret it as "1900."

     The Federal Reserve Board has identified six risk categories of particular concern to financial institutions. Of these six, emphasis is given to the areas of operational risk, legal risk, and reputation risk. The Company has adopted a plan to minimize the Year 2000 risk. The plan includes the formation of a Year 2000 Committee, which has been formed and charged with implementing a five phase plan of awareness, assessment, renovation, validation and implementation for all systems and equipment used in the day to day operations of the Company and the Bank. The timeline for the Committee calls for completion of the awareness, assessment and renovation phases by December 31, 1998; testing and validation should be in process by that time as well.

     Most of the data processing for the Company and the Bank is outsourced pursuant to an agreement with M&I Data Services, a Division of Marshall & Ilsley Corporation ("M&I Data"), a provider of data processing services to the banking industry. In addition, item processing by the Company and the Bank is performed by Financial Institution Services Corporation ("FISC"), a provider of item processing to numerous Maine financial institutions. The Northern Trust Company also processes data for the Bank's Trust and Investment Services Department. M&I Data, FISC and the Northern Trust Company have each informed the Company that each is implementing changes to accommodate systems for the Year 2000. Although the Company will continue to monitor the progress of M&I Data, the Northern Trust Company and FISC in addressing Year 2000 compliance issues, there can be no assurance that these companies will be successful in addressing such issues. Therefore, the potential liabilities and costs associated with Year 2000 compliance cannot be estimated with certainty at this time.

     Regardless of the Company's systems, there can be no assurance that the Company will not be adversely affected by the failure of others to become Year 2000 compliant. Such risks may include potential losses related to loans made to third parties whose businesses are adversely affected by the Year 2000 issue, the contamination or inaccuracy of data provided by non-Year 2000 compliant third parties and business disruption caused by the failure of service providers, such as security and data processing companies, to become Year 2000 compliant. Because of these uncertainties, there can be no assurance that the Year 2000 issue will not have a material financial impact in any future period. See "Risk Factors -- Year 2000 Compliance"


Impact of Inflation and Changing Prices
     The financial statements and related financial data concerning the Company presented in this Prospectus have been prepared in accordance with generally accepted accounting principles, with the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

                                   BUSINESS


Organization and Operations


     The Company
     The Company, a Maine corporation organized in 1992, is a registered bank holding company under the BHCA and is headquartered in Bangor, Maine. In October 1992, the Company became the bank holding company for the Bank and holds 100% of the outstanding Bank stock. The Company, through its ownership of the Bank, is engaged in a general commercial and retail banking business, along with trust and investment services.

     The Company is an entity legally separate and distinct from the Bank. The only sources of the Company's income and cash flow are any dividends paid on the Bank Stock, tax benefits received by the Company and earnings from amounts deposited by the Company in interest bearing accounts or investments. The payment of dividends by the Bank, the payment of dividends by the Company and many other aspects of the operations of the Company and the Bank are subject to regulation and control by various regulatory agencies.


     Merrill Merchants Bank
     The Bank was established in 1992 to purchase certain assets and assume certain liabilities of certain branch banking offices formerly held by a large out-of-state bank. The Bank is headquartered in Bangor, Maine, which is located 76 miles north of Augusta, Maine, the State Capital. Presently, the Bank maintains seven Branch Banks in five area communities. The three Bangor offices provide citywide convenience and are complemented by: (i) an office in Brewer, Bangor's sister city located on the eastern shore of the Penobscot River; (ii) a branch in Orono, home of the University of Maine, the State's flagship campus; (iii) a branch in Pittsfield, a small rural town of 4,000 people located about 30 miles southwest of Bangor; and (iv) a new supermarket branch in Newport, a small town neighboring Pittsfield, located at the juncture of Interstate 95 and Route 2 approximately 25 miles southwest of Bangor. In addition to the Branch Banks, the Bank has seven ATM locations in its primary market area.

     From its seven banking office locations, the Bank conducts a general commercial and retail banking business which includes the acceptance of deposits from the general public and the application of those funds to the origination of a variety of commercial loans, commercial and residential real estate loans, and consumer loans. The Bank also provides trust and investment services. As of March 31, 1998, the Company had total assets of $175.8 million, loans net of allowances of $118 million, total deposits of $140.4 million and shareholders' equity of $11.5 million. Unless the context otherwise requires, references herein to the Company shall include the Company and the Bank, on a consolidated basis after October, 1992.

     The Bank's loan portfolio has grown over the last two years, while non performing loans as a percentage of total loans were at .20% and .15% at March 31, 1998 and December 31, 1997, respectively, both percentages being below the Bank's national peer group average of .68%. The Bank has also established a Trust and Investment Services Department, which has grown since inception in April 1994 to $98.5 million in assets as of March 31, 1998. The Bank offers its customers the option of conducting many of their banking transactions via an automated telephone banking system and through the use of the customer's personal computer.

     The Bank's income is derived principally from interest and fees earned in connection with its lending activities, interest and dividends on investment securities, short-term investments, and other services. Its main expenses are the interest paid on deposits and operating expenses. The Bank's deposits are insured up to the applicable limits by the FDIC.


     History
     Merrill Merchants Bank was established in 1992 by a group of area business people who recognized the need for a community bank in the Greater Bangor area. Acquisitions and consolidations within the banking industry over the preceding 15 years had resulted in two very large out of state banks, a large Maine-based stock savings bank, and a local, well established mutual savings bank, all competing for market share in the Greater Bangor area. Management believed that changes in management, the loss of local boards of directors, and the loss of local decision-making had resulted in increased customer dissatisfaction and limited local banking options.

     When one of the large out of state banks was forced by banking regulators to divest certain assets and liabilities in the Bangor market, the organizers of Merrill Merchants Bank set a plan in motion to form a community bank. The Bank drew its management team from among the ranks of local bankers formerly associated with The Merrill

Trust Company and Merchants National Bank. These individuals had significant banking experience, and shared a common vision with investors who wanted to offer local decision-making and personal banking services. After acquiring the divested assets and related liabilities, the Bank opened for business offering consumer and commercial banking services on October 19, 1992.


Community Banking Strategy
     The Bank was formed by a group of local business people who after observing a series of large bank acquisitions in the region, believed that the remaining banks were no longer servicing the needs of the Bangor and central Maine area. To fill this need, the Bank has worked to position itself as a service-oriented community bank. The Bank is staffed by experienced management personnel, most of whom reside in the area and who know the Bank's customers and are able to provide personalized service for these customers. This strategy has been deliberately developed and implemented at a time when consolidation within the industry has resulted in an increasing depersonalization among the larger institutions. The Bank has focused on fostering banking relationships with customers which include multiple financial services that range from basic checking to investment management accounts.

     As part of this strategy, each of the Company and the Bank has attracted local business people to serve on its Board of Directors, each of whom actively promote the Bank in the community. In addition, the Company has obtained additional investments in and support for the Bank from local investors, in an effort to broaden the community's awareness of the Bank and attract new business. By continuing to follow the original goal to have a consumer service oriented, locally based bank, the Bank has experienced growth since its inception. Management intends to continue the Bank's community banking strategy while at the same time attempting to increase its market share.

     The Bank is active in small business lending and has earned the designation "Preferred Lender" by the Small Business Administration. The Bank is the only community bank in the State to have been awarded this distinction. The Bank is also active in residential mortgage lending, and a number of products, including government insured loan programs, are available to meet the demands of both the consumer and the commercial market. The Company's affiliations with M&I Data and FISC have enabled the Bank to deliver high technology products such as banking by personal computer and check imaging while maintaining a local, friendly flavor in its Branch Banks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Risk Assessment and Action Plan." This same strategy has been implemented by the Trust and Investment Services Department which is also serving many clients who appreciate the personal attention and custom service provided locally and the depository custody services and investment advisory services provided by the Bank through its affiliation with The Northern Trust Company, which supports those activities.


Market Area
     The Bank's primary market area, Greater Bangor, is at the center of commercial activity for the northeastern and central region of the State of Maine. Nearly 100,000 people live in the Bank's primary market area. The Bank is part of a strategic link to Canada as Bangor is the closest U.S. metropolitan area to Eastern Quebec and the Canadian Maritime Provinces. Many regional and national companies site their operations in the Bangor area. Services, trades, manufacturing, and government are the four largest categories of employment in the metropolitan Bangor region. Bangor is also a healthcare center for central, eastern and northern Maine. The City is a regional financial center and is also serviced by several statewide and regional accounting firms, law firms, insurance companies and security and investment firms. Bangor is also a hub for government services, with many local, State and Federal offices located within the City. Bangor is accessible by multiple exits from Interstate 95, a major interstate highway which transits the Eastern Seaboard of the United States. Major routes to all regions of the State bisect Bangor from various directions. Bangor International Airport provides domestic and international passenger and cargo service for a significant portion of the State. The Bank has targeted this same area as its focus for possible expansion of the franchise. Any such expansion would occur with carefully selected de novo branching or taking advantage of opportunities created as the large regional banks consolidate and sell or close branches.

Lending Activities
     The Bank has experienced loan growth since it was established in October 1992. One of the primary factors has been an experienced local lending group. Many commercial lending relationships have been developed by the Bank as a result of long standing business associations over many years. Many of the Bank's officers have held lending positions with Bangor area banks for in excess of fifteen years. Management believes that these relationships have been not only instrumental in loan growth but in developing quality customers.

     The Company strives to provide a full range of financial products and services to small and medium-sized businesses and consumers. The Bank has an established Officer Loan Committee which meets weekly to review and approve credits and a Director Loan Committee which meets monthly, or as necessary, to approve credits in excess of $250,000. The Bank's loan mix is subject to the discretion of its Board of Directors and the demands of the local marketplace. Management has established relationships with local area legal and accounting professionals to cultivate referrals by hosting informational meetings at the Bank. Asset quality is a top priority for the Bank and a significant consideration in business development efforts.


     Commercial and Commercial Real Estate Lending

     Loans in this category principally include loans to service, retail, medical, wholesale and light manufacturing businesses. Commercial loans are made based on the management, financial strength and repayment ability of the borrower. As of March 31, 1998, commercial and commercial real estate loans represented the largest class of loans at $63.3 million or 53% of total loans. See "Risk Factors -- Impact on Bank's Loan Portfolio Due to Changes in Real Estate Values." The Bank participates in government guaranteed lending including programs with FAME and RD, and as of March 31, 1998, had originated the second highest number of SBA loans in the State of Maine for their current fiscal year. The Bank was recognized by the Coleman Report as being one of the top 500 SBA 7(a) lenders in the country for 1997. The Bank is the only community bank in the state to have been awarded designation as a Preferred Lender by the SBA.


     The Bank's commercial real estate loans are ordinarily made at variable rates of interest, and amortized up to fifteen years, although some loans are originated for terms of five years or less at fixed rates of interest. A broad range of short-to-medium term commercial loans, both collateralized and uncollateralized are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisition and development of real estate and improvements) and the purchase of equipment and machinery. The purpose of a particular loan generally determines its structure. The commercial real estate loans are secured by a variety of properties, including buildings occupied by small-to-medium sized businesses, apartment complexes and non-owner/user office and retail business.

     The Bank's commercial loans primarily are underwritten in the Bank's primary market area on the basis of the borrowers' ability to service such debt from income. Many of these loans involve lines of credit written at variable rates of interest on a demand basis or for terms not exceeding one year, while others are written on a term basis typically for up to five years, generally at variable rates of interest. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment or other chattel although such loans may also be made on an uncollateralized basis. Collateralized working capital loans are primarily collateralized by short term assets whereas term loans are primarily collateralized by long term assets. As additional security for commercial loans, the Bank normally requires the personal guarantee of the principals and may require financial performance covenants.

     Commercial loans generally present a higher level of risk than one to four family residences due to the concentration of principal in a limited number of loans and borrowers, the effect of general economic considerations in commercial properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, the repayment of loans secured by commercial real estate is typically dependent on the successful operation of the related business activities.


     Residential Mortgage Lending
     The Bank endeavors to meet the needs of its individual customers by making residential mortgage loans. Residential loans include the origination of conventional mortgages, residential lot loans and residential acquisition, development and construction loans for the purchase of construction of single-family housing or lots. The Bank offers fixed and adjustable rate mortgages ("ARMs"). With these loans, the real estate normally constitutes the primary collateral.

     Loans in this category include both portfolio loans which are held by the Bank until maturity and loans which are sold on the secondary market. In the case of secondary market loans, all servicing rights are retained by the Bank which maintains the service connection to the customer. The Bank participates in government guaranteed programs and has also helped coordinate several innovative programs including a partnership with Penquis Community Action Program in their "Own Me" program which assists low income women in the purchase of a home, and housing workshops for the hearing impaired.


     As of March 31, 1998, residential loans accounted for a total of $27 million representing 22% of total loans. See "Risk Factors -- Impact on Bank's Loan Portfolio Due to Changes in Real Estate Values." The Bank's secondary market servicing portfolio stands at $40 million.


     The Bank offers one-year ARMs with rate adjustments tied to the weekly average rate of U.S. Treasury securities adjusted to a constant one-year maturity with specified minimum and maximum interest rate adjustments. The interest rates on a majority of these mortgages are adjusted yearly with limitations on upward adjustments of 2% per adjustment period and 6% over the life of the loan. The Bank generally charges a higher interest rate if the property is not owner-occupied. It has been the Bank's experience that the proportion of fixed-rate and adjustable-rate loan originations depends in large part on the level of interest rates. As interest rates fall, there is generally a reduced demand for ARMs and, as interest rates rise, there is generally an increased demand for ARMs.

     Fixed and adjustable rate mortgage loans collateralized by single family residential real estate generally have been originated in amounts of no more than 80% of appraised value. The Bank may, however, lend up to 95% of the value of the property collateralizing the loan. In the case of certain mortgage loans, the Bank will procure private mortgage insurance to reduce credit risk. The Bank in most cases requires title, fire and extended casualty insurance to be obtained by the borrower, and, where required by applicable regulations, flood insurance. The Bank maintains its own errors and omissions insurance policy to protect against loss in the event of failure of a mortgagor to pay premiums on fire and other hazard insurance policies. Although the contractual loan payment period for single family residential real estate loans is generally for a 15 to 30 year period, such loans often remain outstanding for significantly shorter periods than their contractual terms. The Bank charges no penalty for prepayment of mortgage loans. Mortgage loans originated by the Bank customarily include a "due on sale" clause giving the Bank the right to declare a loan immediately due and payable in the event, among other matters, that the borrower sells or otherwise disposes of the real property subject to a mortgage. In general, the Bank enforces due on sale clauses.

     Home Equity Lending
     The Bank originates home equity loans on a fixed and variable interest rate basis. At March 31, 1998, fixed rate loans totaled $10 million and variable rate loans amounted to $9.7 million. Fixed rate loans are for terms of 5 to 10 years with monthly amortization required and interest rates ranging from 8.5% to 12.5%. Interest rates on variable rate loans are 1.50% to 2.00% over the prime interest rate. These home equity loans are generally secured by a second mortgage on the principal residential property.

     Consumer and Other Lending Activities
     Consumer loans made by the Bank have included home improvement, automobile, boat and recreation vehicle loans, credit cards and overdraft protection accounts. The Bank's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes. A majority of these loans are for terms of less than 60 months and although generally collateralized by liens on various personal assets of the borrower may be made uncollateralized. Consumer loans are made at fixed and variable interest rates.

     Consumer loans are attractive to the Bank because they typically have a shorter term and carry higher interest rates than that charged on other types of loans. Consumer loans, however, do pose additional risks of collectability when compared to traditional types of loans granted by commercial banks such as residential mortgage loans. In many instances, the Bank is required to rely on the borrower's ability to repay since the collateral may be of reduced value at the time of collection. Accordingly, the initial determination of the borrower's ability to repay is of primary importance in the underwriting of consumer loans.

     Consumer loans totaled approximately $7.2 million and represented 6% of the Bank's loan portfolio at March 31, 1998. Such loans bear interest at fixed rates ranging from 5.5% to 18%.


M&M Joint Venture
     In 1996, the Bank and MSB Leasing, Inc. (a subsidiary of Machias Savings Bank, a state chartered mutual savings bank) formed M&M Consulting Limited Liability Company ("M&M"), a jointly owned subsidiary. M&M was established to provide a review of various internal bank risk control functions. M&M, which has a former FDIC examiner as one of its principals, provides the Bank, Machias Savings Bank and approximately 17 other financial institutions in Maine access to experienced individuals who are highly trained in loan review, regulatory compliance, training and internal auditing in a cost-efficient and timely manner.



Loan From Marshall & Ilsley Bank

     In October 1992, the Company obtained the M&I Loan from M&I Bank. As of March 31, 1998, the principal amount outstanding thereunder was approximately $2.7 million. The Company has the option of selecting one of the following annual interest rates every six months: (i) Prime Rate, (ii) the six-month Treasury Rate plus 1.75% or (iii) LIBOR plus 1.5%. Interest payments on the unpaid principal are due quarterly. The Company pledged all of the Bank Stock as collateral for the M&I Loan. See "Risk Factors -- Risk of Foreclosure on Bank Stock by Marshall and Ilsley Bank."


     The M&I Loan documentation imposes significant restrictions on the operations of the Company and the Bank. The Company may not engage in the following actions without the written approval of M&I Bank:

   [bullet] pay the principal of its Debentures (M&I Bank has also reserved the right to prohibit interest payments on the Debentures);

   [bullet] repurchase or redeem any of its Common Stock from its directors, executives or other control group members;

   [bullet] incur additional debt;

   [bullet] make a guarantee or incur contingent liabilities;

   [bullet] execute a merger or acquisition or a transfer of substantially all of the assets of the Company or the Bank; or

   [bullet] sell the Bank (or any interest therein) or acquire any banks or other subsidiaries.


Economic Environment

 General
     The monetary policies of regulatory authorities, including the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiary banks, including the Company and the Bank. The Federal Reserve Board regulates the national supply of bank credit. Among the means available to the Federal Reserve Board to regulate such supply are open market operations in U.S. government securities, changes in the discount rate on depository institution borrowings and changes in reserve requirements against depository institution deposits. These means are used in varying combinations to influence growth and the distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

     Effect of Regional Economies
     Every bank is affected by general economic conditions beyond its control, such as inflation, recession, unemployment and other factors. A depressed economy in the early 1990's in the United States, and in the northeastern United States in particular, caused financial hardship in the region in which the Bank's branches operate. However, this same region has achieved modest growth over the past four years as part of the general recovery of the whole Northeast region from its recession. In addition, the Company believes that property values in the Bank's market area have generally been more stable than in southern Maine and the New England states as a whole. Should an unfavorable trend in real estate values reappear, the Company believes that the Bank's loan portfolio should be sufficiently mature to provide adequate loan to value margins and cash flow coverage. The Company and the Bank endeavor to service the Bank's customers in a prudent and sound manner in light of regional and national economic conditions. See "Risk Factors -- Dependence on Economic Conditions."



Competition

     The financial services landscape has changed considerably over the past five years in the Bank's primary market area, Greater Bangor. Two large out of state banks have continued to experience local change as a result of mergers and acquisitions at the regional and national level. The State's largest Maine-based bank, with a strong presence in the local market, has also experienced considerable change as it has acquired greater market share through acquisitions in-state and out-of-state. A large locally-based bank has recently announced plans to expand its line of financial services and to acquire an extensive branch network beyond the local market. Credit unions have continued to expand their membership and the scope of banking services offered. Non-banking entities such as brokerage houses, mortgage companies and insurance companies are offering very competitive products. Many of these entities and institutions have resources substantially greater than those available to the Bank and are not subject to the same regulatory restrictions as the Company and the Bank. Interstate banking also could intensify competition if out of state institutions increasingly take advantage of recent legislation liberalizing interstate banking and branching opportunities in Maine. See "Risk Factors -- Risks Related to Competition."



     Competitive Strategy
     The Bank's primary geographic market area is Northeastern and Central Maine. In recent years, due to more liberal interstate banking laws, this area has seen an increase in acquisitions of locally-owned Maine-based banks, including Maine-based banks in the Bank's primary market area, by non-local entities. It has been the observation of the Company's management that these acquisitions often result in customer dissatisfaction as the decision-making on loans, marketing, and other aspects of the acquired banks' businesses are shifted from local bank management possessing independent decision-making power to management operating under policies and guidelines from corporate headquarters in other states. The Company believes that this shift often results in delayed decision-making by management which is not familiar with the needs of the acquired bank's customers or the communities they serve. Individuals and small businesses are particularly sensitive to these changes since they may not fit the product parameters established by the larger banks.

     Thus, the Company believes that there will continue to be a need for a bank in the Bank's primary market area with local management having decision-making power and emphasizing loans to small and medium-sized businesses and to individuals. The Bank has concentrated on extending business loans to such customers in the Bank's primary market area and to extending trust services to clients with accounts of all sizes. The Bank's management also makes decisions based upon, among other things, the knowledge of the Bank's employees regarding the communities and customers in the Bank's primary market area. The individuals employed by the Bank, to a large extent, reside near the Branch Banks and thus are generally familiar with the Branch Banks' communities and customers, which is important in local decision-making and allows the Bank to respond to customer questions and concerns on a timely basis and fosters quality customer service.

     The Trust and Investment Services Department of the Bank has taken advantage of opportunities created as the larger banks have altered their personal service commitment to clients not meeting established account criteria. The Bank is able to offer a comprehensive array of trust and investments services to individuals, businesses, non-profit and municipalities of varying assets size and to provide the highest level of personal service. The staff includes attorneys as well as investment and employee benefits professionals with trust and banking experience.


     The Bank has worked and will continue to work to position itself to be competitive in its market area. The Bank's ability to make decisions close to the marketplace, management's commitment to providing quality banking products, the caliber of the professional staff, and the community involvement of the Bank's employees are all factors affecting the Bank's ability to be competitive. If the Company and the Bank are unable to compete successfully, however, the business and operations could be adversely affected. See "Risk Factors -- Risks Related to Competition."



Employees
     As of March 31, 1998, the Bank had a total of 86 full-time equivalent employees. None of the employees of the Bank are covered by a collective bargaining agreement. The Bank believes that its employee relations are good and has undertaken several programs to ensure staff development, including education programs at various schools of banking. Other options available to employees include tuition reimbursement for college and graduate school programs, a college scholarship program for the children of employees and a variety of programs designed to promote good health and overall well being.


     The Bank believes that stock ownership by employees is important in focusing the attention of employees on the enhancement of shareholder value. In the past, the Company granted options under the Company's stock option plan to purchase a total of 451,350 shares of Common Stock (adjusted to reflect the 9:1 Stock Split, the 3% stock dividend, the 5% stock dividend and the 5% stock dividend in 1996, 1997 and 1998, respectively) to its officers and branch managers. In January of 1998, the Company granted options under the Company's stock option plan to certain of the Company's executive officers at an exercise price of $6.77 per share (adjusted to reflect the 9:1

Stock Split and the 5% stock dividend in 1998). On March 31, 1998, the Company granted options under the Company's stock option plan to all Bank employees (excluding officers and branch managers) at an exercise price of $6.87 per share (adjusted to reflect the 9:1 Stock Split). For employees who had achieved two (2) years of employment with the Bank by March 1, 1998, these options vest on March 2, 1999 and may not be exercised after May 26, 2003. For the remaining employees, the options vest on March 2, 2000 and may not be exercised after May 26, 2003. Each employee received an option to purchase 900 shares, for a total of 55,800 shares, each adjusted to reflect the 9:1 Stock Split.


     All of these grants complement the 401(k) Plan which was instituted in 1994. See "Management -- Stock Option Plan."


Bank Premises
     Over the past five and a half years, the Company has made improvements to or relocated from nearly all of the properties it acquired in connection with the Bank's formation. The most significant project being the 1997 two-story expansion and renovation of its headquarters building at 201 Main Street. This increased the size of the structure from 8,000 to a total of 17,000 square feet, and includes a large branch, commercial, trust and administrative offices as well as a board room and two conference rooms. The property is located at the gateway to downtown Bangor and the enhancements to the site have significantly improved the area. The site suits the Company's present needs and further expansion is available on the premises if the needs of the Company change in the future.

 992 Union Street Branch, Bangor
     The Bank's most recent project, completed in late 1997, was the relocation of this office from a small, outdated facility at 559 Union Street to a new branch at the Airport Plaza Mall located at 992 Union Street. This branch includes a spacious lobby, three comfortable offices, a conference room and kitchen. Adequate parking and convenient access to the multi-lane drive up and ATM are added benefits.

 920 Stillwater Avenue, Bangor
     In 1994, the Bank relocated from an office within the Bangor Mall to a spacious facility located in the CrossRoads Plaza. This office includes the branch and the Residential Mortgage Department and its operational staff. This location features a multi-lane drive up and ATM and provides service to another ATM located inside the Bangor Mall.

 366 Wilson Street, Brewer
     In 1995, the Company sold the original Brewer branch building on North Main Street and relocated to the present location. This is a leased facility which had been recently renovated by another bank. It features a multi-lane drive-up and ATM and is conveniently located at the center of the Brewer business district.

 69 Main Street, Orono
     The Orono branch is also located near the center of town on the first floor of a former bank building. The Company assumed this lease in 1992 and has made some cosmetic improvements to the facility since that time. In 1998 an ATM was installed at the site to complement the existing drive-up services.

 27 Main Street, Pittsfield
     The Pittsfield branch, which was acquired by the Bank as part of the start-up, is a historic two story Main Street building with approximately 12,600 square feet of space.

     Newport Plaza, Newport
     In 1997, the Company opened its first branch in a locally owned supermarket in Newport. This facility is unlike most supermarket banks in that it includes a drive-up as well as in-store tellers and loan and customer service personnel.


Legal Proceedings
     The Company and the Bank are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans and other issues incident to their business. Management does not believe that there is any proceeding threatened or pending against the Company or the Bank which, if determined adversely, would have a material effect on the business or financial position of the Company or the Bank. As of March 31, 1998, the Bank is not involved in any legal proceeding as a defendant other than as a garnishee or secured creditor.

Service Marks & Trade Names
     The Company and the Bank submitted an application to register with the Trademark Office, the Merrill "Pine Tree" symbol, both used alone and in combination with the name "Merrill Merchants Bank" on January 5, 1993. On April 29, 1993, the Trademark Office preliminarily refused registration of the application because, in the opinion of the Trademark Office, the Bank's application for federal trademark protection of the name "Merrill Merchants Bank" was confusingly similar to certain registrations. The Company chose not to appeal this decision. The Bank did, however, previously register the logo and the name "Merrill Merchants Bank" with the State of Maine, which registration was filed October 15, 1992.


     The Bank has established goodwill in its name and logo. In the event that the Bank's use of its name and logo in the State of Maine were successfully challenged, the Bank would be forced to pursue other alternatives, such as using a similar name or changing the name altogether, each of which could have a material adverse impact on the Company and the Bank. See "Risk
Factors -- Risks Related to Use of Name; Trademark."



Federal and State Taxation


     General
     The Company and the Bank file a consolidated federal income tax return on a fiscal year basis. Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the taxable year in which the distributions occur. Banks and bank holding companies are subject to federal income taxes in the same manner as other corporations. In accordance with an income tax sharing agreement, income tax charges or credits will be allocated to the Company and the Bank on the basis of their respective taxable income or loss included in the consolidated income tax return.


     Federal Income Taxation
     Although the Bank's income tax liability is determined under provisions of the Internal Revenue Code of 1986, as amended (the "Code"), which is applicable to all taxpayers or corporations, Sections 581 through 597 of the Code apply specifically to financial institutions.

     The two primary areas in which the treatment of financial institutions differ from the treatment of other corporations under the Code are in the areas of bond gains and losses and bad debt deductions. Bond gains and losses generated from the sale or exchange of portfolio instruments are generally treated for financial institutions as ordinary gains and losses as opposed to capital gains and losses for other corporations, as the Code considers bond portfolios held by banks to be inventory in a trade or business rather than capital assets. Banks are allowed a statutory method for calculating a reserve for bad debt deductions. Based on the asset size of the Bank, it is permitted to maintain a bad debt reserve calculated on an experience method, based on charge-offs for the current and preceding five years or a "grandfathered" base year reserve, if larger.


     State and Local Taxation
     The Company on a consolidated basis is subject to a separate state franchise tax in lieu of state corporate income tax. The amount of the tax is the sum of 1% of Maine net income and $.08 per $1,000 of Maine assets as defined in Maine law. Maine assets are the corporation's total end of the year assets as reported on the federal income tax return. Maine net income is the corporation's net income or loss as reported on the federal income tax return which is apportioned to Maine under Maine law.

                                  MANAGEMENT


Directors and Executive Officers
     The directors and executive officers of the Company and Bank, their ages, and positions with the Company and Bank are set forth below.



                  Name                     Age      Position with Company              Position with Bank
---------------------------------------   -----   -------------------------   -----------------------------------
William C. Bullock, Jr. ...............   61      Chairman                    Chairman
Edwin N. Clift ........................   58      Director, President,        Director, President,
                                                  Chief Executive Officer     Chief Executive Officer
John S. Bacon .........................   67      None                        Director
Sara E. Carr ..........................   56      None                        Vice President,
                                                                              Compliance Officer
Joseph H. Cyr .........................   57      Director                    Director
John R. Graham III ....................   60      None                        Director
Perry B. Hansen .......................   50      Director, Secretary         Director
Charles W. Hart .......................   57      None                        Secretary,
                                                                              Senior Vice President
Joseph P. Irish .......................   38      None                        Director
Deborah A. Jordan .....................   32      Treasurer                   Senior Vice President,
                                                                              Chief Financial Officer, Treasurer
Robert E. Knowles .....................   64      None                        Director
William P. Lucy .......................   39      None                        Senior Vice President
J. Donald Mackintosh ..................   67      None                        Director
Jane H. Madigan .......................   51      None                        Senior Vice President
Leonard E. Minsky .....................   70      Director                    Director
Norman Minsky .........................   67      Clerk                       Director, Clerk
George H. Moore, Jr. ..................   52      None                        Senior Vice President
Frederick A. Oldenburg, Jr., M.D.......   50      None                        Director
Lloyd D. Robinson .....................   62      None                        Director
Susan L. Rush .........................   41      None                        Vice President
Joseph Sewall .........................   76      Director                    None
Dennis L. Shubert, M.D. ...............   50      Director                    Director
Susan B. Singer .......................   48      Director                    Director
Lynne A. Spooner ......................   41      None                        Senior Vice President
Reginald C. Williams, Jr. .............   53      None                        Senior Vice President
Harold S. Wright ......................   74      Director                    Vice Chairman and Director

     William C. Bullock, Jr. has served as Chairman of the Company and the Bank since its inception. From 1988 to 1989, he was formerly chairman of Merrill/Norstar Bank, which was a predecessor to Fleet Bank. Prior to the merger of The Merrill Trust Company ("Merrill Bank") and Norstar Bank of Maine in 1988, he served as chairman of the board and president of Merrill Bank, Bangor, and was associated with that company in various capacities from 1969. Mr. Bullock was also an executive vice president and director of Fleet/Norstar Financial Group of Providence, Rhode Island, the holding company for Merrill/Norstar Bank, from 1986 until 1988. Before joining Merrill Bank, Mr. Bullock served in a number of officer positions for Morgan Guaranty Trust Company of New York. He is a graduate of Yale University and attended the graduate school of business at New York University. From 1987 to 1989, Mr. Bullock was a Class A director of the Federal Reserve Bank of Boston. He currently serves as a director of a number of Maine businesses including Bangor Hydro-Electric Company, Bangor, Maine and Eastern Maine Healthcare, Bangor, Maine.

     Edwin N. Clift has served as President and Chief Executive Officer of the Company and the Bank since its inception and he has been involved in organizational activities for the Company and the Bank on a full-time basis since April 1992. From 1991 to 1992, he was executive vice president of Machias Savings Bank, a mutual savings bank in Machias, Maine, where he was responsible for all functions within the bank as directed by the president and the board of directors. He has also served as senior vice president and senior divisional commercial officer at Key Bank, a publicly traded company, where he was responsible for commercial lending and business development activities. Mr. Clift began his banking career at The Merrill Trust Company where he was employed for 24 years with various titles and responsibilities including, senior vice president and senior administrative officer, responsible for the overall administration of the bank's branch system. Mr. Clift is a graduate of Strayer College in Washington, D.C. and the Williams College School of Banking, and attended the University of Maine. He was recently elected to a three year term as a Class A director of the Federal Reserve Bank of Boston. He serves as president of the Independent Community Bankers Association of Maine and is a director and second vice president of the Maine Bankers Association. Mr. Clift is chairman of the St. Joseph Healthcare Foundation board of trustees and public affairs officer for the Maine Committee for Employer Support for the Guard and Reserve. He is a past president of the Bangor Area Breakfast Rotary and has served many other economic, civic, and charitable organizations. He is also a director of Seven Islands Land Company, a privately held company that manages one million acres of certified forest in Maine.

     John S. Bacon has served as a Director of the Bank since 1996. He is President of Bacon Printing Company, a Bangor-based, family-owned printing business with which he has been associated since 1948. Mr. Bacon was previously a director of The Merrill Trust Company. He is a member of Bangor Rotary.

     Sara E. Carr has served as Vice President and Compliance Officer of the Bank since 1992. She was previously employed as the main office manager of Maine National Bank and its predecessor Merchants National Bank, where she worked for 26 years. She is a graduate of Williams College School of Banking. Ms. Carr serves on the Family Self-Sufficiency Committee of the Bangor Housing Authority.

     Joseph H. Cyr has served as a Director of the Company and the Bank since 1992. He has been the owner of John T. Cyr & Sons, Inc., Old Town, Maine, a privately held charter bus service, since 1967. Mr Cyr has been involved in that business since 1962 and became the owner in 1967. He was formerly a director of Norstar Bank in Bangor. He has been active in a number of civic and charitable organizations including: trustee of Husson College; president of the Bangor Area Chamber of Commerce; director of St. Joseph Hospital; and director of the Maine Community Foundation.

     John R. Graham III has served as a Director of the Bank since 1992. He has been the owner and operator of Automatic Distributors, a privately held wholesale distributor of recreation vehicle parts and accessories and JRG Properties, which consists of various commercial and residential rental projects, since 1967.

     Perry B. Hansen has been a Director of the Company and the Bank since 1992. He is Chairman and Chief Executive Officer of The Rock Island Bank, Rock Island, Illinois, and has held those positions since 1985. Prior to that time, he was the Chief Operating Officer and a director of Brenton First National Bank, Davenport, Iowa, which was a member of the sixteen bank Brenton Bank Holding Company.

     Charles W. Hart has served as a Senior Vice President and Head of Branch Administration of the Bank since its inception. He has been involved with the Company and the Bank since February 1992. From 1989 to 1991, he was vice president and chief financial officer of Bean & Conquest, Motor Truck & Trailer and Automotive Realty in Hermon, Maine, privately held related companies engaged in the sales and service of heavy duty trucks and accessories. From May 1984 through June 1989, he was vice president of Merrill Bank, where he was in charge of consumer loans at the Merrill Center branch. Mr Hart began his 30 year banking career with Merchants National Bank, which was a predecessor to Maine National Bank. Mr. Hart is a graduate of St. Anselm College. He is a former member of the Dedham School Board.

     Joseph P. Irish has served as a Director of the Bank since 1992. He is the owner and operator of the Troy General Store and Waldo County Oil, privately held companies located in Troy, Maine. He has been associated with those companies since 1987. Mr. Irish is a past president of Unity Rotary and a Boy Scouts of America volunteer. He formerly served as a director of Border Trust Company located in Jackman, Maine.

     Deborah A. Jordan has served as Senior Vice President and Chief Financial Officer of the Bank and Treasurer of the Company since 1993. From 1987 to 1992, she was employed as an audit manager at Arthur Andersen LLP in Boston. She is a graduate of Husson College and is a Certified Public Accountant. Ms. Jordan serves as a director of Eastern Maine Technical College Foundation and OHI (Opportunity Housing, Inc.).

     Robert E. Knowles has served as a Director of the Bank since 1992. He has been retired since 1984. From 1971 to 1984, he was the owner and president of Maine X-Ray Equipment, Pittsfield, Maine, one of the largest distributors of X-ray film and chemicals in New England. Mr. Knowles is a member of the Unity Rotary.

     William P. Lucy has served as Senior Vice President and Senior Loan Officer of the Bank since 1992. Mr. Lucy began his banking career at Merrill Trust Company in 1981, and he has both commercial lending and branch administration experience. He is a graduate of the University of Maine and Williams College School of Banking. Mr. Lucy is incoming president of the board of the Y.M.C.A., a member of the pension committee of St. Joseph Healthcare Foundation, on the board of New Hope Hospice, and the Action Committee of 50, as well as an advisory board member for Beal College.

     J. Donald Mackintosh has served as a Director of the Bank since 1992. He is retired from the automobile industry where he worked for over 40 years, most recently as the owner, president and general manager of Dow Motors, Inc., a privately held automobile dealership in Ellsworth, Maine. Mr. Macintosh is a graduate of General Motors Institute where he received a B.A. degree. He is currently a member of the Aircraft Owners and Pilots Association.

     Jane H. Madigan has served as Senior Vice President and Director of Marketing and Human Resources for the Bank since 1992. She is a former educator who began her banking career at Merrill Bank in 1986. She is a graduate of Manhattanville College, has a master's degree from the University of Maine, and is a graduate of the ABA School of Bank Marketing. She is a director of the New England School of Banking, the Maine Human Resource Management Association, a member of Bangor Rotary, a member of the steering committee of Bangor Region Leadership, a former board member of the United Way of Eastern Maine, and former president of the Abnaki Girl Scout Council.

     Leonard E. Minsky has served as a Director of the Company and the Bank since 1992. He is the retired president of Superior Paper Products, Inc., a wholesale distributor of institutional and commercial paper and maintenance products, with which he was associated for 42 years. Mr. Minsky is a graduate of the University of Maine and is a former director of Northeast Bank of Bangor. He is active in a number of community organizations including: member of the Board of Visitors for the University of Maine; chairman of the President's Council for University Development; chairman of the University of Maine Patrons of the Arts, a director of Acadia Hospital, and a director of the Maine Community Foundation. He and Norman Minsky are brothers.

     Norman Minsky has been a Clerk of the Company and Director and Clerk of the Bank since 1992. He was admitted to the Maine Bar in 1953 and is now of counsel to the law firm of Gross, Minsky, Mogul & Singal, Bangor, Maine, with which he was previously senior partner. Gross, Minsky, Mogul & Singal, P.A. serves as general counsel to the Company and the Bank. Mr. Minsky received his undergraduate and law degrees from Boston University. He has been active in a number of charitable and professional organizations including: president of the board of trustees of the Bangor Public Library; and president of the board of the Bangor Symphony Orchestra. He and Leonard Minsky are brothers.

     George H. Moore, Jr. serves as Senior Vice President and Senior Trust and Investment Officer for the Bank. Mr. Moore, who has sixteen years of financial planning, investment management and administrative experience, joined the Bank in 1993 to organize the department. From 1992 to 1993, Mr. Moore served as Trust and Investment Services Officer for Union Trust Company of Ellsworth, Maine. Mr. Moore's other trust and investment banking experience includes several years with The Merrill Trust Company. Mr. Moore is a graduate of the University of Maine and the ABA's National Trust School. He serves on the Planned Giving Committee of St. Joseph Healthcare; was a steering committee member for the Heroes Breakfast, Pine Tree Chapter/American Red Cross; and is a past board member of the Good Samaritan Agency.

     Frederick A. Oldenburg, Jr., M.D. has served as a Director of the Bank since 1996. Since 1973, he has been a practicing physician, and since 1993, President and part owner of Penobscot Respiratory and also Director of Respiratory Care at St. Joseph Hospital in Bangor. He is a graduate of Dartmouth College and Case Western Reserve

University Medical School. Dr. Oldenburg is president of the National Association for the Medical Direction of Respiratory Care.

     Lloyd D. Robinson has served as a Director of the Bank since 1992. He has been retired since 1985. From 1977 to 1985, he was the owner/operator of McKay's R.V. Center, a privately held recreational equipment business. He also has investments in real estate in the Bangor area. Mr. Robinson is a U.S. Air Force veteran.

     Susan L. Rush has served as Vice President of the Bank since 1992. Formerly the internal auditor of the Bank, she has served as Systems Administrator for the Bank since 1997. She has 18 years of banking experience beginning at The Merrill Trust Company and including various responsibilities in the areas of commercial loan, branch management and internal audit. Ms. Rush is a graduate of the University of Maine and the Cannon Bank Audit School.

     Joseph Sewall has served as a Director of the Company since 1992 and also served as a Director of the Bank from 1992 to 1996. He is Chairman of James W. Sewall Company, a forest management, surveying and aerial mapping company with which he has been associated since 1945. He is a graduate of Bowdoin College. Mr. Sewall served five terms as president of the Maine Senate. He is a former director of Merchants National Bank and Merrill Bancshares, Inc. Mr. Sewall serves as a trustee of the Maine Maritime Academy.

     Dennis L. Shubert, M.D. has served as a Director of the Company since May 1998 and a Director of the Bank since 1992. He is a neurosurgeon and President of Maine Neurosurgery of Bangor and Portland Maine. Dr. Shubert is a Bangor native who graduated from Tufts University, received an M.D. from George Washington University and a Ph.D. from the University of Minnesota. Dr. Shubert has been active in a number of professional organizations including: president of the Penobscot County Medical Association and president of the Maine Neurosurgical Society.

     Susan B. Singer has served as a Director of the Company since May 1998 and as a Director of the Bank since 1992. She presently serves as Comptroller and Vice President of Maine Trailer, a family-owned sales, rental and leasing company located in Bangor, with which she has been associated for 18 years. Ms. Singer is a current member of Congregational Beth Israel and a past board member and treasurer. She serves on the board of directors of Eastern Maine Medical Center Auxiliary. She was recently elected to the Y.W.C.A. board of directors.

     Lynne A. Spooner has served as Senior Vice President and Head of the Residential Mortgage Department of the Bank since 1992. Ms. Spooner began her banking career at Savings and Loan Association of Bangor in 1977 and brings nearly 21 years of banking experience to her position. She is a graduate of Eastern Maine Technical College. Ms. Spooner serves as first vice president of St. Joseph Hospital Auxiliary, vice president of the board of the Warren Center for Communication & Learning, on the loan review board of Penquis Community Action Program, and is a member of the Zonta Club in Bangor.

     Reginald C. Williams, Jr. has served as a Senior Vice President and Head of Operations for the Bank since 1992. Mr. Williams began his banking career at The Merrill Trust Company in 1968 and has experience in bank operations and branch management. He is a graduate of the University of Maine, where he also earned an M.B.A., and he is a graduate of the New England School of Banking. He is actively involved with his church and the Penobscot/Piscataquis Jail Ministry.

     Harold S. Wright has served as a Director of the Company and Director and Vice Chairman of the Bank since 1992. He retired as executive vice president of The Merrill Trust Company in 1987 after a 35 year banking career. He is a former Potentate of Anah Temple Shrine, and has served as a director of a number of privately held Maine companies, including Sawyer Management Co., Sherman Lumber Company and Ward Log Homes.


Classes of Directors
     As of May 7, 1998, the Board of Directors of the Company is divided into three classes, each of whose members serves for a staggered three-year term. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of shareholders in the year in which such term expires.

Executive Officers
     Each of the executive officers of the Company is elected by the Board of Directors on an annual basis and serves until the next annual meeting of the Board of Directors or until his or her successor has been duly elected and qualified.


Board Committees
     The Bank has maintained an audit committee since October 1992. The functions of the Bank's audit committee were shifted to the Company's audit committee of its Board of Directors (the "Audit Committee") upon the formation of the Audit Committee in June 1998. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the accounting practices of the Company.


     The Compensation Committee of the Company's Board of Directors (the "Compensation Committee") was established in October 1992 and determines the salaries and incentive compensation of the officers of the Bank and provides recommendations for the salaries and incentive compensation of the other employees and the consultants of the Bank. The Compensation Committee also administers the Company's various incentive compensation, stock and benefit plans.


Compensation Committee Interlocks and Insider Participation
     The Company's Compensation Committee consists of Messrs. L. Minsky, Cyr and Hansen, Dr. Shubert and Ms. Singer, none of whom has been an officer or employee of the Company or the Bank at any time since the Company's inception. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Mr. Clift, the Company's Chief Executive Officer, participated in all such discussions and decisions concerning the compensation of executive officers of the Company, except that Mr. Clift was excluded from discussions regarding his own compensation.


Director Compensation
     Non-employee directors of the Company and the Bank receive $100 per month for their attendance at monthly and any special meetings of the Board of Directors. Non-employee committee members also receive $50 for each committee meeting that is not held on the same day as the Board of Directors meetings. In lieu of increasing director fees payable to non-employee directors, the Company has granted stock options under the Company's Stock Option Plan to such non-employee directors as follows (in each case after giving effect to the 9:1 Stock Split but without giving effect to the issuance of stock dividends): In 1993, the Company granted each non-employee director an option to purchase 1,800 shares of Common Stock (except that Perry Hansen received an option for the purchase of 9,000 shares of Common Stock in recognition of additional services) at an exercise price of $5.22 per share; in 1995, the Company granted each non-employee director an option to purchase 900 shares of Common Stock at an exercise price of $6.05 per share; and in 1997, the Company granted each non-employee director an option to purchase 1,800 shares of Common Stock, at an exercise price of $6.59 per share. The Company may grant additional stock options in the future in lieu of an increase in the payment of director fees.


     Director Deferred Compensation Plan
     The Company has established a deferred compensation plan ("Director Plan") for non-employee directors of the Company and Bank. A participating director may defer up to 100% of his or her monthly board and committee fees. Amounts deferred earn interest at the one year treasury rate. At retirement, termination or death, the benefit under the Director Plan is payable in a lump sum distribution.

Executive Compensation
     The following table sets forth as of December 31, 1997, all cash compensation paid during the Bank's last three fiscal years to the chief executive officer who was the only executive officer whose aggregate cash compensation exceeded $100,000 per year.


                                                                        Long Term         All Other
                                                                      Compensation       Compensation
                                                                         Awards              ($)
                                                                     --------------   -----------------
                                                                       Securities
           Name and                                                    Underlying         All Other
      Principal Position          Year       Salary        Bonus       Options (2)     Compensation (3)
------------------------------   ------   -----------   ----------   --------------   -----------------
Edwin N. Clift (1) ...........   1997     $110,000      $20,000          --               $1,279
 President and Chief Executive   1996      105,000       15,000          --                 --
 Officer                         1995       95,000       10,000        10,755               --

----------
(1) No other officer of the Company or the Bank received aggregate cash compensation that exceeded $100,000 per year for the last three fiscal years.

(2) Options are vested and exercisable at $5.33 per share adjusted to reflect the 9:1 Stock Split and the 3% stock dividend, the 5% stock dividend and the 5% stock dividend declared in 1996, 1997 and 1998, respectively.

(3) Includes benefits received as part of the Supplemental Executive Retirement Plan.


Supplemental Executive Retirement Plan
     The Bank has adopted a non-tax qualified retirement plan for certain of its executives ("SERP") to supplement the benefit such executives can receive under the Bank's 401(k) Plan. This plan was designed to provide the following executives with annual retirement benefits initially equal to a minimum percent of each executive's respective salary the year prior to retirement, payable for life. The amount of each annual benefit is indexed to the financial performance of an insurance policy owned by the Bank over the Bank's cost of funds expense.




                Name of Executive                         Position with Bank
------------------------------------------------ -----------------------------------
  Edwin N. Clift ............................... President, Chief Executive Officer
  Sara E. Carr ................................. Vice President
  Charles W. Hart .............................. Senior Vice President
  Deborah A. Jordan ............................ Senior Vice President
  William P. Lucy .............................. Senior Vice President
  Jane H. Madigan .............................. Senior Vice President
  George H. Moore, Jr. ......................... Senior Vice President
  Susan L. Rush ................................ Vice President
  Lynne A. Spooner ............................. Senior Vice President
  Reginald C. Williams, Jr. .................... Senior Vice President

     The plan is vested at the rate of 20% for each year of employment. The Bank's obligations under this plan are unfunded; however the Bank has purchased split-dollar life insurance policies on each insurable individual that are actuarially designed to offset the annual expenses associated with the plan and will, given reasonable actuarial assumptions, provide a complete recovery of all plan cost.

     The death benefit for each executive is an endorsement of 80% of the net-at-risk life insurance portion of each of the life insurance policies purchased to recover the retirement plan's costs.

     The SERP had one participant at December 31, 1997, Edwin N. Clift. Under this plan, the Bank paid $604,000 in premiums in 1997. The entire premium is reflected in the consolidated statement of condition at December 31, 1997 as cash surrender value of life insurance and is included with other assets. Additional participants were added to the SERP in May 1998 requiring a premium payment by the Bank totaling $1.8 million, which also is treated as cash surrender value of life insurance and included with other assets.


Deferred Compensation Plan
     The Bank has established a deferred compensation plan ("DC Plan") for certain officers who are selected to participate in the DC Plan. The Bank determines the amount deferred on an annual basis. Amounts deferred earn interest at the rate equal to the one-year treasury rate plus one percent per annum. At retirement, the benefit under the DC Plan is payable in a lump sum distribution. The Bank's obligations under this plan are unfunded. Presently, Mr. Charles Hart, Mr. Thomas Tilley and Ms. Jane Madigan are participants in the DC Plan. At December 31, 1997, the deferred compensation totaled $56,000 into the DC Plan.


Option Grants in Last Year
     The Company did not grant any options to Mr. Clift during the year ended December 31, 1997. The Company did grant Mr. Clift options to purchase 6,615 shares of Common Stock in January 1998 adjusted to reflect a 9:1 stock split and a 5% stock dividend in 1998, at an exercise price of $6.77. The Company has not granted any stock appreciation rights.


Aggregated Option Exercises and Year-End Values
     The following table sets forth certain information concerning options to purchase Common Stock exercised by Mr. Clift during 1997 and the number and value of unexercised options held by him at December 31, 1997.


        Aggregated Option Exercises in the Year Ended December 31, 1997
                          and Year-End Option Values


                                                            Number of
                                                      Securities Underlying         Value of Unexercised
                                                     Unexercised Options at         In-the-Money Options
                             Shares                   December 31, 1997 (1)        at December 31,1997 (2)
                            Acquired      Value   ----------------------------- -----------------------------
          Name            on Exercise   Realized   Exercisable   Unexercisable   Exercisable   Unexercisable
------------------------ ------------- ---------- ------------- --------------- ------------- --------------
Edwin N. Clift .........      0            0         68,859           0         $569,622            0

----------
(1) The figures above reflect the 9:1 Stock Split, a 3% stock dividend in 1996 and a 5% stock dividend in each of 1997 and 1998 which apply to options granted before the dividend is declared. The numbers in this table include such increase in the underlying shares on account of these dividends.


(2) There was no public trading market for the Common Stock as of December 31, 1997. Accordingly, these values have been calculated on the basis of the assumed public offering price of $13 per share (the midpoint of the price range set forth on the cover page of this Prospectus), less the applicable exercise price per share, multiplied by the number of shares underlying such options (subject to the proportionate adjustments in the exercise price and the number of shares underlying the options on account of the 9:1 Stock Split).


Stock Option Plan
     The Company created a stock option plan in 1993 (the "Plan") and subsequently amended the Plan on April 25, 1995 and April 24, 1997. The Plan permits the granting of options to the Company's directors and employees. The Plan's purpose is (i) to further the Company's interests by increasing the personal involvement of the directors and employees; (ii) to enable the Company to obtain and retain the services of employees; and (iii) to enable the Company to attract and retain the services of qualified individuals to serve on the Board of Directors.

     A total of 585,900 shares of Common Stock has been authorized for issuance under the Plan. This figure reflects the 9:1 Stock Split, and a 3% stock dividend, a 5% stock dividend and a 5% stock dividend declared and issued by the Company during 1996, 1997 and 1998, respectively.

     The Compensation Committee administers the Plan. Subject to the Plan's express terms and conditions, the Compensation Committee has full power (i) to construe the Plan; (ii) to prescribe, amend and rescind rules and regulations relating to the Plan; and (iii) to make all other determinations necessary or advisable for the Plan's administration.

     As part of these powers, the Compensation Committee determines which individuals are eligible to participate under the Plan and how many shares of Common Stock a particular option covers. The Compensation Committee also determines whether a particular grant of options to an employee satisfies all of the qualifications of Section 422 of the Internal Revenue Code of 1986 with respect to incentive stock options ("Qualified Stock Options"). The Plan prohibits non-employee directors from receiving Qualified Stock Options. In addition, the Compensation Committee determines the exercise price for the shares of Common Stock underlying a particular option grant, provided that (i) the exercise price of a Qualified Stock Option is the fair market value of the underlying Common Stock which must be at least 100% of the book value of the Company's Common Stock on the date the Qualified

Stock Option is granted; and (ii) the exercise price of any option granted to an employee or director who owns at least 10% of the Company's stock must be equal to 110% of the fair market value of the underlying Common Stock.

     The terms and conditions of each option granted is evidenced by a Stock Option Agreement executed by the Company. Upon vesting, the options granted under the Plan become exercisable in such amounts prior to the expiration date as determined by the Compensation Committee and as set forth in each stock option agreement. If an option holder's employment with the Company or its subsidiary terminates for any reason other than permanent and total disability or death, the employee may exercise any vested options within the three (3) months after termination. If termination is the result of permanent and total disability, the holder has one (1) year to exercise any vested options. If the holder dies while employed or serving on the Company's board or within three
(3) months after employment or board service, the successor in interest has one
(1) year after the date of death to exercise any vested options.

     Subject to any provisions in the Company's Articles of Incorporation, proportionate adjustments are made to the number of authorized shares which may be granted under the Plan as a result of increases or decreases in the Company's outstanding shares of Common Stock due to stock dividends, stock splits, reverse stock splits, reclassifications or other types of recapitalization. The Plan also adjusts the number of shares underlying any unexercised option provided that a corresponding adjustment in the exercise price also occurs so that the aggregate purchase price of the option remains unchanged.

     The Plan and options granted under the Plan will automatically terminate upon (i) the dissolution or liquidation of the Company, (ii) a reorganization, merger or consolidation of the Company with another corporation whereby the Company does not survive or (iii) a sale of substantially all of the Company's property or eighty percent (80%) of the Company's outstanding stock to another corporation; unless such a transaction includes a written provision providing for the continuation of the Plan or the options granted. If options are terminated because of an event described in item (ii) or (iii), the Company will pay the option holders an amount equal to the number of unvested, underlying shares times the difference between the exercise price per share and the fair market value of each share on the date of termination. This pay out is subject to any restrictions in the Company's Articles of Incorporation or in any financing agreement, indenture or other agreement which binds the Company.

     The Board of Directors, upon the recommendation of the Compensation Committee, may at any time, amend, suspend or terminate the Plan, however, such action may not impair or alter the rights of any option holder under any outstanding Stock Option Agreement. If no earlier termination occurs, the Plan will expire on May 26, 2003. The term of any option granted under the Plan may not exceed that date.


Employment Agreements
     The Company has not entered into any employment agreements with its executive officers.

                             CERTAIN TRANSACTIONS


Loan Transactions
     The Bank has had, and expects to have in the future, various loan and other banking transactions in the ordinary course of business with the directors, executive officers, and principal shareholders of the Bank and the Company (or an associate of such person). All such transactions: (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those more prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not and will not involve more than the normal risk of collectability or present other unfavorable features. At March 31, 1998, the total dollar amount of extensions of credit to directors, and executive officers identified in "Management -- Directors and Executive Officers", and any of their associates was approximately $8 million, which represented approximately 69.7% of total shareholders' equity at March 31, 1998, and which is below the percentage generally permitted under applicable Federal banking regulations.


Debentures
     Messrs. William C. Bullock and Perry B. Hansen each own Debentures issued by the Company in the original principal amount of $150,000, for a total aggregate original principal amount of $300,000. The debt evidenced by the Debentures is unsecured. Upon the liquidation, dissolution or winding up of the Company, the debt evidenced by the Debentures, including interest earned thereon, will be paid prior to any payments made to holders of Common Stock and Series A Preferred Stock. See "Risk Factors -- Restrictions on Payments of Dividends by the Company." Interest on the principal amount of debt evidenced by the Debentures accrues at the rate of 1% per annum in excess of the prime rate of interest of BankBoston, N.A., (prime rate was 8.5% as of March 31, 1998). Accrued interest is payable on March 31, June 30, September 30, and December 31 of each year until the Debentures are paid in full or converted into shares of Common Stock. On or prior to September 30, 2002, the holders of the Debentures must convert the entire principal amount thereof into shares of Common Stock of the Company at a conversion rate equal to $4.50 of principal amount of the Debentures for one share of Common Stock (after giving effect to the 9:1 Stock Split and a 3% stock dividend, a 5% stock dividend and a 5% stock dividend in 1996, 1997 and 1998 respectively), subject to adjustment for any further recapitalization of the Common Stock (such as a split or reverse split of Common Stock). The payment of interest and any principal amount under the Debentures is subordinated to the prior payment of the principal and interest on all existing and future obligations of the Company for money borrowed from any bank, trust company, insurance company, or other financial institution engaged in the business of lending money, whether such senior indebtedness is secured or unsecured or collateralized or not collateralized.


Other Transactions with Affiliates
     The Company's general counsel is the law firm of Gross, Minsky, Mogul and Singal, P.A. Norman Minsky, the clerk of the Company, a director of the Bank and a shareholder of the Company, is of counsel within this firm. The firm also represents the Bank in real estate and commercial loan closings, wherein the Bank's borrower typically pays the legal fees and expenses.

     The Company and the Bank have utilized Bacon Printing Company for certain printing services and to purchase office supplies. John S. Bacon, a Director of the Bank, is President of Bacon Printing Company. During the fiscal years ended December 31, 1996 and December 31, 1997, the Company and the Bank paid to Bacon Printing Company for services and office supplies a total of $76,000 and $86,000, respectively.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT


     The following table sets forth, as of March 31, 1998, the ownership of the Common Stock by (i) each person who is known by the Company to own of record or beneficially own more than five percent (5%) of the Common Stock, (ii) each of the directors and Named Executive Officers of the Company and the Bank named under "Management -- Executive Compensation -- Summary Compensation Table", and
(iii) all directors and executive officers of the Company and the Bank as a group. Except as otherwise indicated, to the Company's knowledge, the shareholders listed in the table have sole voting and investment power with respect to the shares indicated.




                                                                    Percentage of Class (1)
                                                                    -----------------------
                                                   Number of
                                                    Shares            Before       After
   Name and Address of Beneficial Owner       Beneficially Owned     Offering     Offering
------------------------------------------   --------------------   ----------   ---------
The Bullock Family Trust (2) (3) .........          226,044             12.6%        9.4%
 c/o William C. Bullock, Jr.
 RR2, Box 121
 Orrington, Maine 04474
William C. Bullock, Jr. (2) (3) ..........          226,044             12.6%        9.4%
 RR2, Box 121
 Orrington, Maine 04474
Perry B. Hansen (4) ......................          181,224             10.2%        7.7%
 4521 Shadowbrook Court
 Bettendorf, Iowa 52922
Edwin N. Clift (5) .......................          119,889              6.8%        5.1%
 RR 3, Box 800
 Holden, Maine 04429
Joseph P. Irish (6) ......................           84,069              5.1%        3.7%
 P.O. Box 2
 Troy, Maine 04987
Leonard E. Minsky ........................           71,370              4.3%        3.2%
 114 Linden Street
 Bangor, Maine 04401
Joseph H. Cyr (7) ........................           70,200              4.2%        3.1%
 25 South Brunswick Street
 Old Town, Maine 04468
John S. Bacon (8) ........................           69,417              4.2%        3.1%
 1846 Ohio Street
 Bangor, Maine 04401
Joseph Sewall (9) ........................           58,401              3.5%        2.6%
 c/o James W. Sewall Co.
 147 Center Street
 Old Town, Maine 04468
Dennis L. Shubert, M. D. (10) ............           46,269              2.8%        2.1%
 137 Balsam Drive
 Bangor, Maine 04401
Harold S. Wright (11) ....................           44,811              2.7%        2.0%
 43J Longrale Park
 Bangor, Maine 04401
J. Donald Mackintosh (12) ................           44,730              2.7%        2.0%
 RFD #2, Box 266
 Ellsworth, Maine 04605

                                                                    Percentage of Class (1)
                                                                    -----------------------
                                                   Number of
                                                    Shares            Before       After
   Name and Address of Beneficial Owner      Beneficially Owned      Offering     Offering
------------------------------------------   --------------------   ----------   ---------
Norman Minsky (13) .......................            40,734            2.5%         1.8%
 272 Kenduskeag Avenue
 Bangor, ME 04401
Susan B. Singer (14) .....................            38,853            2.3%         1.7%
 109 Judson Boulevard
 Bangor, Maine 04401
Robert E. Knowles (15) ...................            37,161            2.2%         1.6%
 P.O. Box 164
 Unity, Maine 04988
Lloyd D. Robinson (16) ...................            35,604            2.1%         1.6%
 RR #2 Box 6935
 Carmel, Maine 04419
John R. Graham, III (17) .................            33,651            2.0%         1.5%
 20 Dunning Boulevard
 Bangor, Maine 04401
Frederick A. Oldenburg, Jr. (18) .........            18,918            1.1%           *
 2487 Ohio Street
 Bangor, Maine 04401
All Officers and Directors
 as a Group (25 persons) (19) ............         1,458,567           63.1%        50.1%


----------
 * Denotes ownership of less than 1% of outstanding Common Stock.

 (1) Pursuant to the rules of the Securities and Exchange Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days of the date of this Prospectus pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

 (2) Includes 33,327 shares of Common Stock issuable upon the conversion of the Debentures, 77,760 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and 27,306 shares of Common Stock issuable upon the exercise of stock options.

 (3) Mr. Bullock is the trustee of The Bullock Family Trust. Mr. Bullock disclaims any beneficial interest in the 17,154 shares of Common held by the Scrooge and Marley Family Trust, of which Martha D. Bullock, the daughter of Mr. Bullock, is the Trustee.

 (4) Includes 33,327 shares of Common Stock issuable upon the conversion of the Debentures, 66,645 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and 13,122 shares of Common Stock issuable upon the exercise of stock options.

 (5) Includes 22,212 shares of Common Stock issued upon the conversion of the Series A Preferred Stock and 75,474 shares of Common Stock issuable upon the exercise of stock options.

 (6) Includes 4,950 shares of Common Stock issuable upon the exercise of stock options.

 (7) Includes 4,950 shares of Common Stock issuable upon the exercise of stock options. These shares are jointly owned with his spouse, Suzanne Cyr.

 (8) Includes 1,890 shares of Common Stock issuable upon the exercise of stock options.

 (9) Includes 55,341 shares of Common Stock held in the name of James W. Sewall Co., of which Mr. Sewall holds an ownership interest. Also includes 3,060 shares of Common Stock issuable to Mr. Sewall upon the exercise of stock options.

(10) Includes 41,319 shares of Common Stock held by Walden Partnership, of which Dr. Shubert holds a controlling interest. Also includes 4,950 shares of Common Stock held in the name of Dr. Shubert.

(11) Includes 11,106 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and 16,983 shares of Common Stock issuable upon the exercise of stock options.

(12) Includes 30,897 shares of Common Stock held jointly with his spouse, Janet Mackintosh, and 4,950 shares of Common Stock issuable to Mr. Mackintosh upon the exercise of stock options.


(13) Includes 35,784 shares issued to GMM&S Associates, of which Norman Minsky owns a controlling interest. Also includes 4,950 shares of Common Stock held in the name of Norman Minsky.


(14) Includes 4,950 shares of Common Stock issuable upon the exercise of stock options.


(15) Includes 32,211 shares of Common Stock held jointly with his spouse, Rae Jean Knowles, and 4,950 shares of Common Stock issuable upon the exercise of stock options.

(16) Includes 30,654 shares of Common Stock held jointly with his spouse, Carlene Robinson, and 4,950 shares issuable upon the exercise of stock options.


(17) Includes 4,950 shares of Common Stock issuable upon the exercise of stock options.

(18) Includes 17,028 shares of Common Stock held under the name Penobscot Respiratory PA FBO Frederick A. Oldenburg, Jr. and 1,890 shares of Common Stock issuable upon the exercise of stock options.

(19) Includes 22,212 shares of Common Stock issuable upon the conversion of Series A Preferred Stock held by, and 215,010 shares of Common Stock issuable upon the exercise of stock options granted to, the executive officers of the Bank. See Notes (1) through (18).

                           DESCRIPTION OF SECURITIES

     The following description of the securities of the Company and certain provisions of the Company's Articles of Incorporation (the "Articles"), and the Bylaws, are summaries thereof and are qualified by reference to the Articles and Bylaws, copies of which have been filed with the Commission as exhibits to the Company's Registration Statement, of which this Prospectus forms a part. The authorized capital stock of the Company consists of 4,000,000 shares of Common Stock par value $1.00 per share, 50,000 shares of Series A Preferred Stock, $1.00 par value per share and 950,000 shares of undesignated Serial Preferred Stock, par value $.01 per share.


Common Stock
     As of March 31, 1998 there were 1,655,640 shares of Common Stock outstanding and held of record by 55 shareholders. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 600,000 shares of Common Stock offered by the Company hereby, there will be 2,255,640 shares of Common Stock outstanding upon the closing of the Offering.

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of the Series A Preferred Stock and any other outstanding Serial Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of the Series A Preferred Stock and any other outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of the Series A Preferred Stock and any other Serial Preferred Stock which the Company may designate and issue in the future. See "Risk Factors -- Restrictions on Payment of Dividends by the Company." Upon the closing of the Offering, there will be no shares of Serial Preferred Stock outstanding.


Serial Preferred Stock
     The Board of Directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 950,000 shares of Serial Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The Company has no present plans to issue any such shares of Serial Preferred Stock. See "--Anti-Takeover Effects of Certain Provisions of Maine Law and the Company's Articles of Incorporation and Bylaws."


Series A Preferred Stock
     The total number of shares of Series A Preferred Stock issued and outstanding is 19,566 shares. The shares of Series A Preferred Stock are owned by the following individuals or entities in the following amounts: The Bullock Family Trust (7,609 shares), Perry B. Hansen (6,522 shares), Edwin N. Clift (2,174 shares), Charles W. Hart (2,174 shares), and Harold S. Wright (1,087 shares).

     Holders of Series A Preferred Stock are entitled to dividends calculated on a per annum basis equal to the total stated value of the Series A Preferred Stock held multiplied by the prime reference rate in effect from time to time as announced by BankBoston, N.A. Dividends are to be declared quarterly on March 31, June 30, September 30, and December 31 of each year. The dividends payable on the Series A Preferred Stock will be cumulative, meaning that if dividends are not paid when declared, they will accumulate and be payable in full before any dividends are paid on the Common Stock. However, the payment of any dividends on the redemption of the Series A Preferred Stock is subordinate to the payment of any debt by the Company, including debt evidenced by the Debentures and the M&I Loan. See "Risk Factors -- Restriction on Payment of Dividends by the Company." The Series A Preferred Stock is non-voting.

     Each share of Series A Preferred Stock is convertible into approximately
10.2 shares of Common Stock based upon a conversion price of approximately $4.50 in stated value of Series A Preferred Stock for each share of Common Stock, after giving effect to the 9:1 Stock Split and subject to further adjustments to reflect other stock splits, stock dividends, recapitalizations and other similar grants. Holders of Series A Preferred Stock have the right to convert the Series A Preferred Stock into Common Stock at any time after issuance of the Series A Preferred Stock and until October 1, 2002. If there are cumulative dividends outstanding with respect to Series A Preferred Stock to be converted into Common Stock, the Company is obligated to pay such dividends before paying any dividends on the Common Stock. After October 1, 2002, and to the extent not previously converted into Common Stock, the Series A Preferred Stock may be redeemed by the Company for a price equal to the sum of its stated value plus unpaid and accrued dividends. However, the Series A Preferred Stock may not be called or redeemed by the Company unless such redemption is approved in advance by the Federal Reserve Bank of Boston.

     In the event of a merger or the sale of a majority of the shares of Common Stock of the Company, the holders of the Series A Preferred Stock are required to have their Series A Preferred Stock redeemed or, at the option of the holder, converted into shares of Common Stock at the rate described above. Subject to the conversion and redemption rights described above, the Series A Preferred Stock will remain outstanding indefinitely.

     The holders of Series A Preferred Stock are not entitled to the benefits of any sinking fund provision. Except as described above, shares of Series A Preferred Stock are not convertible into any other security or other property of the Company. No share of Series A Preferred Stock is subject to any further call or assessment and all shares are fully paid and nonassessable.


Options
     As of March 31, 1998, options to purchase a total of 540,027 shares ("Option Shares") of Common Stock were outstanding, approximately 389,385 of which are subject to lock-up agreements entered into with the Underwriter. Beginning 90 days after the date of this Prospectus, approximately 150,642 Options Shares which are not subject to lock-up agreements will be eligible for sale in reliance on Rule 701 promulgated under the Securities Act, subject to the vesting requirements for each option grant. The Company has 9,288 shares remaining and available to grant as options in the future under the Stock Option Plan. In addition, the Company may reallocate the number of shares with respect to options previously granted under the Stock Option Plan that terminate without being exercised, expire, are forfeited or canceled and the number of shares of Common Stock that are surrendered in payment of any options or any tax withholding requirements. See "Management -- Stock Option Plan" and "Shares Eligible for Future Sale."


Mandatory Convertible Debentures
     The Company has issued the Debentures in the original principal amount of $150,000, for a total aggregate original principal amount of $300,000. The debt evidenced by the Debentures is unsecured. Upon the liquidation, dissolution, or winding up of the Company, the debt evidenced by the Debentures, including interest earned thereon, will be paid prior to any payments made to holders of Common Stock and Series A Preferred Stock. The Debentures are convertible into approximately 66,654 shares of Common Stock. See "Certain
Transactions -- Debentures."


Restrictions on Changes in Control
     Under the Federal Change in Bank Control Act (the "Control Act"), a notice must be submitted to the Federal Reserve if any person, or group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of the Company, unless the Federal Reserve determines that the acquisition will not result in a change of control of the Company. Under the Control Act, the Federal Reserve has sixty (60) days within which to act on such notice, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the community served by the bank holding company and its subsidiary banks, and the antitrust effects of the acquisition. Under the BHCA, a company is generally required to obtain prior approval of the Federal Reserve before it may obtain control of a bank holding company. Control is generally described to mean the beneficial ownership of 25% or more of all outstanding voting securities of a company. Likewise, under Maine law, the prior approval of the Superintendent of the Bureau of Banking is required for the acquisition of control of the Company by any person or company. Control is defined under Maine law by reference to the BHCA and regulations issued thereunder.

Anti-Takeover Effects of Certain Provisions of Maine Law and the Company's Articles of Incorporation and Bylaws

     The Company is subject to several provisions under Maine law which may deter or frustrate unsolicited attempts to acquire certain Maine corporations. These provisions, commonly referred to as the "Fair Price Provisions", apply to all public corporations organized in Maine. The Fair Price Provisions generally require that certain change of control transactions between a public corporation and an affiliate must be approved by at least a majority of the disinterested directors or shareholders (not including those shares beneficially owned by an "interested shareholder"). The Fair Price Provisions are also included in the Articles of Incorporation but approval of 80%, rather than a majority, of the disinterested directors and shareholders, is required in connection with a change of control transaction. These anti-takeover provisions of Maine law and the Articles of Incorporation could result in the Company being less attractive to a potential acquiror and/or result in shareholders receiving less for their shares than otherwise might be available in the event of an unsolicited takeover attempt. See Risk Factors -- "Risks Related to Anti-Takeover Effects of Certain Provisions of Maine Law."


     In addition, certain of these provisions of the Articles of Incorporation and Bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     Classified Board of Directors
     The Company has nine (9) directors. The Board of Directors may increase or decrease the number of directors by affirmative vote of 67% of the directors in office at the time of the vote. The minimum number of directors is three (3) and the maximim number of directors is twenty-five (25). The Company's Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. These provisions, when coupled with the provision of the Articles of Incorporation authorizing the Board of Directors to fill vacant directorships, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations
     The Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 10 days nor more than 60 days prior to the Company's notice of annual meeting of shareholders. The Bylaws also specify certain requirements as to the form and content of a shareholder's notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

     Authorized But Unissued Shares
     The authorized but unissued shares of Common Stock and Serial Preferred Stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital. The issuance of additional shares of Common Stock and Serial Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

     The Maine Business Corporation Act ("MBCA") provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's articles of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.


Limitation of Liability and Indemnification Matters
     The Articles of Incorporation provide that, except to the extent prohibited by MBCA, the Company's directors shall not be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty as directors of the Company.

     Section 19 of the MBCA empowers a corporation to purchase and maintain insurance and indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided however, that this provision shall not eliminate or limit liability in the case where such person is found (i) not to have acted honestly or on the reasonable belief that such person's action was in or not opposed to the best interests of the corporation or its shareholders, or (ii) with respect to criminal action, to have had reasonable cause to believe that such person's conduct was unlawful. The MBCA provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of shareholders or otherwise. The Articles of Incorporation eliminate the personal liability and provide indemnification to the fullest extent permitted by Section 19 of the MBCA.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Articles of Incorporation. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


Transfer Agent and Registrar
     The Bank shall be the transfer agent and registrar for the Common Stock.

                          SUPERVISION AND REGULATION


     Bank holding companies and state banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Company and the Bank. See "Risk Factors -- Supervision and Regulation."


General
     As a bank holding company, the Company is subject to the regulation and supervision of the Federal Reserve under the BHCA. The Company is also subject to the regulation and supervision of the Bureau by virtue of provisions of Maine law which govern financial institution holding companies such as the Company. Under applicable federal law, the Company must obtain the approval of the Federal Reserve Board before it acquires all or substantially all of the assets of a bank or another bank holding company, merges or consolidates with another bank holding company, or acquires direct or indirect ownership or control of any voting shares of a bank or bank holding company if, after such acquisition, it would own or control more than 5% of any class of voting shares of such bank or bank holding company (unless it already owns or controls a majority of such shares). Similarly, under applicable Maine law, the Company must obtain the prior approval of the Maine Superintendent of the Bureau of Banking before acquiring more than 5% of the voting shares of a Maine financial institution or of any financial institution holding company which directly or indirectly controls a Maine financial institution. Under certain circumstances, the Company may be required to obtain Federal Reserve Board approval before redeeming any of its equity securities in an amount in excess of 10% of its net worth in any twelve-month period. Furthermore, under certain circumstances, any redemptions, dividends, or distributions with respect to the Company's Common Stock and Preferred Stock may be considered an unsafe or unsound practice by the Federal Reserve Board.

     Before any "company," as defined in the BHCA, may acquire "control," as defined in the BHCA, over the Company, the prior approval of the Federal Reserve Board generally is required. In addition, before any individual or entity which is not required to seek prior approval from the Federal Reserve Board may acquire control of the Company, prior notice to the Federal Reserve Board generally is required. Similarly, notice to and approval by the Maine Superintendent of the Bureau of Banking is required before any "financial institution holding company," as defined in the Maine Banking Code, may acquire more than 5% of a Maine financial institution or Maine financial institution holding company.

     Under the BHCA and the Maine Banking Code, the Company is permitted, directly or through subsidiaries, to engage in a variety of financial activities deemed by the Federal Reserve Board to be so closely related to banking, or managing or controlling banks, as to be a proper incident thereto. A bank holding company normally is not permitted, however, to acquire direct or indirect control of any company which is not a bank or not engaged in activities determined by the Federal Reserve Board to be closely related to banking. Certain exemptions are available with respect to subsidiaries engaged in activities that have been determined by regulation to be closely related to banking such as making or servicing loans, underwriting credit life insurance, performing certain data processing services, acting as an investment or financial advisor, and providing securities brokerage services.

     As a condition to the approval by the Federal Reserve of the Company's application to become a bank holding company, the Federal Reserve imposed additional requirements on the Company, including the following: (i) the Company may not incur any debt in addition to that evidenced by the Debentures and the M&I Loan without the prior approval of the Federal Reserve Bank of Boston; and (ii) except with the prior approval of the Federal Reserve Bank of Boston, the Company cannot repurchase any outstanding Common Stock while its debt to equity ratio exceeds 30% or the proposed stock repurchase would cause its debt to equity ratio to exceed 30%. The Federal Reserve Board possesses cease and desist powers over bank holding companies to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit how the Company may conduct its business and obtain financing.

     The Bank is also subject to continued regular supervision and examination by applicable federal and state banking agencies. The Bank is a Maine state-chartered bank that is a member of the Federal Reserve System. The Federal Reserve exercises primary supervision over the Bank through periodic examination. The Bank is also subject to regulation by the FDIC as well as the Bureau. The FDIC has authority to terminate insurance for accounts pursuant to procedures established for that purpose. The Bank must comply with various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.


Payment of Dividends
     The Company is a legal entity separate and distinct from the Bank. The principal source of cash flow of the Company, including cash flow to pay dividends on its stock or principal and interest on debt, if any, is dividends from the Bank. There are statutory and regulatory limitations on the payment of dividends by the Bank to the Company, as well as by the Company to its shareholders. See "Risk Factors -- Restrictions on Payments of Dividends by the Bank to the Company" and "Risk Factors -- Restrictions on Payment of Dividends by the Company."

     In addition to the statutory prohibition against the withdrawal of any portion of the Bank's capital and certain statutory limitations on the payment of dividends, under Maine law the Bank may not pay dividends if it is insolvent or if the payment of such dividends would render the Bank insolvent. In addition, Maine law generally requires that dividends may be paid only out of either unreserved and unrestricted earned surplus or out of the unreserved and unrestricted net earnings of the then current and preceding fiscal years. If the dividends are to be paid only out of net earnings, shareholders must be notified of the source of the dividend and of the fact that there was no earned surplus from which to pay the dividend.

     The payment of dividends by any state bank that is a member of the Federal Reserve System is affected by the requirement to maintain adequate capital pursuant to the capital adequacy guidelines issued by the Federal Reserve Board. The objective of the guidelines is to place a constraint on the extent to which a bank can leverage its equity capital base. The guidelines provide for a minimum ratio of Tier 1 capital to total assets of 4% and for a minimum ratio of total capital to risk-weighted assets of 8% using the Year-End 1992 standard, of which at least 4% should be in the form of Tier 1 capital. For purposes of calculating these ratios, Tier 1 capital must represent at least 50% of qualifying total capital and generally consists of the sum of common shareholders' equity, qualifying noncumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, minus goodwill, other specified intangible assets that the Federal Reserve Board deems appropriate, specified investments in unconsolidated banking or finance subsidiaries, and certain other subsidiaries, determined on a case-by-case basis ("Tier 1 Capital"). The Company's Common Stock and Series A Preferred Stock qualify as Tier 1 Capital for those purposes. The Debentures do not qualify as Tier 1 capital, but qualify as Tier 2 supplementary capital, as described below.

     The guidelines and regulations further provide that capital adequacy is to be considered on a case-by-case basis in view of various qualitative factors that affect a bank's overall financial condition. In the assessment of capital adequacy of banks, total assets consist of the average of total assets required to be included in a bank's Report of Condition and Income ("Call Report"), minus goodwill, intangible assets and any other assets deducted in determining Tier 1 capital. Total capital is determined by adding the sum of Tier 1 and qualifying Tier 2 supplementary capital elements, such as allowance for loan and lease losses, perpetual preferred stock, hybrid capital instruments, term subordinated debt and intermediate-term preferred stock, less the same deductions from capital as set forth above. Risk-weighted assets are also calculated in accordance with applicable rules and regulations.

     The above regulations and restrictions on dividends paid by the Bank may limit the Company's ability to obtain funds from such dividends for its cash needs, including funds for payment of operating expenses, and dividends on the Common Stock.

     If, in the opinion of the applicable federal bank regulatory authority, a depository institution or holding company is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require, after notice and hearing (except in the case of an emergency proceeding where there is no notice or hearing), that such institution or holding company cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's or holding company's capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, the Federal Reserve and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings. In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a FDIC-insured depository institution may not pay any dividend if payment would cause it to become undercapitalized or once it is undercapitalized. See "FDICIA."

     The payment of dividends by the Company and the Bank also may be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.


Transactions With Affiliates and Insiders
     The Bank is subject to Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates, including the Company. In addition, limits are placed on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Most of these loans and certain other transactions must be secured in prescribed amounts. The Bank is also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies.


Capital Adequacy
     The federal banking agencies have adopted risk-based capital guidelines for banks and bank holding companies. The minimum guideline for the ratio of total capital to risk-weighted assets ("Total Risk Based Capital" ratio) for "adequately capitalized" institutions is 8%. The minimum adequate capitalization guideline for the ratio of Tier 1 Capital to risk-weighted assets ("Tier 1 Risk Based Capital" ratio) is 4%. At March 31, 1998, the Company's Tier 1 Risk Based Capital and Total Risk Based Capital ratios were 10.25% and 11.78%, respectively.

     In addition, the federal banking agencies have established minimum leverage ratio guidelines for banks and bank holding companies. Their guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3% for banks that meet certain specific criteria and 40% for other institutions. The Company's Leverage Ratio at March 31, 1998 was 6.38%. Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See "FDICIA."


Holding Company Structure and Support of the Bank
     Because the Company is the parent holding company of the Bank, its right to participate in the assets of any subsidiary upon the Bank's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of bank subsidiaries) except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

     Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by the FDIC in connection with (i) the default of a commonly-controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly-controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The Bank is subject to these cross-guarantee provisions.


FDICIA
     The FDICIA requires the federal banking regulators to take "prompt corrective action" in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers:
"well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An FDIC-insured depository institution is well capitalized if it maintains a Leverage Ratio of at least 5%, a risk adjusted Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if it meets all of its minimum capital requirements as described above. In addition, an insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it is significantly below any such measure and critically undercapitalized if it fails to maintain a level of tangible equity equal to not less than 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     The capital-based prompt corrective action provisions of FDICIA and their implementing regulations apply to FDIC-insured depository institutions and are not directly applicable to holding companies which control such institution. However, the Federal Reserve Board has indicated that, in regulating bank holding companies, it will take appropriate action at the holding company level based on an assessment of the effectiveness of supervisory actions imposed upon subsidiary depository institutions pursuant to such provisions and regulations.


     FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized.

     Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

     The Company and the Bank, at December 31, 1997 and March 31, 1998, were "well capitalized" under the criteria discussed above.


FDIC Insurance Premiums
     The Bank is required to pay semiannual FDIC deposit insurance assessments. Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and other information relevant to the institution's financial condition and the risk posed to the FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution (and any applicable refund) will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. The FDIC is authorized by federal law to raise insurance premiums in certain circumstances. Any increase in premiums would have an adverse effect on the Bank and the Company's earnings. Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank regulatory agency.


Interstate Banking
     The acquisition by the Company of more than 5% of the outstanding voting securities or substantially all of the assets of a bank located outside of the State of Maine is regulated by the BHCA. Such acquisition is also subject to the law of the state in which the bank to be acquired is located. Under certain circumstances, the Company might not be permitted to acquire an interest in another bank located outside Maine. Further, any company attempting to acquire control of the Company or the Bank also may be subject to certain limitations on interstate banking. Even assuming that the law of the state in which the bank is located permits acquisition, the Maine Banking Code requires prior approval of the Superintendent of the Bureau of Banking for certain acquisitions of more than 5% of a financial institution having operations conducted outside of Maine.

     The status of interstate banking legislation adopted by individual states has been in a constant state of change in recent years. While federal law has substantially liberalized interstate banking, a number of states have adopted some form of legislation which limits interstate banking by bank holding companies.


Interstate Act
     Subject to certain conditions and exceptions, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act"), (i) permits bank holding company acquisitions of banks of a minimum age of up to five years as established by state law in any state, (ii) permits mergers of national and state banks across state lines unless the state has opted out of the interstate bank merger provisions, (iii) permits branching de novo by national and state banks into other states and (iv) permits certain interstate bank agency activities one year after enactment. Subject to certain limitations, Maine law permits out of state financial institutions, federal associations and national banks to establish de novo branches or to acquire branches in Maine.


Monetary Policy And Economic Control
     The commercial banking business in which the Bank engages is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against members banks' deposits and assets of foreign branches and the imposition of and change in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future.



Deregulation
     There have been significant changes in the banking industry in past years. Many of these changes have been effected by federal legislation intended to deregulate the banking industry. This legislation has, among other things, eliminated interest rate restrictions on time deposit accounts and increased the power of nonbanks to expand into traditional banking services. Future changes in the banking industry may include some modification of prohibitions on the types of businesses in which bank holding companies may engage. In addition, other types of financial institutions, including mutual funds, securities brokerage companies, insurance companies and investment banking firms, have been given, and may continue to be given, powers to engage in activities which traditionally have been engaged in only by banks. Such changes may place the Company and the Bank in more direct competition with other financial institutions. See "Risk Factors -- Deregulation of the Banking Industry."



Community Reinvestment Act
     The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency and the Office of Thrift Supervision evaluate the record of such financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.


Other Regulations
     Interest and certain other charges collected or contracted for by banks are subject to state usury laws and certain federal laws concerning interest rates. The Bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Bank also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement among Advest, Inc., the sole Underwriter in the Offering (the "Underwriter") and the Company, the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter 600,000 shares of Common Stock. The Underwriter is committed to purchase and pay for all such shares if any are purchased. The Underwriting Agreement provides that the obligations of the Underwriter is subject to approval of certain matters by their counsel and to various other conditions.

     The Company has been advised that the Underwriter proposes to offer the shares of Common Stock directly to the public at the Offering price set forth on the cover page of this Prospectus and to certain selected dealers at such
price less a concession of $    per share. The Underwriter may allow, and such
dealers may reallow, a concession not in excess of      per share to certain
other dealers. After the initial public offering of the shares, the public offering price, concession and reallowance to dealers may be changed by the Underwriter. In addition, the Company has agreed to pay a supplemental financial advisory fee of $25,000 to Advest, Inc. payable upon consummation of the public offering.

     The Company has granted to the Underwriter an option exercisable during the thirty (30) day period beginning on the effective date of the Registration Statement, to purchase up to 90,000 additional shares of Common Stock, solely to cover overallotments, if any, at the public offering price less the underwriting discount, as set forth on the cover page of this Prospectus. If purchased, such additional shares will be sold by the Underwriter on the same terms as those on which the 600,000 shares are being sold.

     The executive officers and directors of the Company and the Bank have agreed that they will not publicly sell, contract to publicly sell, or otherwise publicly dispose of, any shares of Common Stock for a period of 180 days from the date of this Prospectus, without the written consent of the Underwriter.

     Up to 10% of the shares of Common Stock offered hereby may be reserved for sale to the Company's employees, directors and other persons with direct business relationships with the Company. Sales of shares to such persons will be at the initial public offering price. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriter to the general public on the same terms as the other shares offered hereby.

     The Company and the Underwriter have agreed to indemnify each other against certain liabilities including liabilities under the Securities Act, or to contribute to payments that the Underwriter or the Company may be required to make in respect thereof.


     The foregoing is a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to a copy of the Underwriting Agreement which is on file as an exhibit to the Registration Statement.


     The Underwriter has informed the Company that the Underwriter may make sales to accounts over which they exercise discretionary authority.

     Prior to this Offering there has been no public market for the Common Stock. The Offering price of the Common Stock was determined by negotiations between the Company and the Underwriter. The factors considered in determining such prices and terms, in addition to prevailing market conditions, included the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, an assessment of the Company's results of operations, its capital structure and such other factors as were deemed relevant. See "Risk
Factors -- Absence of Trading Market."

     In connection with the Offering, the Underwriter may purchase and sell Common Stock in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created by the Underwriter in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions created by the Underwriter involves the sale by the Underwriter of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriter also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the closing of the Offering, the Company will have an aggregate of 2,255,640 shares of Common Stock outstanding, assuming no exercise of the Underwriter's over-allotment option of 90,000 shares, no conversion of the Debentures or Series A Preferred Stock and no exercise of outstanding options to purchase Common Stock. Of these shares, the 600,000 shares of Common Stock sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act, may generally only be sold in compliance with the limitation described below.

     The remaining 1,655,640 shares of outstanding Common Stock will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market (subject in the case of shares held by affiliates to compliance with certain volume restrictions) as follows: (i) 853,047 shares will be eligible for sale 90 to 180 days after the date of this Prospectus, and (ii) 802,593 shares will be eligible for sale upon the expiration of lock-up agreements 180 days after the date of this Prospectus. In addition, there are approximately 266,589 shares of Common Stock issuable upon conversion of the outstanding Series A Preferred Stock and Debentures, which may be eligible for future sale, subject to the above restrictions. There are also outstanding options to purchase 540,027 shares of Common Stock which will be eligible for sale in the public market from time to time subject to vesting and, in the case of certain options, to the expiration of lock-up agreements.

     In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 22,600 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of the Company, such affiliate's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

     Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired pursuant to written plans such as the Stock Option Plan may be resold by persons other than affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period.

     After the date of this Prospectus, the Company intends to file a Form S-8 registration statement under the Securities Act to register all shares of Common Stock issuable under the Stock Option Plan. Such registration statement is expected to become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to certain lock-up agreements and Rule 144 limitations applicable to affiliates. See "Management -- Director Compensation" and "Management -- Stock Option Plan."

     Prior to the Offering, there has not been any public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

     All directors and executive officers and certain shareholders of the Company (holding an aggregate of approximately 802,593 shares of Common Stock) have agreed that they will not, without the prior written consent of the representatives of the Underwriter, sell or otherwise dispose of any shares of Common Stock or options to acquire shares of Common Stock during the 180-day period following the date of this Prospectus. See "Underwriting."

     The Company has agreed not to sell or otherwise dispose of any shares of Common Stock during the 180-day period following the date of the Prospectus, except the Company may issue and grant options to purchase shares of Common Stock under the Stock Option Plan. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence. See "Risk Factors -- Shares Eligible for Future Sale."


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriter by Tyler Cooper & Alcorn, LLP, Hartford, Connecticut.


                                    EXPERTS

     The balance sheets as of December 31, 1997 and 1996 and the statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1997, included in this Prospectus, have been included herein in reliance on the report of Berry, Dunn, McNeil & Parker, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      MERRILL MERCHANTS BANCSHARES, INC.
                                AND SUBSIDIARY


                       CONSOLIDATED FINANCIAL STATEMENTS


                          DECEMBER 31, 1997 AND 1996


                       WITH INDEPENDENT AUDITORS' REPORT

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY


                               TABLE OF CONTENTS


                     TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                              Page
                                                                                          -----------
Independent Auditors' Report ..........................................................   F-2
Consolidated Statements of Financial Condition at
 December 31, 1997 and 1996 ...........................................................   F-3
Consolidated Statements of Income for the Years Ended December 31, 1997 and 1996 ......   F-4
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
 December 31, 1997 and 1996 ...........................................................   F-5
Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1997 and 1996 ...........................................................   F-6
Notes to Consolidated Financial Statements ............................................   F-7 - F-21
Consolidated Statements of Financial Condition at March 31, 1998 (Unaudited) ..........   F-22
Consolidated Statements of Income for the Three Months Ended March 31, 1998 and 1997
 (Unaudited) ..........................................................................   F-23
Consolidated Statements of Changes in Shareholders' Equity for the Three Months Ended
 March 31, 1998 and 1997 (Unaudited) ..................................................   F-24
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1998 and
 1997 (Unaudited) .....................................................................   F-25
Notes to Condensed Unaudited Consolidated Financial Statements ........................   F-26

                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
 Merrill Merchants Bancshares, Inc.


     We have audited the consolidated statements of financial condition of Merrill Merchants Bancshares, Inc. and Subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merrill Merchants Bancshares, Inc. and Subsidiary at December 31, 1997 and 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




                                          /s/ Berry Dunn McNeil & Parker

Bangor, Maine
January 16, 1998 (except for Note 15 and
Note 22, as to which date is July 20, 1998)

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1997 AND 1996
          (In Thousands, Except Number of Shares and per Share Data)




                                                                                  1997          1996
                                                                              -----------   -----------
ASSETS
Cash and due from banks ...................................................    $  7,486      $  6,567
Interest-bearing deposits with banks ......................................         523            24
Federal funds sold ........................................................       2,650         2,000
                                                                               --------      --------
    Total cash and cash equivalents .......................................      10,659         8,591
Investment securities
 Available for sale .......................................................      42,864        37,891
 To be held to maturity ...................................................       1,962         3,123
Loans held for sale .......................................................         508           341
Loans receivable ..........................................................     118,888       105,429
 Less allowance for loan losses ...........................................       1,717         1,450
                                                                               --------      --------
    Net loans receivable ..................................................     117,171       103,979
Other real estate owned ...................................................          43           340
Properties and equipment, net .............................................       2,806         2,267
Deferred income tax benefit ...............................................         129           146
Accrued income and other assets ...........................................       2,477         1,747
                                                                               --------      --------
    Total assets ..........................................................    $178,619      $158,425
                                                                               ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits ...........................................................    $ 25,018      $ 21,543
Savings and NOW deposits ..................................................      64,513        51,942
Certificates of deposit ...................................................      56,781        53,219
                                                                               --------      --------
    Total deposits ........................................................     146,312       126,704
Securities sold under agreements to repurchase (term and demand) ..........      11,897        12,164
Other borrowed funds ......................................................       5,144         2,832
Accrued expenses and other liabilities ....................................       1,104         3,059
Long-term debt ............................................................       2,895         3,695
Mandatory convertible debentures ..........................................         300           300
                                                                               --------      --------
    Total liabilities .....................................................     167,652       148,754
                                                                               --------      --------
Commitments (Notes 6, 7, 14, 15, 17 and 19)
Shareholders' equity
 Convertible cumulative preferred stock, par value $1; authorized
   50,000 shares, issued and outstanding 19,566 shares ....................          20            20
 Common stock, par value $1; authorized 4,000,000 shares, issued and outstanding 1,542,123 and 1,468,953 shares in 1997 and
   1996, respectively .....................................................       1,542         1,469
 Capital surplus ..........................................................       7,754         7,331
 Retained earnings ........................................................       1,647           861
 Unrealized gain (loss) on securities available for sale, net of tax of
   $2 and $(5) in 1997 and 1996, respectively..............................           4           (10)
                                                                               --------      --------
    Total shareholders' equity ............................................      10,967         9,671
                                                                               --------      --------
    Total liabilities and shareholders' equity ............................    $178,619      $158,425
                                                                               ========      ========

       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME

                    YEARS ENDED DECEMBER 31, 1997 AND 1996
          (In Thousands, Except Number of Shares and per Share Data)




                                                                       1997           1996
                                                                   ------------   ------------
Interest and dividend income
 Interest and fees on loans ....................................     $ 10,669       $  9,683
 Interest on investment securities .............................        2,184          1,788
 Dividends on investment securities ............................          191            197
 Interest on federal funds sold ................................          171            158
                                                                     --------       --------
   Total interest and dividend income ..........................       13,215         11,826
                                                                     --------       --------
Interest expense
 Interest on deposits ..........................................        5,126          4,428
 Interest on borrowed funds ....................................          934            955
                                                                     --------       --------
   Total interest expense ......................................        6,060          5,383
                                                                     --------       --------
   Net interest income .........................................        7,155          6,443
Provision for loan losses ......................................          355            360
                                                                     --------       --------
   Net interest income after provision for loan losses .........        6,800          6,083
                                                                     --------       --------
Other income
 Service charges on deposit accounts ...........................          476            486
 Other service charges and fees ................................          485            381
 Trust fees ....................................................          534            439
 Other .........................................................          138            114
 Net gain on sale of mortgage loans ............................           91             69
                                                                     --------       --------
   Total other income ..........................................        1,724          1,489
                                                                     --------       --------
Other expense
 Salaries and employee benefits ................................        3,121          2,905
 Occupancy expense .............................................          626            526
 Equipment expense .............................................          524            462
 Data processing ...............................................          605            577
 Other .........................................................        1,481          1,343
                                                                     --------       --------
   Total other expense .........................................        6,357          5,813
                                                                     --------       --------
Income before income taxes .....................................        2,167          1,759
Income tax expense .............................................          765            639
                                                                     --------       --------
   Net income ..................................................     $  1,402       $  1,120
                                                                     ========       ========
Per share data
 Basic earnings per common share ...............................     $   0.82       $   0.65
                                                                     ========       ========
 Diluted earnings per common share .............................     $   0.71       $   0.58
                                                                     ========       ========



       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                    YEARS ENDED DECEMBER 31, 1997 AND 1996
          (In Thousands, Except Number of Shares and per Share Data)




                                                                                            Unrealized
                                              Convertible                                  Gain (Loss)
                                               Cumulative                                 on Securities       Total
                                               Preferred    Common   Capital   Retained     Available     Shareholders'
                                                 Stock       Stock   Surplus   Earnings      for Sale        Equity
                                             ------------- -------- --------- ---------- --------------- --------------
 Balance at December 31, 1995 ..............      $20       $1,426   $7,108     $   82       $  125         $ 8,761
 Net income ................................       --           --       --      1,120           --          1,120
 3% common stock dividend declared .........       --           43      223       (267)          --             (1)
 Convertible cumulative preferred stock
   dividends declared, $3.80 per share......       --           --       --        (74)          --            (74)
 Change in unrealized gain (loss) on
   securities available for sale, net of
   deferred income taxes of $69 ............       --           --       --         --         (135)          (135)
                                                  ---       ------   ------     ------       ------         --------
 Balance at December 31, 1996 ..............       20        1,469    7,331        861          (10)         9,671
 Net income ................................       --           --       --      1,402           --          1,402
 5% common stock dividend declared .........       --           73      423       (497)          --             (1)
 Common stock cash dividend declared,
   $.03 per share...........................       --           --       --        (43)          --            (43)
 Convertible cumulative preferred stock
   dividends declared, $3.88 per share......       --           --       --        (76)          --            (76)
 Change in unrealized gain (loss) on
   securities available for sale, net of
   deferred income taxes of $7 .............       --           --       --         --           14             14
                                                  ---       ------   ------     ------       ------         --------
 Balance at December 31, 1997 ..............      $20       $1,542   $7,754     $1,647       $    4         $10,967
                                                  ===       ======   ======     ======       ======         ========



       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    YEARS ENDED DECEMBER 31, 1997 AND 1996
                                (In Thousands)




                                                                                               1997          1996
                                                                                           -----------   -----------
Cash flows from operating activities
 Net income ............................................................................    $   1,402     $   1,120
 Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation .........................................................................          379           290
  Amortization .........................................................................           83           107
  Net accretion of discounts on investment securities ..................................          (69)          (28)
  Deferred income taxes ................................................................           18          (266)
  Originations of loans held for sale ..................................................       (7,173)       (5,521)
  Proceeds from sale of loans held for sale ............................................        7,026         6,955
  (Increase) decrease in accrued income and other assets ...............................         (154)           64
  Increase (decrease) in accrued expenses and other liabilities ........................          140           (14)
  Decrease in deferred loan fees, net ..................................................          (33)          (19)
  Provision for loan losses ............................................................          355           360
  Net gain on sale of mortgage loans, investment securities, property and equipment ....          (83)          (51)
                                                                                            ---------     ---------
   Net cash provided by operating activities ...........................................        1,891         2,997
                                                                                            ---------     ---------
Cash flows from investing activities
 Net loans made to customers ...........................................................      (13,405)      (10,893)
 Acquisition of premises and equipment .................................................         (927)       (1,012)
 Purchase of investment securities available for sale ..................................      (39,510)      (31,165)
 Proceeds from sales and maturities of investment securities
  Sales and maturities of available for sale securities ................................       32,538        18,248
  Maturities of held to maturity securities ............................................        1,157         4,078
 Proceeds from sale of other real estate owned .........................................          190            --
 Acquisition of life insurance policy ..................................................         (599)           --
                                                                                            ---------     ---------
   Net cash used in investing activities ...............................................      (20,556)      (20,744)
                                                                                            ---------     ---------
Cash flows from financing activities
 Net increase in demand, savings and NOW deposits ......................................       16,046        15,667
 Net increase (decrease) in certificates of deposit ....................................        3,562          (303)
 Net increase (decrease) in securities sold under agreement to repurchase ..............         (267)        1,991
 Net increase in other borrowed funds ..................................................        2,312         2,640
 Payment of long-term debt .............................................................         (800)         (305)
 Dividends paid on convertible cumulative preferred stock and common stock .............         (120)          (75)
                                                                                            ---------     ---------
   Net cash provided by financing activities ...........................................       20,733        19,615
                                                                                            ---------     ---------
Net increase in cash and cash equivalents ..............................................        2,068         1,868
Cash and cash equivalents, beginning of period .........................................        8,591         6,723
                                                                                            ---------     ---------
Cash and cash equivalents, end of period ...............................................    $  10,659     $   8,591
                                                                                            =========     =========
Supplemental disclosures of cash flow information
 Cash paid for interest ................................................................    $   6,058     $   5,429
 Transfers to other real estate owned ..................................................           70            49
 Income tax paid .......................................................................          773           855



       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1997 and 1996
                   (Presented in Thousands, Except As Noted)

1. Summary of Significant Accounting Policies
     The accounting and reporting policies conform to generally accepted accounting principles and to general practice within the banking industry. The following is a summary of the significant accounting and reporting policies.


     Nature of Business
     Merrill Merchants Bancshares, Inc. is a one-bank holding company that owns all of the common stock of Merrill Merchants Bank ("Bank"). The Bank operates branches in Bangor (three offices), Orono, Pittsfield, and Brewer, Maine.

     The Bank's lending activities are conducted principally in central Maine. The Bank grants single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, multi-family properties and commercial real estate properties. Most loans granted by the Bank are either collateralized by real estate or guaranteed by federal and local governmental authorities. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector in the borrowers' geographic areas and the general economy.

     The Bank is under the supervision of the Board of Governors of the Federal Reserve System and the Maine Bureau of Banking, and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC).


     Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the carrying value of real estate owned, management obtains independent appraisals for significant properties.


     Financial Statement Presentation
     The accompanying consolidated financial statements include the accounts of Merrill Merchants Bancshares, Inc. and its wholly-owned subsidiary, Merrill Merchants Bank, a state-chartered bank. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.


     Investment Securities
     Investment debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at amortized cost. Other marketable securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale, net of income taxes, are recognized as direct increases or decreases in shareholders' equity. Cost of securities sold is recognized using the specific identification method.

     Premiums are amortized and discounts are accreted using methods approximating the interest method.


     Loans Held for Sale
     Residential mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains or losses on sales of loans are recognized at the time of sale and are based upon the difference between the selling price and the carrying amount of loans sold.

 Other Real Estate Owned
     Other real estate owned (OREO) includes real estate and repossessed personal property held for sale which have been acquired principally through foreclosure or a similar conveyance of title. Real estate may be considered to be in-substance foreclosed and included in OREO, prior to the conveyance of title when specific criteria are met. Both foreclosed and in-substance foreclosed real estate, as well as repossessed personal property, are carried at the lower of their recorded amounts or fair value less estimated costs of disposal. Any write-downs at, or prior to, the dates of acquisition are charged to the allowance for loan losses. Subsequent write-downs are recorded in noninterest expense. Expenses incurred in connection with holding such assets and gains and losses upon sale are included in other expenses or other income.

     Loans Receivable
     Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

     Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     The allowance for loan losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon reviews of individual credits, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

     Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such increase is included in the provision for loan losses.

     Loan Servicing
     The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. No rights were impaired at December 31, 1997 or 1996.

     Properties and Equipment
     Properties and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed principally by accelerated methods.

     Organization Costs and Goodwill
     Organization costs and goodwill are being amortized using the straight-line method over seven and fifteen years, respectively.

     Loan Origination Fees and Costs
     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

     Income Taxes
     The Company records deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     Off-Balance-Sheet Financial Instruments
     In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and unadvanced commitments under commercial and home equity lines of credit and overdraft protection accounts. Such financial instruments are recorded in the consolidated financial statements when they become payable.

 Cash and Cash Equivalents
     For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash and due from banks, interest-bearing deposits with banks and federal funds sold.


     Earnings Per Share
     The Company has adopted SFAS No. 128, "Earnings Per Share." SFAS 128 specifies the computation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. The effect of SFAS No. 128 on the Company's financial statements is to retroactively present basic and diluted earnings per share.

     The basic earnings per share computation is based upon the weighted-average number of shares of stock outstanding during the period. Potential common stock is considered in the calculation of weighted-average shares outstanding for diluted earnings per share.

     The Company declared 5% and 3% stock dividends in 1997 and 1996. Earnings and cash dividends per share and weighted-average shares outstanding have been retroactively restated to reflect the stock dividends, as well as the stock dividends in 1998 described in Note 22.

     The Company adopted SFAS No. 129, "Disclosure of Information about Capital Structure" in 1997. This statement has no effect on the Company's financial statements as the capital disclosures meet the requirements of SFAS No. 129.


2. Cash and Due from Banks
     The Federal Reserve Board requires the Company to maintain a rolling average compensating balance of $400 in amounts on deposit.


3. Investment Securities
     The carrying amounts of investment securities as shown in the consolidated statements of financial condition and their approximate fair values at December 31, 1997 and 1996 were as follows:




                                                                    Securities available for sale
                                                                    ------------------------------
                                                         Amortized    Unrealized     Unrealized       Fair
                                                           Cost         Gains          Losses         Value
                                                       ------------ ------------- ---------------- ----------
December 31, 1997
------------------------------------------------------
U.S. Treasury securities .............................  $   20,973   $        79    $       (9)     $21,043
U.S. Government agencies and corporations ............       3,581             2            (4)       3,579
Mortgage-backed securities and collateralized mortgage
 obligations .........................................      15,912            20           (81)      15,851
State and local government debt securities ...........       1,402            --            --        1,402
U.S. Government and agency money market funds ........         166            --            --          166
Other securities .....................................         823            --            --          823
                                                        ----------   -----------    ------------    -------
                                                        $   42,857   $       101    $      (94)     $42,864
                                                        ==========   ===========    ============    =======

                                                                     Securities held to maturity
                                                                    ------------------------------
                                                        Amortized    Unrealized     Unrealized       Fair
                                                          Cost         Gains          Losses         Value
                                                       ----------   -----------     ------------   -------
December 31, 1997
-------------------------------------------------------
Mortgage-backed securities and collateralized mortgage
 obligations .........................................  $    1,962   $        --    $       (4)     $ 1,958
                                                        ==========  ============    ============    =======

                                                                            Securities available for sale
                                                                        --------------------------------------
                                                         Amortized          Unrealized           Unrealized         Fair
                                                            Cost               Gains               Losses           Value
                                                      ---------------   ------------------   -----------------   ----------
December 31, 1996
---------------------------------------------------
U.S. Treasury securities ..........................      $   18,907         $       113         $       (29)      $18,991
U.S. Government agencies and corporations .........             496                   1                  --           497
Mortgage-backed securities and collateralized
 mortgage obligations .............................          11,188                  10                (110)       11,088
U.S. Government and agency money
 market funds .....................................           6,548                  --                  --         6,548
Other securities ..................................             767                  --                  --           767
                                                         ----------         -----------         -----------       -------
                                                         $   37,906         $       124         $      (139)      $37,891
                                                         ==========         ===========         ===========       =======

                                                                             Securities held to maturity
                                                                        --------------------------------------
                                                        Amortized          Unrealized           Unrealized          Fair
                                                          Cost                Gains               Losses           Value
                                                       ---------  -     --------------          -----------      -------
December 31, 1996
----------------------------------------------------
Mortgage-backed securities and collateralized
 mortgage obligations .............................      $    3,123         $         3         $       (21)      $ 3,105
                                                         ==========     ===============         ===========       =======

     Investment securities with amortized cost and fair value of approximately $30,629 and $21,780 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits, treasury tax and loan deposits and borrowings and for other purposes required or permitted by law.

     The amortized cost and fair value of debt securities at December 31, 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                       Securities available for     Securities held to
                                                 sale                    maturity
                                       ------------------------   ----------------------
                                        Amortized       Fair       Amortized      Fair
                                           Cost         Value         Cost        Value
                                       -----------   ----------   -----------   --------
Due in one year or less ............     $13,852      $13,858        $  866      $  864
Due from one to five years .........      13,220       13,277            --          --
Due from five to ten years .........       5,804        5,772         1,000         999
Due after ten years ................       8,991        8,968            96          95
                                         -------      -------        ------      ------
                                         $41,867      $41,875        $1,962      $1,958
                                         =======      =======        ======      ======

     Mortgage-backed securities and collateralized mortgage obligations are allocated among the above maturity groupings based on their final maturity dates.


     During 1997 and 1996, the Company sold U.S. Government and agency money market funds securities available for sale for total proceeds of $27,302 and $15,104, respectively. The sales resulted in no gains or losses for 1997 and 1996.



4. Loans Receivable
     The components of loans receivable were as follows:



                                            1997          1996
                                        -----------   -----------
   Commercial .......................    $ 20,819      $ 22,134
   Commercial real estate ...........      40,984        34,908
   Construction .....................       3,012         1,941
   Residential real estate ..........      26,638        23,827
   Home equity ......................      20,036        15,726
   Consumer .........................       7,461         6,978
   Less deferred loan fees ..........         (62)          (85)
                                         --------      --------
     Total ..........................    $118,888      $105,429
                                         ========      ========

     The Bank services residential mortgage loans sold to investors under nonrecourse agreements amounting to $38,301 and $36,425 at December 31, 1997 and 1996, respectively. Mortgage loan sales resulted in a net gain on loan sales of $91 and $69 in 1997 and 1996, respectively.

     Mortgage servicing rights of $69 and $74 were capitalized in 1997 and 1996, respectively. Amortization of mortgage servicing rights was $24 and $4 in 1997 and 1996, respectively.


     Impaired loans recorded in conformity with SFAS No. 114, as amended by SFAS No. 118, totaled $2,499 and $599 at December 31, 1997 and 1996, respectively. The total allowance for loan losses related to these loans was $486 and $165 at December 31, 1997 and 1996, respectively. The average balance of outstanding impaired loans was $1,159 and $492 for 1997 and 1996, respectively. Interest income recognized for cash payments on impaired loans during 1997 and 1996 was not material to the consolidated financial statements.




5. Allowance for Loan Losses
     An analysis of the allowance for loan losses at December 31, 1997 and 1996 is as follows:




                                                         1997        1996
                                                      ---------   ---------
   Balance at beginning of year ...................    $1,450      $1,133
   Add: Provision for loan losses .................       355         360
   Recoveries of previous charge-offs    ..........        12           5
   Less: Loans charged off ........................      (100)        (48)
                                                       ------      ------
   Balance at end of year .........................    $1,717      $1,450
                                                       ======      ======

6. Properties and Equipment
     Properties and equipment are comprised of the following:




                                                    1997        1996
                                                  --------   ---------
   Land .......................................    $  245     $  198
   Bank premises ..............................     1,862        695
   Furniture and equipment ....................     2,029      1,524
   Leasehold improvements .....................       195        103
   Construction in progress ...................        --        897
                                                   ------     ------
       Total cost .............................     4,331      3,417
       Less accumulated depreciation ..........     1,525      1,150
                                                   ------     ------
       Net properties and equipment ...........    $2,806     $2,267
                                                   ======     ======

     Certain Bank facilities and equipment are leased under various operating leases. Rental expense was approximately $217 and $188 for 1997 and 1996, respectively. Future minimum rental commitments under noncancelable leases at December 31, 1997 are:



  1998 ..............................    $  434
  1999 ..............................       234
  2000 ..............................       244
  2001 ..............................       242
  2002 ..............................       187
  Thereafter ........................       402
                                         ------
                                         $1,743
                                         ======

     The Bank has entered into an agreement to purchase a parcel of land for $200.

7. Employee Benefit Plans
     The Company has established a defined contribution pension plan under
Section 401(k) of the Internal Revenue Code. Plan participants, who consist of all employees meeting minimum age and service requirements who elect to participate, are permitted to contribute a percentage of their wages to the plan on a pre-tax basis. The Company matches a portion of each employee's contribution, resulting in an expense of $39 and $32 for 1997 and 1996, respectively.

     The Company has established nonqualified deferred compensation arrangements for certain officers. Expense under these arrangements totaled $8 and $17 for 1997 and 1996, respectively.

     Effective June 26, 1997, the Company adopted a nonqualified supplemental executive retirement plan for the benefit of the key employees. A life insurance policy was acquired for the purpose of serving as the primary funding source. As of December 31, 1997, the cash value of this policy was $599.


8. Deposits
     The aggregate amount of certificates of deposit with a minimum denomination of $100 was $10,522 and $9,097 at December 31, 1997 and 1996, respectively.

     At December 31, 1997, the scheduled maturities of certificates of deposit are as follows:



  1998 ........................    $36,235
  1999 ........................     11,592
  2000 ........................      3,425
  2001 ........................        545
  2002 and thereafter .........      4,984
                                   -------
                                   $56,781
                                   =======

9. Borrowed Funds
     Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds consist of Federal Home Loan Bank (FHLB) advances and treasury, tax and loan deposits. Treasury tax and loan deposits are repaid upon notification by the U.S. Treasury.

     Information concerning securities sold under agreements to repurchase is summarized as follows:




                                                              1997           1996
                                                          ------------   ------------
   Average balance during the year ....................     $ 11,931       $ 11,770
   Average interest rate during the year ..............         4.28%          4.42%
   Maximum month-end balance during the year ..........       12,991         14,070

     The Bank is required to own stock of the FHLB in order to borrow from the FHLB. FHLB advances are collateralized by a pledge of certain mortgage loans and by a lien on the Bank's FHLB stock of $491 at December 31, 1997, which is included in investment securities available for sale in the consolidated statements of financial condition.

     A summary of borrowing from the FHLB at December 31, 1997 is as follows:




Final Maturity                  Interest Rate
----------------------------   --------------
   September 1999 ..........       5.79%         $  264
   September 2002 ..........       6.18             287
   September 2007 ..........       6.47             688
                                                 ------
                                                 $1,239
                                                 ======

10. Long-Term Debt
     The Company has a $2,895 note payable collateralized by all of the stock of the Bank. Annual principal payments of $362 and $396 are due in 1998 and 1999, respectively, with a remaining unpaid note balance due on October 16, 2000. Payments of interest are due quarterly at the six-month Treasury rate plus 1.75% (7.10% at December 31, 1997). Prior to 1997, the interest rate was equal to the lender's base rate; thereafter, the interest rate is reset every six months. The note agreement contains certain restrictive covenants including maintenance of certain net worth and equity levels, prior approval of dividend payments, certain investments, fixed asset expenditures, debenture principal reductions, stock issuance or redemption, debt incurrence, mergers or management changes. The Company and Bank were in compliance with such covenants at December 31, 1997 and 1996.

     Maturities on long-term debt and FHLB borrowings (Note 9) are as follows:




                                       Long-Term
                             FHLB        Debt        Total
                          ---------   ----------   --------
   1998 ...............    $  253       $  362      $  615
   1999 ...............       229          396         625
   2000 ...............       120        2,137       2,257
   2001 ...............       128           --         128
   2002 ...............       119           --         119
   Thereafter .........       390           --         390
                           ------       ------      ------
       Total ..........    $1,239       $2,895      $4,134
                           ======       ======      ======

11. Mandatory Convertible Debentures
     The Company issued $300 of mandatory convertible debentures which bear interest at 1% per annum in excess of the prime rate of interest of the Bank of Boston N.A. Interest is payable on March 31, June 30, September 30, and December 31 of each year until the debentures are paid in full or converted into shares of common stock. On or prior to September 30, 2002, the holders of the debentures must convert the entire principal amount into shares of common stock of Merrill Merchants Bancshares, Inc. at a conversion rate equal to $4.73 of principal amount of debentures for one share of common stock, subject to adjustment for any recapitalization of common stock, such as a split or reverse split of common stock.

     The debentures are unsecured and any payment of interest or principal will be subordinated to the timely payment of principal and interest on all existing and future obligations of the Company for borrowed money from any bank trust company, insurance company or other financial institution engaged in the business of lending money.


12. Income Taxes
     Income tax expense consists of:




                         Current     Deferred     Total
                        ---------   ----------   ------
    1997
--------
    Federal .........      $722       $   18      $740
    State ...........        25           --        25
                           ----       ------      ----
                           $747       $   18      $765
                           ====       ======      ====
   1996
-------
    Federal .........      $880       $ (266)     $614
    State ...........        25           --        25
                           ----       ------      ----
                           $905       $ (266)     $639
                           ====       ======      ====

     The actual tax expense differs from the expected tax expense computed by applying the applicable U.S. federal corporate income tax rate to income before income taxes as follows:




                                                      1997      1996
                                                     ------   -------
   Computed tax expense ..........................    $737     $598
   Increase in income tax expense resulting from:
    State taxes, net of federal benefit ..........      16       16
    Other ........................................      12       25
                                                      ----     ----
                                                      $765     $639
                                                      ====     ====

     The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:




                                              1997                    1996
                                      ---------------------   --------------------
                                       Asset     Liability     Asset     Liability
                                      -------   -----------   -------   ----------
Allowance for loan losses .........    $153         $--        $124         $--
Start-up costs ....................      --          49          --          33
Mortgage servicing rights .........      --          39          --          24
Deferred compensation .............      29          --          31          --
Other .............................      35          --          49          --
                                       ----         ---        ----         ---
                                       $217         $88        $204         $57
                                       ====         ===        ====         ===

     Management expects the Company will realize all deferred income tax benefits to offset the income tax liabilities arising from the reversal of taxable temporary differences and taxable income generated in future years. Accordingly, the Company has not established a valuation allowance for deferred income tax benefits.


13. Related Parties
     The Bank has entered into loan transactions with its directors, executive officers, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amounts of loans outstanding to such related parties which exceed $60 in the aggregate at December 31, 1997 and 1996 were $2,562 and $3,190, respectively. New loans to such related parties totaled $77 in 1997 and $1,554 in 1996, and repayments totaled $705 in 1997 and $556 in 1996. Commitments, as described in Note 14, to related parties totaled $4,240 and $3,655 at December 31, 1997 and 1996, respectively.


14. Financial Instruments With Off-Balance-Sheet Risk
     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank follows the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments, including requiring collateral or other security to support financial instruments with credit risk.

     The Bank's commitments at December 31, 1997 and 1996 are as follows:


                                                  1997        1996
                                               ---------   ---------
   Commitments to extend credit ............    $ 4,392     $ 5,334
   Letters of credit .......................        804         522
   Unadvanced commitments
    Commercial lines of credit .............     14,741      12,488
    Construction lines of credit ...........        893         718
    Home equity lines of credit ............     10,421       9,464
    Overdraft protection accounts ..........      1,397       1,353
    Credit card lines ......................      2,157       1,916

15. Shareholders' Equity

     The Company is prohibited from repurchasing any of its outstanding common stock while its debt-to-equity ratio exceeds 30% or the proposed stock repurchase would cause its debt-to-equity ratio to exceed 30%. The Company's debt-to-equity ratio at December 31, 1997 and 1996 was 29.1% and 41.3%, respectively.

     The shareholders of the Company have entered into an agreement whereby all stock becoming available for sale or other transfer must first be offered to the other shareholders and then to the Company under the same terms and conditions. Shareholders who are officers also have the option under the agreement to require the Company to purchase all of their stock at book value (excluding goodwill) in certain circumstances. In 1998, the shareholders and the Company agreed to terminate the agreement. The termination will have an effective date concurrent with the effective date of the Form SB-2 registration statement filed with the Securities and Exchange Commission.


     Holders of preferred stock are entitled to dividends equal to the total stated value of $42.53 per share multiplied by the prime rate in effect from time to time as announced by Bank of Boston. The dividends payable on the preferred stock are cumulative, meaning that if dividends are not paid when declared, they will accumulate and be payable in full before any dividends are paid on common stock. However, the payment of any dividends on or the redemption of the preferred stock is subordinate to the payment of any debt by the Company. The preferred stock is non-voting.

     Each share of preferred stock is convertible into one share of common stock, subject to appropriate adjustment upon a recapitalization of the common stock (such as a split or reverse split). After October 1, 2002, and to the extent not previously converted into common stock, the preferred stock may be redeemed by the Company for a price equal to the sum of its stated value plus unpaid and accrued dividends. However, the preferred stock may not be called or redeemed by the Company unless approved in advance by the Federal Reserve Bank of Boston.


16. Earnings Per Share
     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except for number of shares and per-share data):



                                                                                  1997            1996
                                                                             -------------   -------------
Basic earnings per share
 Net income, as reported .................................................    $    1,402      $    1,120
 Preferred stock dividends declared ......................................           (76)            (74)
                                                                              ----------      ----------
   Income available to common shareholders ...............................    $    1,326      $    1,046
                                                                              ==========      ==========
 Weighted-average shares outstanding .....................................     1,542,123       1,542,123
 Effect of subsequent stock dividend (Note 22) ...........................        77,103          77,103
                                                                              ----------      ----------
   Restated weighted-average shares outstanding ..........................     1,619,226       1,619,226
                                                                              ==========      ==========
 Basic earnings per share ................................................    $     0.82      $     0.65
                                                                              ==========      ==========
Diluted earnings per share
 Net income, as reported .................................................    $    1,402      $    1,120
 Interest on mandatory convertible debentures, net of tax ................            19              19
                                                                              ----------      ----------
   Income available to common shareholders ...............................    $    1,421      $    1,139
                                                                              ==========      ==========
 Weighted-average shares outstanding .....................................     1,542,123       1,542,123
 Effect of stock options, net of assumed treasury stock purchases ........       112,491          72,522
 Effect of convertible preferred stock ...................................       190,440         190,440
 Effect of mandatory convertible debentures ..............................        63,486          63,486
 Effect of subsequent stock dividend (Note 22) ...........................        95,445          93,447
                                                                              ----------      ----------
   Adjusted and restated weighted-average shares outstanding .............     2,003,985       1,962,018
                                                                              ==========      ==========
 Diluted earnings per share ..............................................    $     0.71      $     0.58
                                                                              ==========      ==========

17. Regulatory Matters
     The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes as of December 31, 1997, that the Company and Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 1997 and 1996, the most recent notification from the Federal Reserve Bank categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized well capitalized, the Company and Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

     The Company's and Bank's actual capital amounts and ratios are also presented in the table. No deduction was made from capital for interest-rate risk in 1997 and 1996.




                                                                                           To be well
                                                                                       capitalized under
                                                                                             prompt
                                                                     For capital       corrective action
                                                  Actual          adequacy purposes        provisions
                                          ---------------------- ------------------- ----------------------
                                            Amount      Ratio     Amount     Ratio     Amount      Ratio
                                          ---------- ----------- -------- ---------- ---------- -----------
As of December 31, 1997
 Total capital (to risk weighted assets)
  Consolidated ..........................  $12,201       11.30%   $8,635      8.00%      N/A
  Bank ..................................   14,974       13.88     8,632      8.00    $10,790       10.00%
 Tier I capital (to risk weighted assets)
  Consolidated ..........................   10,547        9.77     4,318      4.00       N/A
  Bank ..................................   13,621       12.62     4,316      4.00      6,474        6.00
 Tier I capital (to average assets)
  Consolidated ..........................   10,547        6.06     6,981      4.00       N/A
  Bank ..................................   13,621        7.85     6,960      4.00      8,700        5.00
As of December 31, 1996
 Total capital (to risk weighted assets)
  Consolidated ..........................   10,667       11.10     7,690      8.00       N/A
  Bank ..................................   13,848       14.42     7,693      8.00      9,617       10.00
 Tier I capital (to risk weighted assets)
  Consolidated ..........................    9,162        9.53     3,845      4.00       N/A
  Bank ..................................   12,645       13.17     3,832      4.00      5,748        6.00
 Tier I capital (to average assets)
  Consolidated ..........................    9,162        5.98     6,135      4.00       N/A
  Bank ..................................   12,645        8.29     6,094      4.00      7,617        5.00

18. Other Expense
     Other expense amounts are summarized as follows for 1997 and 1996:




                                                                        1997        1996
                                                                     ---------   ---------
   Professional fees .............................................    $  215      $  217
   Other .........................................................       211         198
   Printing, postage, stationery and supplies ....................       189         180
   Advertising and promotion .....................................       191         155
   Bankcard processing ...........................................       191         145
   Amortization ..................................................       107         107
   Travel, meetings, conventions and employee education ..........       101         102
   Trust expense .................................................       106          96
   Telephone .....................................................        86          73
   Insurance .....................................................        84          70
                                                                      ------      ------
       Total .....................................................    $1,481      $1,343
                                                                      ======      ======

19. Stock Options
     Under the Employee and Director Stock Option Plan, the incentive stock option plan (ISO) for officers and key employees and the nonstatutory stock option plan (Non-ISO) for directors provide for the issuance of up to 558,000 shares of common stock. The purchase price of the stock covered by each option shall be its fair market value, which must be equal to at least 100% of the book value of common stock, on the date such option is granted. All options are granted subject to an initial vesting period which ended on December 31, 1997 after which options become exercisable until May 26, 2003.

     The Company accounts for these options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The exercise price of each option equals the market price of the Company's stock on the date of grant, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method described in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's 1997 net income and earnings per share would have been reduced to the pro forma amounts indicated below. In 1996, no options were granted; thus, pro forma amounts are the same as reported.




                                                              Earnings per Share
                                                            -----------------------
(In thousands except for per-share data)      Net Income       Basic       Diluted
------------------------------------------   ------------   ----------   ----------
1997
----
   As reported ...........................      $1,402       $  0.82      $  0.71
   Pro forma .............................       1,392          0.81         0.70
1996
----
   As reported ...........................      $1,120       $  0.65      $  0.58
   Pro forma .............................       1,120          0.65         0.58


     The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for all grants in 1997: dividend yield of 0%, risk-free interest rate of 6%, and expected lives of five years. No volatility was assumed as it would not materially affect the fair value of the options.

     A summary of the status of the plan as of December 31, 1997 and 1996, and changes during the years then ended, is presented below.




                                                             1997                            1996
                                                ------------------------------   -----------------------------
                                                                  Weighted                         Weighted
                                                   Number          Average          Number         Average
                                                 of Shares     Exercise Price     of Shares     Exercise Price
                                                -----------   ----------------   -----------   ---------------
Outstanding at beginning of year ............     421,218         $  5.24          409,851         $ 5.36
Granted during the year .....................      27,900            6.59               --             --
Expired during the year .....................          --              --             (927)            --
Additional shares for which options are
 exercisable due to stock dividends .........      20,799              --           12,294             --
                                                  -------         -------          -------         ------
Outstanding at end of year ..................     469,917         $  5.09          421,218         $ 5.24
                                                  =======                          =======

     The following information applies to options outstanding at December 31, 1997:



         Number outstanding ..................................   469,917
         Range of exercise prices ............................   $4.82 - $6.59
         Weighted-average exercise price .....................   $ 5.09
         Weighted-average remaining contractual life .........   6 years

20. Fair Value of Financial Instruments
     Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

     Cash and Due from Banks, Interest-Bearing Deposits with Banks and Federal Funds Sold. The fair value of cash and due from banks, interest-bearing deposits with banks and federal funds sold approximates their relative book values at December 31, 1997, as these financial instruments have short maturities.

     Investment Securities. The fair values of investment securities are estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

     Loans Receivable. Fair values are estimated for portfolios of loans receivable with similar financial characteristics. The fair values approximate carrying value for all loans with variable interest rates.

     The fair values of fixed rate loans are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the risk inherent in the loan. The estimates of maturity are based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions, and the effects of estimated prepayments.

     Management has made estimates of fair value using discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in the actual sale.

     Accrued Interest Receivable. The fair value approximates the carrying value as this financial instrument has a short maturity. It is the Bank's policy to stop accruing interest on loans for which it is probable that the interest is not collectible. Therefore, the fair value of this financial instrument has been adjusted to reflect credit risk.

     Deposits. The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposits compared to the cost of borrowing funds in the market. If that value were considered, the fair value of the Bank's net assets could increase.

     Borrowed Funds. The fair value approximates the carrying value as these financial instruments have short maturities, variable interest rates, or both.

     Accrued Interest Payable. The fair value approximates the book value as this financial instrument has a short maturity.

     The Company's off-balance sheet instruments consist of loan commitments. Fair values for loan commitments have not been presented as the future revenue derived from such financial instruments is not significant.


     Limitations
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include property and equipment and other real estate owned. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.


     Summary
     A summary of the estimated fair values for the Company's significant financial instruments at December 31, 1997 and 1996 follows:



                                                                   Estimate of
December 31, 1997                               Carrying Value     Fair Value
--------------------------------------------   ----------------   ------------
Financial Assets
 Cash and cash equivalents .................       $ 10,659         $ 10,659
 Securities available for sale .............         42,864           42,864
 Securities to be held to maturity .........          1,962            1,958
 Loans held for sale .......................            508              511
 Loans receivable, net .....................        117,171          117,372
 Accrued interest receivable ...............          1,109            1,109
Financial Liabilities
 Deposits ..................................        146,312          146,842
 Accrued interest payable ..................            227              227
 Borrowed funds ............................         20,236           20,236

December 31, 1996
---------------------------------------------
Financial Assets
 Cash and cash equivalents .................       $  8,591         $  8,591
 Securities available for sale .............         37,891           37,891
 Securities to be held to maturity .........          3,123            3,105
 Loans held for sale .......................            341              341
 Loans receivable, net .....................        103,979          104,240
 Accrued interest receivable ...............            947              947
Financial Liabilities
 Deposits ..................................        126,704          127,394
 Accrued interest payable ..................            160              160
 Borrowed funds ............................         18,991           18,991

21. Parent Company Financial Information
     The following is summarized financial statement information for Merrill Merchants Bancshares, Inc. as of December 31, 1997 and 1996 and for the years then ended:


                     SUMMARIZED BALANCE SHEET INFORMATION



                                                                            1997         1996
                                                                         ---------   -----------
ASSETS
Cash and cash equivalents ............................................    $     1      $    27
Investment securities (fair value of $166,000 and $548,000 at
 December 31, 1997 and 1996, respectively) ...........................        166          548
Investment in Merrill Merchants Bank .................................     14,041       13,154
Accrued income and other assets ......................................          1            2
Deferred income tax benefit ..........................................        498          406
                                                                          -------      -------
   Total assets ......................................................    $14,707      $14,137
                                                                          =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
 Accrued expenses and other liabilities ..............................    $   545      $   471
 Long-term debt ......................................................      2,895        3,695
 Mandatory convertible debentures ....................................        300          300
                                                                          -------      -------
   Total liabilities .................................................      3,740        4,466
                                                                          -------      -------
Shareholders' equity
 Convertible cumulative preferred stock ..............................         20           20
 Common stock ........................................................      1,542        1,469
 Capital surplus .....................................................      7,754        7,331
 Retained earnings ...................................................      1,647          861
 Unrealized gain (loss) on securities available for sale .............          4          (10)
                                                                          -------      -------
   Total shareholders' equity ........................................     10,967        9,671
                                                                          -------      -------
   Total liabilities and shareholders' equity ........................    $14,707      $14,137
                                                                          =======      =======
SUMMARIZED STATEMENTS OF INCOME INFORMATION
Dividends from bank subsidiary .......................................    $   701      $    --
Interest income on investments .......................................         12           36
                                                                          -------      -------
   Total income ......................................................        713           36
                                                                          -------      -------
Interest expense on borrowed funds ...................................        270          346
Operating expenses ...................................................          5            2
                                                                          -------      -------
   Total expenses ....................................................        275          348
                                                                          -------      -------
Income (loss) before income tax benefit ..............................        438         (312)
Income tax benefit ...................................................         91           96
                                                                          -------      -------
Income (loss) before equity in undistributed net income of subsidiary         529         (216)
Equity in undistributed net income of subsidiary .....................        873        1,336
                                                                          -------      -------
   Net income ........................................................    $ 1,402      $ 1,120
                                                                          =======      =======

                                                                         1997          1996
                                                                      ---------   -------------
SUMMARIZED STATEMENTS OF CASH FLOWS INFORMATION
Cash flows from operating activities
 Net income .......................................................    $1,402       $ 1,120
 Adjustments to reconcile net income to net cash provided (used)
   by operating activities
 Deferred income tax benefit ......................................       (91)          (96)
 Equity in undistributed net income of subsidiary .................      (873)       (1,336)
 Decrease in accrued income and other assets ......................         1            36
 Increase in accrued expenses and other liabilities ...............        73           397
                                                                       ------       -------
   Net cash provided by operating activities ......................       512           121
                                                                       ------       -------
Cash flows from investing activities
 Proceeds from sale of investment securities ......................       602           654
 Purchase of investment securities ................................      (220)         (370)
                                                                       ------       -------
   Net cash provided by investing activities ......................       382           284
                                                                       ------       -------
Cash flows from financing activities
 Dividends paid on convertible cumulative preferred stock .........       (76)          (74)
 Dividends paid on common stock ...................................       (44)           (1)
 Payment of long-term debt ........................................      (800)         (305)
                                                                       ------       ---------
   Net cash used by financing activities ..........................      (920)         (380)
                                                                       ------       ---------
Net increase (decrease) in cash and cash equivalents ..............       (26)           25
Cash and cash equivalents, beginning of year ......................        27             2
                                                                       ------       ---------
Cash and cash equivalents, end of year ............................    $    1       $    27
                                                                       ======       =========

22. Subsequent Events

     Common Stock Dividends
     On February 28, 1998, the Company declared a 5% stock dividend on its common stock. Earnings per share for 1997 and 1996 have been restated to reflect this stock dividend.


     In 1998, the Company increased the number of authorized shares of common stock and declared a stock split effected in the form of an 800% stock dividend, with an effective date of July 20, 1998. All share and per share information presented in the accompanying consolidated financial statements has been retroactively adjusted for the stock split.



     Impact of Recently Issued Accounting Standards
     SFAS No. 130, "Reporting Comprehensive Income," is effective for years beginning after December 15, 1997. The Statement contains certain presentation and disclosure requirements concerning the components of comprehensive income and the changes therein. Adoption of the Statement will require certain changes in the format of the consolidated statement of changes in shareholders' equity.


     In 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities to be expensed as incurred. The SOP is effective for years beginning after December 15, 1998. Adoption of the SOP is expected to have no effect on net income for 1999.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                MARCH 31, 1998
                                  (Unaudited)
          (In Thousands, Except Number of Shares and per Share Data)



ASSETS
Cash and due from banks ..................................................................    $  5,959
Interest-bearing deposits with banks .....................................................         816
                                                                                              --------
   Total cash and cash equivalents .......................................................       6,775
Investment securities
 Available for sale ......................................................................      43,839
 To be held to maturity ..................................................................       1,740
Loans held for sale ......................................................................       2,127
Loans receivable .........................................................................     117,708
 Less allowance for loan losses ..........................................................       1,799
                                                                                              --------
   Net loans receivable ..................................................................     115,909
Properties and equipment, net ............................................................       2,751
Deferred income tax benefit ..............................................................         128
Accrued income and other assets ..........................................................       2,484
                                                                                              --------
   Total assets ..........................................................................    $175,753
                                                                                              ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits ..........................................................................    $ 20,229
Savings and NOW deposits .................................................................      64,214
Certificates of deposit ..................................................................      55,955
                                                                                              --------
   Total deposits ........................................................................     140,398
Securities sold under agreements to repurchase (term and demand) .........................      13,554
Other borrowed funds .....................................................................       5,856
Accrued expenses and other liabilities ...................................................       1,394
Long-term debt ...........................................................................       2,745
Mandatory convertible debentures .........................................................         300
                                                                                              --------
   Total liabilities .....................................................................     164,247
                                                                                              --------
Shareholders' equity
Convertible cumulative preferred stock, par value $1; authorized 50,000 shares, issued and
 outstanding 19,566 shares ...............................................................          20
Common stock, par value $1; authorized 4,000,000 shares, issued and outstanding
 1,655,640 shares ........................................................................       1,656
Capital surplus ..........................................................................       8,387
Retained earnings ........................................................................       1,394
Unrealized gain on securities available for sale .........................................          49
                                                                                              --------
   Total shareholders' equity ............................................................      11,506
                                                                                              --------
   Total liabilities and shareholders' equity ............................................    $175,753
                                                                                              ========



       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                                  (Unaudited)
          (In Thousands, Except Number of Shares and per Share Data)





                                                                              1998          1997
                                                                          -----------   -----------
Interest and dividend income
 Interest and fees on loans ...........................................     $ 2,827       $ 2,497
 Interest on investment securities ....................................         645           531
 Dividends on investment securities ...................................          17            29
 Interest on federal funds sold and interest-bearing deposits .........          21            17
                                                                            -------       -------
   Total interest and dividend income .................................       3,510         3,074
Interest expense
 Interest on deposits .................................................       1,364         1,190
 Interest on borrowed funds ...........................................         249           219
                                                                            -------       -------
   Total interest expense .............................................       1,613         1,409
                                                                            -------       -------
   Net interest income ................................................       1,897         1,665
Provision for loan losses .............................................          90            75
                                                                            -------       -------
   Net interest income after provision for loan losses ................       1,807         1,590
                                                                            -------       -------
Other income
 Service charges on deposit accounts ..................................         120           118
 Other service charges and fees .......................................         115           111
 Trust fees ...........................................................         151           119
 Other ................................................................          45            35
 Net gain on sale of mortgage loans ...................................          50            21
                                                                            -------       -------
   Total other income .................................................         481           404
                                                                            -------       -------
Other expense
 Salaries and employee benefits .......................................         852           760
 Occupancy expense ....................................................         166           163
 Equipment expense ....................................................         123           118
 Data processing ......................................................         160           149
 Other ................................................................         394           363
                                                                            -------       -------
   Total other expense ................................................       1,695         1,553
                                                                            -------       -------
Income before income taxes ............................................         593           441
Income tax expense ....................................................         213           161
                                                                            -------       -------
   Net income .........................................................     $   380       $   280
                                                                            =======       =======
Basic earnings per common share .......................................     $  0.22       $  0.16
                                                                            =======       =======
Diluted earnings per common share .....................................     $  0.19       $  0.14
                                                                            =======       =======




       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                                  (Unaudited)
          (In Thousands, Except Number of Shares and per Share Data)





                                                                                                 Unrealized
                                                                                                Gain (Loss)
                                                 Convertible                                   on Securities       Total
                                                  Cumulative     Common   Capital   Retained     Available     Shareholders'
                                               Preferred Stock    Stock   Surplus   Earnings      for Sale        Equity
                                              ----------------- -------- --------- ---------- --------------- --------------
Balance at December 31, 1996 ................        $20         $1,469   $7,331     $  861       $  (10)        $ 9,671
Net income ..................................         --             --       --        280           --            280
Change in unrealized gain (loss) on
 securities available for sale, net of
 deferred income taxes of $63................         --             --       --         --         (123)          (123)
                                                     ---         ------   ------     ------       ------         -------
  Total comprehensive income ................         --             --       --        280         (123)           157
Convertible cumulative preferred stock
 dividends declared, $0.97 per share.........         --             --       --        (19)          --            (19)
                                                     ---         ------   ------     ------       ------         -------
Balance at March 31, 1997 ...................        $20         $1,469   $7,331     $1,122       $ (133)        $ 9,809
                                                     ===         ======   ======     ======       ======         =======
Balance at December 31, 1997 ................        $20         $1,542   $7,754     $1,647       $    4         $10,967
Net income ..................................         --             --       --        380           --             380
Change in unrealized gain (loss) on
 securities available for sale, net of
 deferred income taxes of $23................         --             --       --         --           45             45
                                                     ---         ------   ------     ------       ------         -------
Total comprehensive income ..................         --             --       --        380           45            425
Common stock options exercised ..............         --             35      145         --           --            180
5% common stock dividend declared ...........         --             79      488       (568)          --             (1)
 Common stock cash dividend Declared,
 $.03 per share..............................         --             --       --        (46)          --            (46)
Convertible cumulative preferred stock
 dividends declared, $0.97 per share.........         --             --       --        (19)          --            (19)
                                                     ---         ------   ------     ------       ------         --------
Balance at March 31, 1998 ...................        $20         $1,656   $8,387     $1,394       $   49         $11,506
                                                     ===         ======   ======     ======       ======         ========




       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                                  (Unaudited)
                                (In Thousands)



                                                                                           1998            1997
                                                                                      -------------   -------------
Cash flows from operating activities
 Net income .......................................................................     $   380         $   280
 Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation ....................................................................          86              72
  Amortization ....................................................................          34              30
  Net accretion of discounts on investment securities .............................         (24)            (14)
  Deferred income taxes ...........................................................           5               4
  Originations of loans held for sale .............................................      (6,447)         (1,915)
  Proceeds from sale of loans held for sale .......................................       4,839           2,181
  (Increase) decrease in accrued income and other assets ..........................         (12)             22
  Increase in accrued expenses and other liabilities ..............................         265             205
  Decrease in deferred loan fees, net .............................................            (5)             (4)
  Provision for loan losses .......................................................          90              75
  Provision for losses on other real estate owned .................................           5              --
  Net gain on sale of mortgage loans ..............................................         (50)            (21)
  Net loss on property and equipment ..............................................           1               9
                                                                                        ---------       ---------
    Net cash (used) provided by operating activities ..............................        (833)            924
                                                                                        ---------       ---------
Cash flows from investing activities
 Net (increase) decrease in loans to customers ....................................       1,177          (2,458)
 Acquisition of premises and equipment ............................................         (32)           (356)
 Purchase of investment securities available for sale .............................      (4,614)         (6,211)
 Proceeds from sales and maturities of investment securities ......................
  Sales and maturities of available for sale securities ...........................       3,739           7,279
  Maturities of held to maturity securities .......................................         222             253
 Proceeds from sale of other real estate owned ....................................          38              --
                                                                                        ---------       ---------
    Net cash provided (used) in investing activities ..............................         530          (1,493)
                                                                                        ---------       ---------
Cash flows from financing activities
 Net decrease in demand, savings and NOW deposits .................................      (5,088)           (933)
 Net increase (decrease) in certificates of deposit ...............................        (826)          1,085
 Net increase in securities sold under agreement to repurchase ....................       1,657             104
 Net increase in other borrowed funds .............................................         712           3,168
 Payment of long-term debt ........................................................        (150)             --
 Dividends paid on convertible cumulative preferred stock and common stock ........         (66)            (19)
 Proceeds from stock issuance .....................................................         180              --
                                                                                        ---------       ---------
    Net cash (used) provided by financing activities ..............................      (3,581)          3,405
                                                                                        ---------       ---------
Net (decrease) increase in cash and cash equivalents ..............................      (3,884)          2,836
Cash and cash equivalents, beginning of period ....................................      10,659           8,591
                                                                                        ---------       ---------
Cash and cash equivalents, end of period ..........................................     $ 6,775         $11,427
                                                                                        =========       =========
Supplemental disclosures of cash flow information
 Cash paid for interest ...........................................................     $ 1,602         $ 1,412
 Transfers to other real estate owned .............................................          --              28
 Income tax paid ..................................................................          71              56



       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
         Notes to Condensed Unaudited Consolidated Financial Statements

                            March 31, 1998 and 1997

1. Financial Statement Presentation
     The accompanying consolidated financial statements include the accounts of Merrill Merchants Bancshares, Inc. and its wholly-owned subsidiary, Merrill Merchants Bank, a state-chartered bank. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary (consisting of only normal recurring adjustments) to present fairly the Company's consolidated financial position as of March 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the three months ended March 31, 1998 and 1997. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year.


2. Impact of Recently Issued Accounting Standards
     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," in 1998. The Statement contains certain presentation and disclosure requirements concerning the components of comprehensive income and the changes therein. The consolidated statement of changes in shareholders' equity has been presented in accordance with the requirements of the Statement.

     The statement requires comprehensive income to be reported for all periods presented. Comprehensive income includes both net income and other comprehensive income. Other comprehensive income consists of the change in unrealized gains and losses on securities available for sale.

     The Company has presented earnings per share data in accordance with SFAS No. 128, "Earnings per Share." The Statement requires publicly traded entities to present basic and diluted earnings per common share.

     In 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities to be expensed as incurred. The SOP is effective for years beginning after December 15, 1998. Adoption of the SOP is expected to have no effect on net income for 1999.


3. Stock Options
     A summary of the status of the Employee and Director Stock Option Plan as of March 31, 1998, and changes during the three months then ended, is presented below.




                                                                                        Weighted
                                                                         Number         Average
                                                                       of Shares     Exercise Price
                                                                      -----------   ---------------
   Outstanding at beginning of period .............................     469,917         $  5.09
   Granted during the period ......................................      81,900            6.84
   Exercised during the period ....................................     (34,848)           5.16
   Additional shares for which options are exercisable due to stock
    dividends .....................................................      23,058              --
                                                                        -------         -------
   Outstanding at end of period ...................................     540,027         $  5.15
                                                                        =======

4. Common Stock Dividends
     On February 28, 1998, the Company declared a 5% stock dividend on its common stock. Earnings per share have been restated to reflect this stock dividend.


     In 1998, the Company increased the number of authorized shares of common stock and declared a stock split effected in the form of an 800% stock dividend, with an effective date of July 20, 1998. All share and per share information presented in the accompanying consolidated financial statements has been retroactively adjusted for the stock split.

5. Earnings Per Share
     The following table sets forth the computation of basic and diluted earnings per share for the three months then ended (in thousands, except for number of shares and per-share data):





                                                                                  1998            1997
                                                                             -------------   -------------
Basic earnings per share
 Net income, as reported .................................................    $      380      $      280
 Preferred stock dividends declared ......................................           (19)            (19)
                                                                              ----------      ----------
  Income available to common shareholders ................................    $      361      $      261
                                                                              ==========      ==========
 Weighted-average shares outstanding .....................................     1,641,969       1,619,226
                                                                              ==========      ==========
 Basic earnings per share ................................................    $     0.22      $     0.16
                                                                              ==========      ==========
Diluted earnings per share
 Net income, as reported .................................................    $      380      $      280
 Interest on mandatory convertible debentures, net of tax ................             5               5
                                                                              ----------      ----------
  Income available to common shareholders ................................    $      385      $      285
                                                                              ==========      ==========
 Weighted-average shares outstanding .....................................     1,641,969       1,619,226
 Effect of stock options, net of assumed treasury stock purchases ........       131,706          95,778
 Effect of convertible preferred stock ...................................        66,654          66,654
 Effect of mandatory convertible debentures ..............................       199,935         199,935
                                                                              ----------      ----------
  Adjusted weighted-average shares outstanding ...........................     2,040,264       1,981,593
                                                                              ==========      ==========
 Diluted earnings per share ..............................................    $     0.19      $     0.14
                                                                              ==========      ==========

==============================================================================
No dealer, salesperson or other person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation is unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.
                      ----------------------------------
                               TABLE OF CONTENTS


                                                 Page
 Available Information ....................       ii
 Prospectus Summary .......................        1
 The Company and the Bank .................        1
 Risk Factors .............................        8
 Use of Proceeds ..........................       14
 Market for Common Stock ..................       14
 Dividends ................................       15
 Capitalization ...........................       16
 Dilution .................................       17
 Selected Consolidated Financial Data .....       18
 Management's Discussion and Analysis of
    Financial Condition and Results of
    Operations ............................       20
 Business .................................       35
 Management ...............................       43
 Certain Transactions .....................       51
 Security Ownership of Certain Beneficial
    Owners and Management .................       52
 Description of Securities ................       55
 Supervision and Regulation ...............       59
 Underwriting .............................       65
 Shares Eligible for Future Sale ..........       67
 Legal Matters ............................       68
 Experts ..................................       68
 Financial Statements .....................      F-1

Until            , 1998 (25 days after the date of this Prospectus), all
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                600,000 Shares







                               Merrill Merchants
                               Bancshares, Inc.





                                 Common Stock







                      ----------------------------------
                                  PROSPECTUS
                      ----------------------------------

                                 Advest, Inc.







                                        , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PART II


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     The Amended and Restated Articles of Incorporation of the Company and the Amended and Restated Bylaws of the Company require it to indemnify its directors and officers against liabilities, fines, penalties, settlements, claims and reasonable expenses incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those capacities to the fullest extent permitted by the MBCA. The MBCA permits a corporation to indemnify its present and former directors and officers if ordered to do so by a court or after a determination by its independent counsel, shareholders or a majority of its disinterested directors that the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation.


ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The estimated expenses, other than underwriting discounts and commissions, in connection with the Offering are as follows:



SEC Registration Fee* .....................  $  3,000
NASD Filing Fee* ..........................     1,500
Nasdaq Fees* ..............................    48,750
Blue Sky Fees and Expenses* ...............     7,500
Printing Expenses* ........................    70,000
Legal Fees and Expenses* ..................   225,000
Auditing and Accounting Service* ..........    50,000
Transfer Agent Fees and Expenses* .........     3,000
Miscellaneous* ............................    66,250
                                             --------
   Total ..................................  $475,000
                                             ========

*Estimated


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES
     None.


ITEM 27. EXHIBITS



  1.+        Form of Underwriting Agreement.
  3.1        Articles of Incorporation of the Company presently in effect, as amended to date.
  3.2        Form of Restated Articles of Incorporation to be effective upon the closing of the Offering.
  3.3        By-laws of the Company presently in effect.
  3.4        Form of Restated By-laws of the Company to be effective upon the closing of the Offering.
  4.1        Form of Common Stock Certificate.
  5.+        Opinion of Hutchins, Wheeler & Dittmar, re: legality.
 10.1        Loan Agreements between the Company and M&I Bank.
 10.2        Operating Agreement between the Company and M&M Consulting Limited Liability Company.
 10.3*       Services Agreements between the Company and M&M Consulting Limited Liability Company.
 10.4*       Data Processing Services Agreement between the Company and M&I Data Services, a Division of
             Marshall & Ilsley Corporation.
 10.5*       Financial Services Agreement with Financial Institutions Service Corporation.
 10.6        Life Insurance Endorsement Method Split Dollar Plan Agreement between Merrill Merchants Bank and Edwin Clift.
 10.7        Form of Unfunded Deferred Compensation Agreement.
 10.8        Executive Supplemental Retirement Plan.
 10.9        Form of Mandatory Convertible Debentures.
 10.10*      Correspondent Trust Services Agreement with Northern Trust Company.
 10.11       Stock Option Plan, as amended.

 10.12       Form of Stock Option Agreement.
 10.13       1998 Directors' Deferred Compensation Plan.
 21.         Subsidiaries of the Company.
 23.1 +      Consent of Berry Dunn McNeil & Parker.
23.2 +       Consent of Hutchins, Wheeler & Dittmar (included in Exhibit 5).
 24.         Power of Attorney (contained in signature section of Registration Statement).
 27          Financial Data Schedule



* Confidential treatment requested
+ Filed as part of this Amendment No. 1



ITEM 28. UNDERTAKINGS

(a) The undersigned Company hereby undertakes to provide to the Underwriter at the Closing Date specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities
    Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Company hereby undertakes to, for purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(d) The undersigned Company hereby undertakes to, for purposes of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                  SIGNATURES

     IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS OF FILING ON FORM SB-2 AND AUTHORIZED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, IN THE CITY OF BANGOR, STATE OF MAINE ON JULY 20, 1998.

                                     Merrill Merchants Bancshares, Inc.



                                        /s/ Deborah A. Jordan
                                        ---------------------------------------
                                        By  Deborah A. Jordan
                                            Treasurer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following person in the capacities and on the dates indicated:





                  Name                                Capacity                        Date
--------------------------------------   -------------------------------------   --------------
                    *                    Chief Executive Officer, President,     July 20, 1998
------------------------------------     Director (principal executive
               Edwin N. Clift            officer)


         /s/ Deborah A. Jordan           Treasurer (principal financial and      July 20, 1998
------------------------------------     accounting officer)
             Deborah A. Jordan


                   *                     Chairman, Director                      July 20, 1998
------------------------------------
           William C. Bullock, Jr.

                   *                     Director                                July 20, 1998
------------------------------------
             Joseph H. Cyr

                   *                     Director, Secretary                     July 20, 1998
------------------------------------
            Perry B. Hansen

                   *                     Director                                July 20, 1998
------------------------------------
           Leonard E. Minsky

                   *                     Director                                July 20, 1998
------------------------------------
             Joseph Sewall

                   *                     Director                                July 20, 1998
------------------------------------
           Dennis L. Shubert, M.D.

                   *                     Director                                July 20, 1998
------------------------------------
            Susan B. Singer

                   *                     Director                                July 20, 1998
------------------------------------
            Harold S. Wright

*By: /s/ Deborah A. Jordan
------------------------------------
    Deborah A. Jordan
     Attorney-in-Fact
